  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1998

                                                REGISTRATION NO. 333-49441

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933
                                   ZD INC.*

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                          2721                   13-3987754
   (STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)

                                ONE PARK AVENUE
                           NEW YORK, NEW YORK 10016
                                (212) 503-3500

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              TIMOTHY C. O'BRIEN
                                ZIFF-DAVIS INC.
                                ONE PARK AVENUE
                           NEW YORK, NEW YORK 10016
                                (212) 503-3500

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

       STEPHEN A. GRANT, ESQ.                           JEFFREY SMALL, ESQ.
        SULLIVAN & CROMWELL                            DAVIS POLK & WARDWELL
          125 BROAD STREET                              450 LEXINGTON AVENUE
      NEW YORK, NEW YORK 10004                        NEW YORK, NEW YORK 10017

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(o) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------
* Upon closing of the Offering, ZD Inc. will be renamed Ziff-Davis Inc. and Ziff-Davis Inc. will be renamed ZD Inc.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued April 24, 1998             $250,000,000
                                Ziff-Davis Inc.
                       % SENIOR SUBORDINATED NOTES DUE 2008

ZIFF-DAVIS INC., A DELAWARE CORPORATION  (THE "COMPANY"), WILL ISSUE   % SENIOR
 SUBORDINATED NOTES DUE 2008 (THE "NOTES") OFFERED HEREBY (THE "OFFERING") IN THE AGGREGATE PRINCIPAL AMOUNT OF $250,000,000. INTEREST ON THE NOTES IS
  PAYABLE SEMIANNUALLY ON     AND     OF EACH YEAR, COMMENCING        , 1998.
  THE NOTES  WILL BE REDEEMABLE,  IN WHOLE OR IN  PART, AT THE OPTION  OF THE
   COMPANY AT ANY TIME  ON OR AFTER           2003, AT THE REDEMPTION PRICES
   SET FORTH HEREIN PLUS ACCRUED  AND UNPAID INTEREST, IF ANY, AND ANY OTHER
    AMOUNTS PAYABLE THEREON TO THE DATE OF REDEMPTION. SEE "DESCRIPTION OF NOTES--OPTIONAL REDEMPTION." IN ADDITION, AT ANY TIME PRIOR TO 2001,
     THE COMPANY MAY REDEEM UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF
     THE  NOTES  WITH  THE NET  PROCEEDS  OF  ONE  OR MORE  PUBLIC  EQUITY
      OFFERINGS (AS  DEFINED HEREIN)  AT   %  OF THEIR  PRINCIPAL AMOUNT,
       PLUS ACCRUED AND UNPAID INTEREST; PROVIDED THAT AFTER ANY SUCH REDEMPTION AT LEAST $150.0 MILLION AGGREGATE PRINCIPAL AMOUNT OF
        NOTES REMAINS OUTSTANDING.

                                  ----------

THE  NOTES WILL BE SUBORDINATED TO ALL EXISTING AND FUTURE SENIOR  INDEBTEDNESS
 (AS  DEFINED  HEREIN) OF  THE  COMPANY AND  EFFECTIVELY SUBORDINATED  TO  ALL
  LIABILITIES OF  THE COMPANY'S SUBSIDIARIES. AT DECEMBER 31, 1997, ON  A PRO
   FORMA  BASIS AFTER GIVING  EFFECT TO  THE REORGANIZATION, INCLUDING  THIS
    OFFERING,  THE  COMPANY (EXCLUDING  ITS  SUBSIDIARIES) WOULD  HAVE  HAD
     APPROXIMATELY $1.34  BILLION OF  INDEBTEDNESS (EXCLUDING  THE NOTES),
      ALL OF WHICH WOULD HAVE BEEN SENIOR INDEBTEDNESS, AND THE COMPANY'S
       SUBSIDIARIES  WOULD  HAVE  HAD APPROXIMATELY  $497.4  MILLION  OF
        LIABILITIES (EXCLUDING INDEBTEDNESS OWED TO THE COMPANY).

                                  ----------

 CONCURRENTLY WITH  THE OFFERING BEING  MADE HEREBY, THE COMPANY  IS OFFERING,
   BY MEANS OF A SEPARATE PROSPECTUS,  25,800,000 SHARES OF ITS COMMON STOCK
    (THE  "COMMON  STOCK OFFERING"  AND, TOGETHER  WITH THE  OFFERING,  THE
      "OFFERINGS").  THE  CONSUMMATION  OF   EACH  OF  THE  OFFERINGS  IS
        CONDITIONED  UPON,  AND  WILL  OCCUR  SIMULTANEOUSLY  WITH  THE
         CONSUMMATION OF THE OTHER. SEE "USE OF PROCEEDS."

                                  ----------

  ALL THE NET PROCEEDS WILL BE PAID TO AFFILIATES OF THE COMPANY. SEE "USE OF
                                PROCEEDS."

                                  ----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY  REPRESENTATION  TO  THE
   CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                                                     UNDERWRITING
                                          PRICE TO  DISCOUNTS AND   PROCEEDS TO
                                          PUBLIC(1) COMMISSIONS(2) COMPANY(1)(3)
                                          --------- -------------- -------------
Per Note.................................    $            $             $
Total(3).................................  $            $             $

-----
  (1) Plus accrued interest, if any, from                 , 1998.
  (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

  (3) Before deducting expenses payable by the Company, estimated at
      $          .

                                  ----------

  The Notes are offered subject to prior sale, when, if and as if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the
Notes will be made on or about      , 1998 against payment therefor in
immediately available funds.

                                  ----------

MORGAN STANLEY DEAN WITTER
       BNY CAPITAL MARKETS, INC.
               DONALDSON, LUFKIN & JENRETTE
                      Securities Corporation
                                       MERRILL LYNCH & CO.

       , 1998

                                     [ART]


  Artwork includes: (i) general comments relating to the Company and the industry; (ii) descriptions of each of the Company's platforms; and (iii) logos of the Company and each of the Company's 50 brands.

  Text included within the artwork is as follows:

COVER PAGE:

  The impact of computing and the Internet is a phenomenon that will define this era.

  The number of personal computers in use worldwide is now over 300 million and use of the Internet has reached over 68 million U.S. adults.

  Ziff-Davis is dedicated to bringing together the makers and users of technology in a productive exchange.

  We believe in technology.

SPREAD:

  For companies targeting the technology marketplace, Ziff-Davis provides integrated marketing programs across all of its platforms.

ZD PUBLISHING

  Ziff-Davis' U.S. and international publications, including joint ventures and over 50 licensed publications, total more than 80 publications worldwide. PC Magazine, PC Week and Computer Shopper magazines are the top three computer magazines in the U.S., as measured by total revenue.

ZD COMDEX & FORUMS

  Ziff-Davis produces over 50 trade shows and conferences around the world. COMDEX/Fall is the largest trade show in the U.S. as measured by total revenue, total exhibit space and number of attendees.

ZD INTERNET

  ZDNet.com, Ziff-Davis' computing Web site, was ranked as the leading Web site in 1997 in the category of news, information and entertainment, as measured by visitors per month. ZDNet has over one million registered users and over 2.5 million e-mail recipients per month.

ZD EDUCATION

  Ziff-Davis publishes computer training products and over 50 newsletters and provides training through ZDUniversity, its Web based educational program.

ZD MARKET RESEARCH

  Ziff-Davis develops, analyzes and compiles information on computer technology issues and assists clients in identifying and targeting their customers by tracking current activity and market share in the business, home and reseller channels.

ZD TELEVISION

  ZDTV, a 24 hour cable television channel and integrated Web site to be launched by an affiliate, will target viewers interested in computers, technology and the Internet.

BACK PAGE:

  Ziff-Davis reaches makers and users of technology in over 100 countries.

believe in technology

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

  UNTIL     , 1998 (90 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

  FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY AN UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE NOTES OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE NOTES AND THE DISTRIBUTION OF THIS PROSPECTUS.

                                ---------------

  The Company's logo and certain of the titles and logos of the Company's publications, products and services referenced herein are trademarks of the Company. Each trade name, trademark or service mark of any other company appearing in this Prospectus is the property of its holder.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    5
Risk Factors..............................................................   12
The Company...............................................................   19
The Reorganization........................................................   21
Use of Proceeds...........................................................   22
Capitalization............................................................   23
Selected Historical Combined Financial and Other Data.....................   24
Unaudited Pro Forma Combined Financial Information........................   25
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   30
Industry..................................................................   39

                                                                            PAGE
                                                                            ----
Business...................................................................  41
Management.................................................................  58
Certain Transactions.......................................................  66
Principal Stockholders.....................................................  69
Description of the Credit Facility.........................................  70
Description of Notes.......................................................  71
Underwriters...............................................................  98
Legal Matters..............................................................  99
Experts....................................................................  99
Additional Information..................................................... 100
Index to Financial Statements.............................................. F-1

  This Prospectus includes statistical data regarding the publishing, trade show and Internet sectors which was obtained from industry publications, including reports generated by ActivMedia, Advertising Age, AdScope, Audit Bureau of Circulations, BPA International, Computer Intelligence, CMR, Cowles/Simba Information, Electronic Advertising and Marketplace Report, FIND/SVP, Inc., IMS, International Communications Research, Jupiter Ad Spend, MediaMetrix, Trade Show Week and U.S. Industry and Trade Outlook 1998. These industry publications generally indicate that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Company has not independently verified such data. The Company has not sought the consent of any of these organizations to refer to their reports herein.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the over-allotment option in connection with the Common Stock Offering and (ii) gives effect to the transactions described herein under the heading "The Reorganization." Unless the context otherwise requires, references in this Prospectus to "Ziff-Davis" or the "Company" are to the Company and its consolidated subsidiaries after giving effect to the transactions described herein under the heading "The Reorganization" and their respective predecessors. Unless the context otherwise requires, references in this Prospectus to "Softbank" refer to SOFTBANK Corp., a Japanese corporation, and its affiliates. See "The Company--Relationship with Softbank" and "The Reorganization." For definitions of certain capitalized terms used and not defined herein, see "Description of Notes--Certain Definitions."

  Upon closing of the Offering, the Company will assume the name Ziff-Davis Inc. and the operating subsidiary with the same name will be renamed ZD Inc. Unless the context otherwise requires, references in this Prospectus to "ZDI" refer to the operating corporation and its subsidiaries, including (i) Ziff-Davis Publishing Company prior to its acquisition by Softbank in February 1996 and (ii) operations owned by MAC Inc. but managed by ZDI and to be acquired by the Company in the Reorganization. Such operations owned by MAC Inc. consist of certain international consumer and Internet publications, international trade shows and the ZDNet business (the "MAC Assets"). See "The Reorganization" and "Business."

                                  THE COMPANY

  The Company believes it is the world's preeminent integrated media and marketing company focused on computing and Internet-related technology, with principal platforms in print publishing, trade shows and conferences, online content, market research and education. The Company provides global technology companies with marketing strategies for reaching key decision-makers.

  The Company's PC Magazine, PC Week and Computer Shopper magazines are the top three computer magazines in the U.S. and are among the top 25 U.S. magazines, each as measured by total revenue in 1996 (the latest year for which data is available). The Company also produces the world's most important trade shows serving vendors, resellers, buyers and users of computer technology, including COMDEX/Fall, the largest trade show in the U.S. The Company's ZDNet.com Web site ("ZDNet") is the leading computing content site and ranked the number one Web site in 1997 in the category of news, information and entertainment, as measured by visitors per month.

  The Company's 28 primary U.S. and international titles, including its joint ventures, and over 50 licensed publications, total more than 80 publications distributed worldwide, with a combined circulation of over eight million primary readers. In 1997, Ziff-Davis was the largest technology publisher in the U.S. in terms of total magazine revenue. In that same year, Ziff-Davis accounted for 36.8% of all advertising and circulation dollars spent in computer periodicals, with at least 50% more total magazine revenue than its closest competitor. The preeminence of the Company's publications among readers and advertisers is based on its comprehensive market and product coverage, the quality of its editorial content and the influence of its readership.

  In 1997, the Company produced over 50 trade shows and conferences worldwide with over two million estimated attendees. The Company's COMDEX/Fall event is the number one ranked trade show for all industries in the U.S. as measured by total revenue, total exhibit space and number of attendees.

  The Company's other media and marketing platforms include online content, market research, education and the publication of computer-related newsletters and training manuals and materials. In addition, the Company has an option to acquire an interest in ZDTV: Your Computer Channel ("ZDTV"), the first 24-hour cable television channel and integrated Web site focused exclusively on computers, technology and the Internet, which is expected to be launched in the first half of 1998.

  The Company had total revenue of $1.154 billion for 1997. The Company's revenue is primarily derived from advertising sales, which represented 51.9% of total revenue in 1997. The second largest component of the Company's revenue is derived from trade shows and conferences, which accounted for 23.5% of total revenue in 1997. Circulation revenue, comprised of subscription and newsstand single copy sales, generated 13.1% of the Company's revenue in 1997 and other revenue components, including online content, market research and revenue derived from joint ventures and licenses, contributed 11.5% in 1997. The Company had a net loss of $71.2 million for 1997 and expects the net loss for the first quarter of 1998 to increase by 15-20% as compared with the first quarter of 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

BUSINESS AND OPERATING STRATEGY

  The Company's objective is to be the preferred marketing partner to technology vendors and service providers seeking to reach primary decision-makers involved in the specification and purchase of their products and services. Major elements of the Company's strategy include:

  .Maintain Focus on the Computer and Internet Technology Markets

  .Develop the Most Comprehensive, Objective and Authoritative Content

  .Build Upon Brand Strength of Existing Media Properties

  .Continue to Leverage Multiple Media Marketing Platforms

  .Expand Leadership on the Internet

  .Launch New Products and Services

  .Expand Global Reach

  Although none of the proceeds of the Offerings will be paid to the Company, the Company expects to fund its business and operating strategy from internally generated cash flow from operations, which are estimated to be sufficient to fund investments and the repayment of indebtedness. As a result of certain large non-cash charges, the Company's earnings for the year ended December 31, 1997 were insufficient to cover fixed charges by $74.5 million and, on a pro forma basis, by $6.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELATIONSHIP WITH SOFTBANK

  Upon the completion of the Reorganization described below, SOFTBANK Corp., a Japanese corporation publicly-traded on the Tokyo Stock Exchange First Section (together with its affiliates, "Softbank"), will own approximately 74.2% of the outstanding shares of Common Stock (71.4% if the overallotment option relating to the Common Stock Offering is exercised in full). The Company and Softbank have entered into certain agreements governing various interim and ongoing relationships between the two companies. Softbank also has given the Company an undertaking not to expand certain operations outside Japan in competition with the Company without the prior approval of the Company's management directors after consulting with the Company's independent directors. This undertaking would not preclude investments by investment funds managed by Softbank. The Company has undertaken not to compete with Softbank in Japan without the prior approval of SOFTBANK Corp.'s Board of Directors and has agreed to afford Softbank the continuing right to license all of the Company's products and services in Japan. See "Risk Factors--Control by Principal Stockholders and Potential Conflicts of Interest," "The Company--Relationship with Softbank" and "Certain Transactions."

                               THE REORGANIZATION

  The Company is an indirect subsidiary of SOFTBANK Corp., which, as of December 31, 1997, was 50.2% owned by Mr. Masayoshi Son, its President, including 43.4% directly held by his 99% owned holding company, MAC Inc., a Japanese corporation ("MAC"), and SOFTBANK Corp.'s largest shareholder. Prior to the Offerings, the Company's businesses were conducted through various indirect subsidiaries of SOFTBANK Corp. The Company's publishing business was principally conducted through Ziff-Davis Inc. ("ZDI") and its trade show business was principally conducted through ZD COMDEX and Forums Inc. ("ZDCF"). The MAC Assets were managed by ZDI and ZDCF, but were owned by MAC. Concurrently with the Offerings, the Company will consummate a Reorganization (as described under "The Reorganization") pursuant to which: (i) all of the stock of ZDI and ZDCF will be contributed to the Company by Softbank in exchange for 74.2% of the Company's Common Stock; (ii) the Company will complete the purchase of the MAC Assets; (iii) the Company will issue and sell the Common Stock and the Notes pursuant to the Offerings; (iv) the Company will enter into a credit facility with a group of financial institutions (the "Credit Facility") and borrow $1.25 billion thereunder; and (v) approximately $928 million of the Company's obligations to Softbank will be converted to equity and the Company will repay approximately $1.531 billion of obligations to Softbank. The Company has obtained a commitment letter from The Bank of New York, Morgan Stanley Senior Funding, DLJ Capital Funding and The Chase Manhattan Bank to provide such Credit Facility. All of the transactions comprising the Reorganization will be deemed to occur simultaneously. See "Risk Factors--Risks Relating to the Reorganization" and "--Absence of History as a Stand-Alone Company; Limited Relevance of Historical Financial Information," "The Reorganization" and "Unaudited Pro Forma Combined Financial Information."

  After giving pro forma effect to the Reorganization, as of December 31, 1997 the Company would have had outstanding approximately $1.59 billion of Indebtedness, including a $650 million term loan, $600 million drawn under a $700 million revolving credit loan under the Credit Facility, approximately $94 million of Indebtedness owed to Softbank and the Notes. All of such Indebtedness (other than the Notes) would have been Senior Indebtedness. As of such date, the Company's subsidiaries would have had approximately $497.4 million of liabilities (excluding Indebtedness owed to the Company). The Company believes that, based on its current level of operations and anticipated growth, the Company's ability to generate cash, together with other available sources of funds (including available cash on hand at December 31, 1997, of $30.3 million) will be adequate over the next 12 months to make required payments of principal and interest on the Company's indebtedness, to fund anticipated capital expenditures and future working capital requirements. The Company expects to fund its business and operating strategy from internally generated cash flow from operations, which are estimated to be sufficient to fund investments as well as the repayment of indebtedness. In addition, after giving effect to the Reorganization the Company will have $100 million of undrawn and available credit under its revolving credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  THE OFFERING

                             $250,000,000 aggregate principal amount of   %
Notes Offered............... Subordinated Notes due 2008.

Maturity....................       , 2008

Interest Payment Dates...... Interest on the Notes is payable semi-annually
                             on         and          of each year, commencing
                                       , 1998.

Optional Redemption......... The Notes may be redeemed at the option of the
                             Company, in whole or in part, at any time on or
                             after      , 2003 at the redemption prices set
                             forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, upon one or more Public Equity Offerings
                             consummated prior to     , 2001 the Company may
                             at its option redeem up to 35% of the original principal amount of the Notes from the proceeds
                             thereof at   % of the principal amount thereof
                             plus accrued interest to the date of redemption, provided that at least $150 million aggregate principal amount of the Notes must remain outstanding after such redemption. See "Description of Notes--Optional Redemption."

Change of Control........... Upon a Change of Control, each holder of Notes will have the right to require the Company to purchase such holder's Notes at a price of 101% of the principal amount thereof plus accrued interest, if any, to the date of purchase. There can be no assurance that the Company will have the financial resources necessary to purchase the Notes upon a Change of Control. See "Risk Factors--Possible Inability to Repurchase Notes upon Change of Control" and "Description of Notes--Repurchase of Notes upon a Change of Control."

Ranking..................... The Notes are unsecured senior subordinated obligations of the Company and will rank on a parity with all other unsecured and subordinated indebtedness of the Company and will be subordinated in right of payment to all senior indebtedness of the Company, including indebtedness under the Credit Facility as well as existing and future obligations of the Company's subsidiaries to the extent of the assets of such subsidiaries. After giving pro forma effect to the Reorganization, as of December 31, 1997 the Company would have had outstanding approximately $1.34 billion of Indebtedness (excluding the Notes), all of which would have been Senior Indebtedness, and its subsidiaries would have had approximately $497.4 million of liabilities (excluding Indebtedness owed to the Company).

Credit Facility............. In connection with the Reorganization, the
                             Company will enter into a $1.35 billion Credit Facility with a group of banks and borrow $1.25 billion thereunder.

Common Stock Offering....... Concurrently with the Offering being made hereby, the Company is offering, by means of a separate prospectus, 25,800,000 shares of its Common Stock at an initial offering price of between $14 and $17 per share. The consummation of the Offering being made hereby and the Common Stock Offering is conditioned upon, and will occur simultaneously with, the consummation of the other.

Certain Covenants........... The Indenture contains certain restrictive covenants which, among other things, restrict the ability of the Company and its Restricted Subsidiaries to incur indebtedness other than Permitted Indebtedness; pay dividends; prepay subordinated indebtedness; repurchase capital stock; incur senior subordinated indebtedness; create certain liens; engage in certain transactions with Affiliates; or sell assets or permit Restricted Subsidiaries to issue certain guarantees. Moreover, the covenants limit the ability of the Company to suffer to exist certain dividend and other payment restrictions affecting its Restricted Subsidiaries or make distributions in respect of the Company's capital stock or make certain other restricted payments. In addition, the Indenture limits the ability of the Company to merge or transfer all or substantially all of its assets. The covenants are, however, subject to a number of important exceptions and qualifications. Certain of these covenants will terminate if and when the Notes are Investment Grade Rated. See "Description of Notes--Certain Covenants."

Form of Notes...............
                             The Notes will be issued initially as one or more global securities registered in the name of the nominee of the Depository Trust Company ("DTC"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by DTC or its nominee with respect to its participants. Ownership of beneficial interests is limited to persons that have accounts with DTC ("participants") or persons that may hold interest through participants ("indirect participants"). Except as set forth under "Description of Notes," participants or indirect participants are not entitled to receive physical delivery of Notes in definitive form or to have Notes issued and registered in their names and are not considered the owners or holders thereof under the Indenture. See "Description of Notes-- Book-Entry; Delivery and Form."

Use of Proceeds............. The net proceeds from the Offerings, together with amounts drawn under the Credit Facility, will be used to complete the purchase of the MAC Assets and repay intercompany indebtedness. See "Use of Proceeds."

                                  RISK FACTORS

  Prospective investors should consider carefully the information contained under "Risk Factors," as well as the other information and data included in this Prospectus for certain considerations relevant to evaluating an investment in the Notes offered hereby.

              SUMMARY HISTORICAL COMBINED FINANCIAL AND OTHER DATA

  The following table presents Summary Historical Combined Financial and Other Data for ZDI and ZDCF as of December 31, 1997 and for the three years then ended which were derived from the audited combined financial statements of ZDI and ZDCF included elsewhere in this Prospectus. COMDEX was acquired by Softbank on April 1, 1995 and ZDI was acquired by Softbank on February 29, 1996; the Summary Historical Combined Financial and Other Data includes the results of COMDEX and ZDI from such dates. See "The Reorganization." The following table also presents pro forma combined financial data of ZDI and ZDCF giving effect to the transactions described under the heading "The Reorganization" as if they had occurred as of January 1, 1997, in the case of the statement of operations data, and as of December 31, 1997, in the case of the balance sheet data. The pro forma financial data does not purport to be indicative of the results that actually would have been obtained had the Reorganization been completed as of such dates and is not intended to be a projection of the future results of operations or financial position of ZDI and ZDCF. The following information should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Combined Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Presentation of Financial Information," "Unaudited Pro Forma Combined Financial Information" and the Combined Financial Statements of ZDI and ZDCF, including the notes thereto, included elsewhere in this Prospectus.

                                          YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------
                                                                    PRO FORMA
                                   1995       1996        1997       1997(1)
                                 --------  ----------  ----------  -----------
                                           (DOLLARS IN THOUSANDS,
                                      EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue, net.................... $202,729  $  955,139  $1,153,761  $ 1,153,761
Depreciation and amortization...   24,305     139,736     154,940      156,940
Income from operations..........   62,675      87,181     109,232      109,232
Interest expense, net...........   44,005     120,646     190,445      122,730
Income/(loss) before income
 taxes..........................   22,869     (27,124)    (72,491)      (4,776)
Net income/(loss)(2)............   10,945     (52,081)    (71,179)      (7,915)
Pro forma basic loss per
 share(2).......................                                          (.08)
Pro forma diluted loss per
 share(2).......................                                          (.08)
Pro forma weighted average
 shares outstanding(2)..........                                   100,000,000
OTHER DATA:
EBITDA(3)....................... $ 91,179  $  233,258  $  272,894  $   274,894
Capital expenditures............    3,367      22,365      30,196          --
Net cash provided (used) by
 operating activities...........   26,168      61,543      (3,364)         --
Net cash used by investing
 activities..................... (817,887) (2,147,188)    (44,196)         --
Net cash provided by financing
 activities.....................  815,408   2,087,652      47,946          --
Ratio of earnings to fixed
 charges(4).....................      1.5x        --          --           --
Ratio of EBITDA to pro forma
 interest expense...............      --          --          --           2.2x
                                                         AS OF DECEMBER 31,
                                                                1997
                                                       -----------------------
                                                         ACTUAL     PRO FORMA
                                                       ----------  -----------
BALANCE SHEET DATA:
Cash and cash equivalents...........................   $   30,301  $    30,301
Total assets........................................    3,546,646    3,532,834
Total long-term obligations.........................    2,408,240    1,586,539
Stockholders' equity................................      126,130    1,441,165

--------
(1) Due to the subjectivity inherent in the assumptions concerning the timing and nature of the uses of cash generated by the pro forma adjustments, cash flows from operating, investing and financing activities are not presented in the pro forma data.
(2) No historical earnings per share or share data are presented as the Company does not consider such data meaningful. Upon closing of the Offering, 100 million shares of common stock will be outstanding and pro forma earnings per share data gives effect to these shares as if they were outstanding on January 1, 1997.
(3) "EBITDA" is defined as income before provision for income taxes, interest expense, depreciation and amortization. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the publishing and media industries.
(4) For purposes of the computations, earnings before fixed charges consist of income/(loss) before income taxes adjusted for equity earnings (loss), as appropriate, plus fixed charges. Fixed charges are defined as interest expense plus that portion of rental expense which is deemed to be representative of the interest factor. For the years ended December 31, 1996, 1997 and Pro Forma 1997 earnings were insufficient to cover fixed charges by $26,598, $74,520 and $6,805, respectively.

                                ----------------

  For information relating to the three months ended March 31, 1998, see page 33 in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  SEE THE TABLE ON PAGE 32 IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" FOR A PRESENTATION OF THE COMBINED RESULTS AS IF ZDI HAD BEEN ACQUIRED ON JANUARY 1, 1995. THE COMPANY BELIEVES THIS INFORMATION IS IMPORTANT IN EVALUATING ITS HISTORICAL RESULTS OF OPERATIONS.

                                 RISK FACTORS

  An investment in the Notes offered hereby involves various risks. Prior to investing in the Notes being offered hereby, prospective investors should consider carefully the factors set forth below, together with the other information set forth in this Prospectus. Certain information contained in this section and elsewhere in this Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors set forth in this section and elsewhere in this Prospectus.

RISKS RELATING TO THE REORGANIZATION

  The Company is a newly organized Delaware corporation, incorporated on February 4, 1998 in contemplation of the Reorganization. As part of the Reorganization, the Company has acquired and will acquire the MAC Assets for approximately $370 million. Although the Company believes that the purchase price does not exceed fair market value, such arrangements are not the result of an arm's length negotiation between unrelated parties, and there can be no assurance that the Company would not have been able to obtain better terms from unrelated parties. See "The Reorganization," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

ABSENCE OF HISTORY AS A STAND-ALONE COMPANY; LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

  The Company has never operated as a stand-alone company. Until October 1997, the ZDI and the ZDCF businesses were managed as separate Softbank subsidiaries. The Company's future operating results will depend in part on its ability to integrate these businesses and manage the combined enterprise. In addition, although the Company will be a subsidiary of Softbank following the Offerings, Softbank will be under no obligation to provide assistance to the Company or any of its subsidiaries.

  The financial information of ZDI and ZDCF included herein does not reflect what the actual results of operations, financial position and cash flows of the Company would have been had the Company existed and the Reorganization been completed prior to the periods presented, nor is it necessarily indicative of the results of operations, financial position and cash flows of the Company in the future. The financial statements also include the MAC Assets which are being transferred to the Company pursuant to the Reorganization. See "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Presentation of Financial Information" and "Certain Transactions."

CONTROL BY PRINCIPAL STOCKHOLDERS AND POTENTIAL CONFLICTS OF INTEREST

  Upon the completion of the Reorganization, Softbank will own approximately 74.2% of the outstanding shares of Common Stock of the Company (71.4% if the over-allotment option relating to the Common Stock Offering is exercised in full). As a result, Softbank will be in a position to direct the election of all members of the Board of Directors of the Company and to control even those actions that require the approval of two-thirds or more of the voting share capital of the Company, including amendments to the Company's Certificate of Incorporation and any business combinations. Such concentration of ownership would also have the effect of preventing a change in control of the Company that might otherwise be beneficial to stockholders. Section 141 of the Delaware General Corporation Law, however, imposes upon directors a fiduciary duty to shareholders.

  The Company and Softbank have entered into certain agreements governing various interim and ongoing relationships between Softbank and the Company, including certain licensing and management agreements relating to publications, trade shows, ZDTV and ZDNet. In addition, Softbank has given the Company an undertaking that, as long as it owns 40% of the voting stock of the Company and can elect a majority of the Board of Directors, it will not expand operations involving (x) publishing information on computing and Internet-related technology through the media of print, CD-ROM/DVD, Internet and television, or (y) producing trade shows, conferences, exhibitions and similar events primarily related to computing and Internet-related technology outside Japan in competition with the Company without the prior approval of the Company's management directors after consulting with the Company's independent directors. This undertaking does not preclude investments by investment funds managed by Softbank. Softbank manages certain venture capital funds which invest in, among other things, computer and Internet-related companies. These funds may be able to co-invest with the Company or compete with the Company with respect to new investments. Softbank may develop new funds in the future, which funds may compete with the Company for investment opportunities. The Company has undertaken not to compete with Softbank in Japan without the prior approval of SOFTBANK Corp.'s Board of Directors and to afford Softbank the continuing right to license all of the Company's products and services in Japan. Such arrangements and undertaking are not the result of an arm's length negotiation between unrelated parties. See "--New Product Risks," "The Company--Relationship with Softbank," "Certain Transactions" and "Principal Stockholders."

SIGNIFICANT DEBT OBLIGATIONS; RESTRICTIVE COVENANTS

  At December 31, 1997, on a pro forma basis after giving effect to the Reorganization described under "Unaudited Pro Forma Combined Financial Information," the Company's total debt was approximately $1.594 billion, its total stockholders' equity was approximately $1.441 billion, its earnings were insufficient to cover fixed charges by $6.8 million and its total debt was 52.5% of total capitalization. The Company's indebtedness is substantial in relation to its stockholders' equity. The degree to which the Company is leveraged could have important consequences to holders of Notes because: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) the funds available to the Company for its operations may be reduced if a substantial portion of the Company's cash flow from operations is dedicated to the payment of principal and interest on its indebtedness; and
(iii) the Company's ability to incur additional debt may be impaired because the Credit Facility and the Notes contain financial and other restrictive covenants. The indebtedness of the Company requires a substantial portion of the Company's cash flow to be dedicated to the payment of principal and interest on indebtedness, thereby reducing funds available for capital expenditures and future business opportunities. In addition, the Company's indebtedness could increase the Company's vulnerability to adverse general economic conditions (including increases in interest rates) and could impair the Company's ability to take advantage of significant business opportunities that may arise. Subject to certain limitations, the Credit Facility and the Indenture will permit the Company and its subsidiaries to incur additional indebtedness.


  The ability of the Company to service its indebtedness, and to comply with the financial and restrictive covenants contained in the Credit Agreement and the Indenture is dependent upon the Company's future performance and business growth which are subject to financial, economic, competitive, regulatory and other factors affecting the Company, many of which are beyond its control. While the Company believes that it will be able to generate sufficient cash flow to cover required debt service payments, no assurance can be given to that effect. If the Company is unable to generate sufficient funds to meet its debt service obligations, it may be required to refinance some or all of such debt, sell assets or raise additional equity. No assurance can be given that such refinancings, asset sales or equity sales could be accomplished or, if accomplished, would raise sufficient funds to meet its debt service obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of the Credit Facility." In addition, a downturn in general economic conditions or in its business could have a material adverse effect on the Company's ability to meet its debt service obligations or to conduct its business in the ordinary course.

  The Credit Facility will contain financial covenants which, among other things, will require the Company to maintain certain financial ratios and restrict the ability of the Company and certain of its subsidiaries to incur indebtedness, make acquisitions or investments, and create or permit liens. The Indenture will contain covenants which restrict the Company from incurring additional indebtedness, making certain restricted payments, creating liens on its assets, making certain asset dispositions and entering into certain transactions with affiliates. If the Company is unable to generate sufficient cash flow or otherwise obtain the funds necessary to make required payments of principal and interest under, or is unable to comply with the covenants of, the Credit Facility or the Indenture, the Company could be in default under the terms thereof, which would permit the lenders pursuant to the Credit Facility to accelerate the maturity of the Senior Indebtedness created pursuant thereto and receive payment in full prior to the receipt by the Holders of Notes of any payment of principal of, premium, if any, and interest on the Notes. See "Description of the Credit Facility" and "Description of Notes."

SUBORDINATION OF THE NOTES; DEPENDENCE ON SUBSIDIARIES

  The Notes will be subordinated to all Senior Indebtedness including all obligations under the Credit Facility. In the event of a circumstance in which the contractual subordination provisions apply, Holders of Notes will not be entitled to receive and will have an obligation to pay over to holders of Senior Indebtedness any payments they may receive in respect of the Notes. As of December 31, 1997, on a pro forma basis after giving effect to the Reorganization, the Company would have had outstanding an aggregate principal amount of approximately $1.34 billion of Senior Indebtedness, which would rank senior in right of payment to the Notes. Furthermore, subject to certain limitations, the Credit Facility and the Indenture will permit the Company and its subsidiaries to incur additional indebtedness, including Senior Indebtedness. The indebtedness under the Credit Facility will become due prior to the time the principal obligations under the Notes become due. Certain subsidiaries of the Company will issue guarantees under the Credit Facility which will be secured by a pledge of the equity interests in other subsidiaries owned by them and the Company has pledged the issued and outstanding capital stock of certain of its subsidiaries to secure Indebtedness under the Credit Agreement. If the lenders under the Credit Facility should attempt to foreclose on the collateral thereunder, the Company's financial condition and the value of the Notes could be materially adversely affected. In the event of a bankruptcy, liquidation or reorganization of the Company, the assets of the Company would be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. See "Description of the Credit Facility" and "Description of Notes."

  In addition, the operations of the Company are conducted through its subsidiaries. Therefore, the Company's ability to make required principal and interest payments with respect to the Company's indebtedness, including the Notes, depends on the earnings of its subsidiaries and on its ability to receive funds from such subsidiaries through dividends or other payments. The Notes are obligations exclusively of the Company. The Company's subsidiaries are separate and distinct legal entities and are not obligated or required to pay any amounts due pursuant to the Notes or to make funds available therefor in the form of dividends or advances to the Company. Applicable law of the jurisdictions in which the Company has organized or may organize subsidiaries may limit such subsidiaries' ability to pay dividends. Furthermore, the Notes effectively will be subordinated to all outstanding indebtedness and other liabilities and commitments (including trade payables and operating lease obligations) of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon the latter's liquidation or reorganization (and the consequent right of Holders of Notes to participate in those assets) effectively will be subordinated to the claims of that subsidiary's creditors, except to the extent that the Company itself is recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. As of December 31, 1997, on a pro forma basis as described above, the Company's subsidiaries would have had approximately $497.4 million of liabilities (excluding Indebtedness to the Company) .

DEPENDENCE ON DEMAND FOR ADVERTISING

  A significant portion of the Company's total revenue in 1997 (51.9%) was derived from advertising sales. Should a general economic downturn or a recession in the United States occur in the future, the Company's advertisers may reduce their advertising budgets. In addition, technology product advertisers may be affected by factors such as pricing pressures and new product launches. Furthermore, there can be no assurance that technology product advertisers will maintain current levels of advertising in special interest magazines and events as opposed to general interest media such as newspapers, television and Internet sites. Any material decline in the demand for advertising by technology product advertisers could have an adverse effect on the Company's financial condition and results of operations.

IMPORTANCE OF CERTAIN PUBLICATIONS AND TRADE SHOWS

  Certain of the Company's publications have represented a significant portion of the Company's historic revenue, and the Company expects that such publications will continue to do so in the future. The Company's business publications, which include such titles as PC Magazine, Computer Shopper and PC Week, accounted for 65.3% of the Company's publishing revenue in 1997. Although the Company believes it has a diversified portfolio of special-interest publications and is not dependent on any single publication, a significant decline in the performance of any of these publications could have an adverse effect on the Company's financial condition and results of operations. See "Business--Print Publishing--Sources of Print Publishing Revenue."

  Certain of the Company's trade shows and conferences have represented a significant portion of the Company's historic revenue, and the Company expects that such trade shows and conferences will continue to do so in the future. COMDEX/Fall accounted for 34.0% of the Company's trade show and conference revenue in 1997. Although the Company believes it has a diversified portfolio of trade shows worldwide, a significant decline in the performance of COMDEX/Fall could have an adverse effect on the Company's financial condition and results of operations. See "Business--Trade Shows and Conferences--Sources of Trade Show and Conference Revenue."

SEASONALITY OF REVENUE; FLUCTUATIONS IN REVENUE FROM PERIOD TO PERIOD; ANTICIPATED LOSS FOR FIRST QUARTER OF 1998

  The Company's business is seasonal, with revenue typically reaching its highest level during the fourth quarter of each calendar year, largely due to the timing of its single largest trade show event, COMDEX/Fall, and the increase in publishing revenue in the fourth quarter due to increased consumer buying activity during the holiday season. In 1997, 35.0% of the Company's revenue was generated during the fourth quarter, with the first, second and third quarters accounting for 19.5%, 26.1% and 19.4% of revenue, respectively. In addition, the Company may experience fluctuations in revenue from period to period based on levels of marketing expenditure by the Company's advertising customers and by competition among computer technology marketers. Many of the Company's large customers concentrate their advertising expenditures around major new product launches. Marketing expenditure by technology companies can also be affected by factors affecting the computer industry generally, including changes in end user demand, pricing pressures and inventory surpluses. Furthermore, the Company's results are affected by the number and timing of new product launches and the timing of events. The launch of new publications, trade shows and services are funded with cash flow from operations and are expensed as incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "-- Seasonality."

  For the first quarter of 1998, the Company will report a loss from operations of $24 million as compared with a loss from operations of $15.6 million for the first quarter of 1997. There are several factors influencing the lower operating results for the first quarter of 1998, including lower advertising revenue in the Company's business publications as a result of factors affecting the computer technology industry generally (substantially offset by revenue from trade shows which were not held in the comparable period of the prior year) and certain one-time costs occurring in the first quarter of 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Three Months Ended March 31, 1998 Compared With Three Months Ended March 31, 1997 (unaudited)."

HISTORICAL NET LOSSES

  The Company had net losses of $52.1 million and $71.2 million for the twelve months ended December 31, 1996 and 1997, respectively. On a pro forma as adjusted basis giving effect to the Reorganization, the Company had a net loss of $7.9 million, or $(.08) per share, for the twelve months ended December 31, 1997. See "Unaudited Pro Forma Combined Financial Information." There can be no assurance that the Company will report net income in the future.

NEW PRODUCT RISKS

  The Company's future success will depend in part on its ability to monitor rapidly changing technologies and market trends and offer new publications, trade shows and services that address the needs of specific target audiences. The process of internally researching and developing, launching, acquiring acceptance and establishing profitability for a new publication, trade show or service, or assimilating and marketing an acquired publication, trade show or service, can be risky and costly. There can be no assurance that the Company's efforts to introduce new or assimilate acquired publications, trade shows or services will be successful or profitable. In addition to its publications, trade shows and services, the Company is a leading provider of Internet content about computing services, primarily through its ZDNet online service. The Internet is still in the relatively early stages of development; therefore, there can be no assurance that the Company's Internet services will remain competitive. Costs related to the development of new products are expensed as incurred and, accordingly, the Company's profitability from year to year may be adversely affected by the number and timing of new product launches. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company has entered into a license and services agreement with MAC to develop ZDTV. ZDTV is indirectly owned by MAC, but as part of this license and services agreement MAC has granted the Company an option exercisable through December 31, 1998 to purchase all of MAC's interest in ZDTV for an amount equal to MAC's investment plus 10% per annum for the period of its investment. The Company does not intend to exercise the option unless ZDTV has secured sufficient cable carriage. This may include entering into a joint venture or other co-ownership arrangement. The Company is currently funding ZDTV's operations on behalf of MAC through unsecured advances which, for approved levels of expenditure, are to be reimbursed by MAC. ZDTV's cash requirements are expected to be approximately $54 million in 1998. There can be no assurance that MAC will continue to approve and reimburse the Company for expenditures or that the Company will exercise its option. If the Company exercises its option, there can be no assurance that ZDTV will ultimately obtain sufficient cable carriage and commercial acceptance to be profitable. See "The Company--Relationship with Softbank" and "Certain Transactions."

RISKS ASSOCIATED WITH FLUCTUATIONS IN PAPER AND POSTAGE COSTS

  The Company's principal raw material is paper. Paper costs constitute a significant expense, accounting for 15.2% of the Company's total U.S. print publishing operating expenses in 1997. Paper prices have been volatile over the past several years, initially rising in 1994, rising more significantly in 1995 and 1996 and declining in 1997. Management anticipates paper prices will increase in 1998. The Company does not use forward contracts and most of its paper supply contracts, which are generally for a two to three year renewable term, provide for price adjustments to reflect changing market prices. Accordingly, significant increases in paper prices could adversely affect the Company's future results of operations.

  Postage for magazine distribution is also a significant expense for the Company, accounting for 11.3% of the Company's total U.S. print publishing operating expenses in 1997. Postage costs increase periodically and can be expected to increase in the future. The United States Postal Service has recently announced a 5.4% increase for commercial magazine rates, which is expected to become effective in 1998. The Company may not be able to recover, in whole or in part, paper or postage cost increases. Accordingly, significant cost increases could have an adverse effect on the Company's financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Print Publishing--Paper and Printing."

COMPETITION

  The Company faces significant competition with respect to its print publications, trade shows and conferences and other technology information services. In its publishing business, the Company principally competes for advertising and circulation revenue with publishers of other computer technology publications, and also faces broad competition from media companies that produce general interest magazines, newspapers and online content. Overall competitive factors include product positioning, editorial quality, circulation, price and customer service. Competition for advertising dollars is primarily based on advertising rates, the nature and scope of readership, reader response to advertisers' products and services and the effectiveness of sales teams. In its trade show and conference business, the Company competes with other producers of trade shows and conferences for exhibition space, exhibitors and attendees, primarily on the basis of the quality of the conference, its content and organizational efficiency. If the Company is unable to compete effectively for advertisers, readers, exhibitors and/or attendees, its financial condition and results of operations could be adversely affected. See "Business--Competition."

CONSOLIDATION OF PRINCIPAL VENDORS; SIGNIFICANT SUPPLIER

  The Company's principal vendors include paper suppliers, printers, fulfillment houses and national newsstand distributors. Each of these industries is currently experiencing consolidation among their principal participants. Such consolidation may result in: (i) decreased competition, which may lead to increased prices; (ii) interruptions and delays in services provided by such vendors; and (iii) greater dependence on certain vendors. Such factors could adversely affect the Company's results of operations. One printing company accounted for approximately 50% of the Company's total print publishing manufacturing expenditures in 1997 for its U.S.-based publications. While the Company believes there are adequate alternatives available, an interruption or delay in service from, or the loss of, this printer could have an adverse effect on the Company. See "Business--Print Publishing--Paper and Printing."

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

  One component of the Company's growth strategy is to further expand into international markets. There are certain risks inherent in doing business in international markets, such as the uncertainty of product acceptance by different cultures, the risks of divergent business expectations or difficulties in establishing joint ventures with foreign partners, difficulties in staffing and managing multinational operations, currency fluctuations, state-imposed restrictions on the repatriation of funds and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have an adverse effect on the Company's future international operations and, consequently, on the Company's financial condition and results of operations. See "Business --Print Publishing-- International Publications" and "Business--Trade Shows and Conferences."

POSSIBLE INABILITY TO REPURCHASE NOTES UPON CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part of such Holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of repurchase. No assurance can be given that the Company will have sufficient resources to satisfy its repurchase obligation with respect to the Notes following a Change of Control. See "Description of the Notes--Certain Covenants--Repurchase of Notes upon a Change of Control."

  The Credit Facility will prohibit the Company from purchasing the Notes (except in certain limited circumstances beginning in the year 2000) and will also provide that certain change of control events with respect to the Company will constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes by the relevant Senior Indebtedness. In such case, the Company's failure to purchase the tendered Notes would constitute an event of default under the Indenture and the Company's failure to make an offer to purchase would permit the Holders of the Notes to declare the principal of, premium if any, and accrued interest on the Notes immediately due and payable under the Indenture. Such an event would constitute a default under the Credit Facility and could constitute a default under other Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes. See "Description of the Notes."

NO PRIOR PUBLIC MARKET FOR THE NOTES

  The Notes are a new issue of securities for which there is currently no market. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. The Underwriters have informed the Company that, subject to applicable laws and regulations, they currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so, and any such market making may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the Notes. The Company does not intend to apply for listing of the Notes on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system. See "Underwriters."

                                  THE COMPANY

  The Company believes it is the world's preeminent integrated media and marketing company focused on computing and Internet-related technology, with principal platforms in print publishing, trade shows and conferences, online content, market research and education. The Company's 28 primary U.S. and international titles, including its joint ventures, and over 50 licensed publications, total more than 80 publications distributed worldwide, with a combined circulation of more than eight million primary readers. The Company's predecessor was founded in 1927 and pioneered the development of special-interest magazines, including Car and Driver, Popular Photography, Stereo Review, Boating, Skiing and Modern Bride. The Company also produces the world's most important trade shows related to computer technology, with over two million estimated attendees at over 50 trade shows and conferences worldwide in 1997. The Company's COMDEX/Fall event is the number one ranked trade show for all industries in the U.S. as measured by total revenue, total exhibit space and number of attendees. The Company's ZDNet.com Web site is the leading computing content site and ranked the number one Web site in 1997 in the category of news, information and entertainment, as measured by visitors per month. The Company's other media and marketing platforms include market research, education and the publication of computer-related newsletters, training manuals and materials.

  The Company's principal executive offices are located at One Park Avenue, New York, New York 10016 and its telephone number is (212) 503-3500.

RELATIONSHIP WITH SOFTBANK

  The Company is an indirect subsidiary of SOFTBANK Corp., which, as of December 31, 1997, was 50.2% owned by Mr. Masayoshi Son, its President, including 43.4% directly held by his 99% owned holding company, MAC. Softbank is a leading provider of information and distribution services as infrastructure for the digital information industry. Softbank is Japan's leading distributor of computer software as well as a leading publisher of Japanese computer technology publications. It also is an 80% owner of Kingston Technology Company ("Kingston"), one of the world's largest independent providers of computer memory modules; a founder and co-owner of Japan Sky Broadcasting Co., Ltd. ("JSkyB"), a digital satellite broadcasting venture in Japan; a shareholder, directly or through its investment fund affiliates, in over 50 network and computer-related venture businesses in the digital information industry; and a 29.4% owner of Yahoo! Inc.

  Upon the completion of the Reorganization, Softbank will own approximately 74.2% of the outstanding shares of Common Stock (71.4% if the overallotment option relating to the Common Stock Offering is exercised in full). The Company and Softbank have entered into certain agreements governing various interim and ongoing relationships between Softbank and the Company, including certain licensing and management agreements relating to publications, trade shows, ZDTV and ZDNet. See "Certain Transactions."

  In addition, Softbank has given the Company an undertaking that, as long as it owns 40% of the voting stock of the Company and can elect a majority of the Board of Directors, it will not expand operations involving (x) publishing information on computing and Internet-related technology through the media of print, CD-ROM/DVD, Internet and television, or (y) producing trade shows, conferences, exhibitions and similar events primarily related to computing and Internet-related technology outside Japan in competition with the Company without the prior approval of the Company's management directors after consulting with the Company's independent directors.

  This undertaking does not preclude investments by investment funds managed by Softbank. Softbank manages certain venture capital funds which invest in, among other things, computer and Internet-related companies. These funds may be able to co-invest with the Company or compete with the Company with respect to new investments. Softbank may develop new funds in the future, which funds may compete with the Company for investment opportunities. The Company has undertaken not to compete with Softbank in Japan without the prior approval of SOFTBANK Corp.'s Board of Directors and has agreed to afford Softbank the continuing right to license all of the Company's products and services in Japan. See "Risk Factors--Control by Principal Stockholders and Potential Conflicts of Interest" and "Certain Transactions."

  In order to expand its media platforms, the Company has entered into a license and services agreement with MAC to develop ZDTV, a 24-hour cable television channel and integrated Web site focused exclusively on computers, technology and the Internet. ZDTV is indirectly owned by MAC, but as part of this license and services agreement MAC has granted the Company an option exercisable through December 31, 1998 to purchase all of MAC's interest in ZDTV for an amount equal to MAC's investment plus 10% per annum for the period of its invesment. Pursuant to the license and services agreement, the Company has agreed to fund ZDTV's operations on behalf of MAC through unsecured advances which, for approved levels of expenditure, are to be reimbursed by MAC. Such advances bear interest at the 30-day LIBOR rate plus .50%. ZDTV's cash requirements are expected to be approximately $54 million in 1998. The Company's cumulative advances in respect of ZDTV, which totaled $14.4 million net of $10.1 million in repayments through December 31, 1997, will be repaid concurrently with the Reorganization. The Company has not yet determined whether it will exercise its option to purchase MAC's interest in ZDTV. Any such purchase will depend upon securing sufficient cable carriage, which may include entering into a joint venture or other co-ownership arrangement, including an arrangement with a third party cable system operator which will provide carriage and also assume a portion of the ongoing cash requirements on terms that are acceptable to the Company. ZDTV is not included in the Company's results of operations. See "Certain Transactions."

                              THE REORGANIZATION

  The businesses to be conducted by the Company were acquired in a series of acquisitions and internal reorganizations undertaken by Softbank. See "The Company--Relationship with Softbank." The Company's principal business operations are as follows:

    (i) the computer technology publishing operations of Ziff-Davis Publishing Company ("ZD Pubco"), which Softbank acquired in February 1996 for $1.8 billion in cash and subsequently renamed Ziff-Davis Inc.;

    (ii) the COMDEX computer-related trade show operations ("COMDEX"), which Softbank acquired in April 1995 for $803 million in cash and renamed SOFTBANK COMDEX Inc. ("SB COMDEX"); and

    (iii) the computer and network-related trade show operations of Ziff-Davis Exposition and Conference Company ("ZD Expos"), which Softbank acquired in December 1994 for $127 million in cash and subsequently renamed SOFTBANK Forums Inc. ("SB Forums").

  Concurrently with the ZD Pubco and ZD Expos acquisitions described above, MAC purchased certain operations and assets of these companies for $302 million and $75 million, respectively. The MAC Assets consist of certain international consumer and Internet publications, international trade shows and the ZDNet business, most of which were still under development. The MAC Assets and related operations have been managed by ZDI and ZDCF since their acquisition by MAC. As part of the Reorganization discussed below, the MAC Assets, except for those that have been discontinued, have been or will be acquired by the Company at a purchase price that does not exceed fair market value, based on an independent appraisal. A portion of the MAC Assets was acquired by the Company on October 31, 1997 for $100 million, and the balance will be sold to the Company concurrently with the Offerings. See "Use of Proceeds."

  In October 1997, Softbank decided to combine the businesses of ZDI, SB COMDEX and SB Forums. SB Forums and SB COMDEX were merged as of December 31, 1997, with the surviving corporation named ZDCF. In order to complete the combination and establish the Company as a separate public company, concurrently with the Offerings, ZDI and ZDCF will be contributed to the Company in exchange for 74.2% of the Company's Common Stock, and approximately $928 million of the Company's obligations to Softbank will be converted to equity at the initial public offering price. The amount of intercompany indebtedness to be converted to equity is comprised of the obligations due to Softbank as of December 31, 1997, except those repaid with borrowings under the Credit Facility and the proceeds of the Notes Offering and a $94.2 million note which matures on February 20, 2009. Assuming an initial public offering price of $15.50 per share, the value of the capitalized intercompany indebtedness would have been equivalent to 59.8 million shares of Common Stock. In addition, the Company will receive approximately $10 million of fixed assets from Kingston in exchange for $10 million of shares of the Company's Common Stock (valued at the initial public offering price), which assets will be subsequently leased back to Kingston.

  As part of the Reorganization, the Company will: (i) issue 25.8 million shares of its Common Stock in the Common Stock Offering; (ii) sell $250 million aggregate principal amount of its % Senior Subordinated Notes due 2008 in the Offering; and (iii) enter into the $1.35 billion Credit Facility and borrow $1.25 billion thereunder. The Company will use the net proceeds from the Offerings and the Credit Facility to (i) pay $270 million to MAC, representing the purchase price for the remaining MAC Assets, and (ii) repay approximately $1.589 billion of obligations to Softbank (including the Company's liability to Softbank with respect to the $100 million purchase price for the initial portion of the MAC Assets, net of the approximately $42 million of balances due from MAC in connection with funding for the MAC Assets and ZDTV through December 31, 1997), which payment will eliminate all except $94.2 million of the remaining intercompany indebtedness as of December 31, 1997. The Company has obtained a commitment letter from The Bank of New York, Morgan Stanley Senior Funding, DLJ Capital Funding and The Chase Manhattan Bank to provide such Credit Facility.

  Unless the context otherwise indicates, references herein to the "Reorganization" include all of the transactions described above. The Offerings will be conditioned upon the completion of all such transactions comprising the Reorganization, which shall be deemed to occur simultaneously.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes and the Common Stock are estimated to be $241.3 million and $377.5 million ($434.5 million if the over-allotment option relating to the Common Stock Offering is exercised in full), respectively, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the proceeds from the Offerings and approximately $1.25 billion in borrowings under the Credit Facility, to fund the approximately $270 million purchase price of the balance of the MAC Assets (see "Risk Factors--Risks Relating to the Reorganization") and repay approximately $1.589 billion of intercompany obligations.

  The following table summarizes the foregoing estimated sources and uses of funds:

                                                                  AMOUNT
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
Sources:
  Notes Offering.........................................       $  250,000
  Common Stock Offering..................................          400,000
  Borrowings under Credit Facility.......................        1,250,000
                                                                ----------
    Total sources........................................       $1,900,000
                                                                ==========
Uses:
  Net payments to affiliates(1)..........................       $1,588,625
  Offering expenses and debt issuance costs(2)...........           41,375
  Purchase balance of MAC Assets.........................          270,000
                                                                ----------
    Total uses...........................................       $1,900,000
                                                                ==========

--------
(1) Net payments to affiliates include the following:

      (i)Repayment of notes payable to affiliates:
        7.8% notes maturing March 31, 2011.........................  $1,080,000
        8.0% notes maturing February 28, 2010......................     375,027
        8.0% notes maturing March 31, 2010.........................      74,772
        8.0% notes maturing January 1, 2007........................       1,513
      (ii) Repayment of obligations to Softbank for the October 31,
           1997 purchase of certain MAC Assets.....................     100,000
      (iii)  Receipt from MAC of amounts due with respect to
             funding the development and operations of the MAC          (42,687)
             Assets and ZDTV through December 31, 1997 ............  ----------
                                                                     $1,588,625
                                                                     ==========

(2) Includes $22,500 in expenses related to the issuance of Common Stock and $18,875 of debt issuance costs.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997: (i) on a combined basis for ZDI and ZDCF; (ii) on a pro forma basis after giving effect to the contribution of ZDI and ZDCF to the Company, conversion of approximately $928 million of intercompany obligations to equity and the Kingston sale-leaseback; and (iii) on a pro forma basis as adjusted to give effect to the Offerings and the remaining debt refinancing. See "The Reorganization." This table should be read in conjunction with "Selected Historical Combined Financial and Other Data," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Presentation of Financial Information" and the Combined Financial Statements of ZDI and ZDCF.

                                                 AS OF DECEMBER 31, 1997
                                            -----------------------------------
                                              ACTUAL                 PRO FORMA
                                             COMBINED   PRO FORMA   AS ADJUSTED
                                            ----------  ----------  -----------
                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                       SHARE DATA)
Debt:
  Credit Facility.......................... $      --   $      --   $1,250,000
  Notes....................................        --          --      250,000
  Notes payable to affiliates, including
   current portion.........................  2,534,030   1,625,543      94,231
                                            ----------  ----------  ----------
      Total debt...........................  2,534,030   1,625,543   1,594,231
Stockholders' equity:
  Common Stock, $.01 par value, 1,000
   shares authorized, 200 shares issued and
   outstanding; Pro Forma: par value $.01
   per share; 120,000,000 shares autho-
   rized; 100,000,000 shares issued and
   outstanding............................. $      --   $      --   $    1,000
  Additional paid-in-capital...............    248,330   1,185,865   1,562,365
  Accumulated deficit......................   (119,429)   (119,429)   (119,429)
  Deferred compensation....................       (996)       (996)       (996)
  Cumulative translation adjustment........     (1,775)     (1,775)     (1,775)
                                            ----------  ----------  ----------
    Total stockholders' equity.............    126,130   1,063,665   1,441,165
                                            ----------  ----------  ----------
      Total capitalization................. $2,660,160  $2,689,208  $3,035,396
                                            ==========  ==========  ==========

             SELECTED HISTORICAL COMBINED FINANCIAL AND OTHER DATA

  The Selected Historical Combined Financial and Other Data (i) of ZDI as of and for the year ended December 31, 1995 and for the period January 1, 1996 to February 28, 1996 and (ii) of ZDI and ZDCF as of and for the years ended December 31, 1995 and 1996 and 1997 were derived from their respective historical financial statements. Such financial statements, audited by independent accountants, are included elsewhere herein. The historical financial data of ZDI as of and for the years ended December 31, 1994 and 1993 is derived from ZDI's accounting records and has not been audited. The following information should be read in conjunction with "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Presentation of Financial Information," the Combined Financial Statements of ZDI and ZDCF and the Historical Consolidated Financial Statements of ZDI, as of and for the year ended December 31, 1995 and for the period January 1, 1996 to February 28, 1996.

                                                                                    ZDI AND
                                            ZDI(1)                               ZDCF COMBINED
                          --------------------------------------------- ---------------------------------
                                    YEAR ENDED              TWO-MONTH              YEAR ENDED
                                   DECEMBER 31,            PERIOD ENDED           DECEMBER 31,
                          -------------------------------  FEBRUARY 28, ---------------------------------
                            1993       1994       1995         1996      1995(2)    1996(3)       1997
                          --------  ---------- ----------  ------------ ---------- ----------  ----------
                                                     (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Revenue, net............  $649,452  $  711,379 $  768,995   $  125,465  $  202,729 $  955,139  $1,153,761
Depreciation and amorti-
 zation.................    38,228      34,208     91,546       15,137      24,305    139,736     154,940
Income from operations..    29,481      80,723     55,750        7,270      62,675     87,181     109,232
Interest expense, net...    14,035      17,887     92,609       14,030      44,005    120,646     190,445
Income/(loss) before in-
 come taxes.............    13,700      77,650    (40,250)      (6,995)     22,869    (27,124)    (72,491)
Net income/(loss)(4)(5).    13,700      77,650    (26,002)      (4,547)     10,945    (52,081)    (71,179)
OTHER DATA:
Capital expenditures....  $ 16,141  $   15,119 $   14,163   $      552  $    3,367 $   22,365  $   30,196
Ratio of earnings to
 fixed charges(6).......       1.7         4.1        --           --          1.5        --          --
BALANCE SHEET DATA (AT
 PERIOD END):
Cash and cash equiva-
 lents..................  $ 36,300  $1,066,606 $   10,083   $   13,669  $   27,908 $   29,915  $   30,301
Total assets............   308,267   2,751,525  1,623,906    1,619,905   1,090,981  3,584,173   3,546,646
Total long-term obliga-
 tions..................   353,507   1,034,000    964,153      964,153     575,450  2,522,252   2,408,240
Stockholders' equity
 (deficit)..............  (214,355)    391,275    365,150      360,717     397,881    447,756     126,130

--------
(1) Historical Combined Financial and Other Data of ZDI has been presented for all periods prior to its acquisition by Softbank on February 29, 1996 as it represents the Company's principal operations.
(2) Reflects operations of SB Forums for the year and COMDEX from the date of acquisition by Softbank on April 1, 1995.
(3) Reflects operations of SB Forums and COMDEX for the year and ZDI from the date of acquisition by Softbank on February 29, 1996.
(4) For the years ended December 31, 1993 and 1994, the operations of ZDI were conducted through various partnerships. Accordingly, no income taxes have been provided.
(5) No historical earnings per share or share data are presented as the Company does not consider such data meaningful.
(6) For purposes of the computations, earnings before fixed charges consist of income/(loss) before income taxes adjusted for equity earnings/losses as appropriate, plus fixed charges. Fixed charges are defined as interest expense plus that portion of rental expense which is deemed to be representative of the interest factor. For the year ended December 31, 1995 and the two-month period ended February 28, 1996, ZDI's earnings were insufficient to cover fixed charges by $36,859 and $6,760, respectively. For the years ended December 31, 1996 and 1997, ZDI and ZDCF's earnings were insufficient to cover fixed charges by $26,598 and $74,520, respectively.

  For information relating to the three months ended March 31, 1998, see page 33 in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  SEE THE TABLE ON PAGE 32 IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" FOR A PRESENTATION OF THE COMBINED RESULTS AS IF ZDI HAD BEEN ACQUIRED ON JANUARY 1, 1995. THE COMPANY BELIEVES THIS INFORMATION IS IMPORTANT IN EVALUATING ITS HISTORICAL RESULTS OF OPERATIONS.

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  The following Unaudited Pro Forma Combined Financial Information (the "Pro Forma Financial Information") is based on the historical combined financial statements of ZDI and ZDCF and has been prepared to illustrate the effects of the Reorganization and the other transactions described below.

  The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1997 gives effect to the Reorganization as if it had occurred as of January 1, 1997. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 1997 has been prepared as if the Reorganization had occurred on that date. See "The Reorganization."

  The Pro Forma Financial Information is not necessarily indicative of the actual results of operations or financial position of the Company at December 31, 1997 and does not purport to represent the Company's results of operations for future periods or its future financial position.

  The Pro Forma Financial Information should be read in conjunction with the Historical Combined Financial Statements of ZDI and ZDCF and notes thereto which are included elsewhere in this Prospectus. In management's opinion, the Pro Forma Financial Information includes all adjustments necessary to reflect the effects of the Reorganization and other transactions described below.

                  UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                             AT DECEMBER 31, 1997
                            (DOLLARS IN THOUSANDS)

                                        PRO FORMA
                                       ADJUSTMENTS                   PRO FORMA
                           COMBINED    FOR CAPITAL                  ADJUSTMENTS       PRO FORMA
                            ACTUAL    CONTRIBUTIONS   PRO FORMA   FOR REFINANCINGS   AS ADJUSTED
                          ----------  -------------   ----------  ----------------   -----------
         ASSETS
Current assets
  Cash and cash equiva-
   lents................  $   30,301    $             $   30,301    $                $   30,301
  Accounts receivable,
   net..................     221,310                     221,310                        221,310
  Inventories...........      17,853                      17,853                         17,853
  Prepaid expenses and
   other current assets.      37,900                      37,900                         37,900
  Due from affiliates...     131,290                     131,290        (42,687)(e)      88,603
  Deferred taxes........       8,794                       8,794                          8,794
                          ----------    ---------     ----------    -----------      ----------
    Total current as-
     sets...............     447,448                     447,448        (42,687)        404,761
Property and equipment,
 net....................      53,536       10,000 (a)     63,536                         63,536
Intangible assets, net..   3,030,333                   3,030,333                      3,030,333
Other assets............      15,329                      15,329         18,875 (f)      34,204
                          ----------    ---------     ----------    -----------      ----------
    Total assets........  $3,546,646    $  10,000     $3,556,646    $   (23,812)     $3,532,834
                          ==========    =========     ==========    ===========      ==========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable......  $   55,468    $             $   55,468    $                $   55,468
  Accrued expenses......      80,094                      80,094                         80,094
  Unearned income, net..     154,682                     154,682                        154,682
  Due to affiliates and
   management...........     398,332      (19,048)(b)    379,284       (370,000)(g)       9,284
  Current portion of
   notes payable to
   affiliates...........     125,790                     125,790       (118,098)(h)       7,692
  Other current
   liabilities..........       4,222                       4,222                          4,222
                          ----------    ---------     ----------    -----------      ----------
    Total current lia-
     bilities...........     818,588      (19,048)       799,540       (488,098)        311,442
Notes payable to affili-
 ates...................   2,408,240     (908,487)(c)  1,499,753     (1,413,214)(h)      86,539
Long-term debt..........         --                          --       1,500,000 (i)   1,500,000
Deferred taxes..........     180,117                     180,117                        180,117
Other liabilities.......      13,571                      13,571                         13,571
                          ----------    ---------     ----------    -----------      ----------
    Total liabilities...   3,420,516     (927,535)     2,492,981       (401,312)      2,091,669
                          ----------    ---------     ----------    -----------      ----------
Stockholders' equity:
  Preferred stock(1)....         --                          --                             --
  Common stock(2).......         --                          --           1,000 (j)       1,000
  Additional paid-in
   capital..............     248,330      937,535 (d)  1,185,865        376,500 (j)   1,562,365
  Retained earnings
   (deficit)............    (119,429)                   (119,429)                      (119,429)
  Deferred compensation.        (996)                       (996)                          (996)
  Cumulative translation
   adjustment...........      (1,775)                     (1,775)                        (1,775)
                          ----------    ---------     ----------    -----------      ----------
    Total stockholders'
     equity.............     126,130      937,535      1,063,665        377,500       1,441,165
                          ----------    ---------     ----------    -----------      ----------
    Total liabilities
     and stockholders'
     equity.............  $3,546,646    $  10,000     $3,556,646    $   (23,812)     $3,532,834
                          ==========    =========     ==========    ===========      ==========

--------
(1) Actual: par value $.01 per share, no shares issued and outstanding; Pro
    Forma: 10,000,000 shares authorized, no shares issued and outstanding.

(2) Actual: par value $.01 per share, 1,000 shares authorized, 200 shares issued and outstanding; Pro Forma: par value $.01 per share, 120,000,000 shares authorized, 100,000,000 shares issued and outstanding.

            NOTES TO THE UNAUDITED PRO FORMA COMBINED BALANCE SHEET

a. Reflects the transfer of approximately $10,000 of fixed assets from Kingston in exchange for 645,161 shares of the Company's Common Stock.

b. Reflects the capitalization of amounts due to Softbank in connection with the conversion of $927,535 of intercompany obligations.

c. Reflects the capitalization of notes payable to affiliates in connection with the conversion of $927,535 of intercompany obligations.

d. Reflects the impact on stockholders' equity of the following:

        (i) Capitalization of amounts due to Softbank................   $ 19,048
       (ii) Exchange of Common Stock for Kingston's fixed assets.....     10,000
      (iii) Capitalization of notes payable to affiliates............    908,487
                                                                        --------
                                                                        $937,535
                                                                        ========

e. Represents the settlement of balances due from MAC with respect to funding the operations and development of the MAC Assets and ZDTV.

f. Represents debt issuance costs incurred in connection with the Notes Offering and Credit Facility.

g. Represents the payment of $100 million due to Softbank and $270 million due to MAC for the purchase of the MAC Assets.

h. Represents the repayment of the current portion and long-term portion of notes payable to affiliates of $118,098 and $1,413,214, respectively.

i. Represents initial borrowings under the Credit Facility of $1,250,000 and the proceeds from the Notes Offering of $250,000.

j. Represents the issuance of 25.8 million shares of the Company's Common Stock at an assumed initial offering price of $15.50 per share, net of offering costs of $22,500. Assumes no exercise of the over-allotment option relating to the Common Stock Offering.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                       PRO FORMA                  PRO FORMA
                                      ADJUSTMENTS                ADJUSTMENTS
                           COMBINED   FOR CAPITAL                    FOR         PRO FORMA
                            ACTUAL    CONTRIBUTION   PRO FORMA   REFINANCINGS   AS ADJUSTED
                          ----------  ------------   ----------  ------------   ------------
Revenue, net............  $1,153,761    $            $1,153,761    $            $  1,153,761
                          ----------                 ----------                 ------------
Cost of production......     325,245                    325,245                      325,245
Selling, general and
 administrative
 expenses...............     564,344     (2,000)(a)     562,344                      562,344
Depreciation of property
 and equipment..........      30,379      2,000 (b)      32,379                       32,379
Amortization of intangi-
 ble assets.............     124,561                    124,561                      124,561
                          ----------                 ----------                 ------------
Income from operations..     109,232                    109,232                      109,232
Interest expense, net...    (190,445)    59,052 (c)    (131,393)     8,663(e)       (122,730)
Other non-operating in-
 come, net..............       8,722                      8,722                        8,722
                          ----------    -------      ----------    -------      ------------
Loss before income tax-
 es.....................     (72,491)    59,052         (13,439)     8,663            (4,776)
Provision (benefit) for
 income taxes...........      (1,312)       899 (d)        (413)     3,552 (f)         3,139
                          ----------    -------      ----------    -------      ------------
Net loss................  $  (71,179)   $58,153      $  (13,026)   $(5,111)     $     (7,915)
                          ==========    =======      ==========    =======      ============
Pro forma basic loss per
 share..................                                                                (.08)(g)
                                                                                ============
Pro forma diluted loss
 per share..............                                                                (.08)(g)
                                                                                ============
Pro forma weighted
 average shares
 outstanding............                                                         100,000,000(g)

                               ----------------

  For information relating to the three months ended March 31, 1998, see page 33 in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

a. Represents the rental income generated by leasing back to Kingston the fixed assets received from Kingston.

b. Represents an increase in depreciation expense associated with the fixed assets received from Kingston.

c. Represents the reduction of interest expense resulting from the capitalization of $908,487 of notes payable to affiliates; such notes bore interest at an average rate of 6.5% per annum.

d. Represents the impact of the following adjustments:

        (i) Tax impact of reduced interest expense totalling
            $59,052 from the capitalization of $908,487 of notes
            payable to affiliates, at an effective tax rate of
            41%...................................................   $  24,211
       (ii) Tax benefit relating to losses generated by the MAC
            Assets which would have been available to the Company
            had the MAC Assets been purchased on January 1, 1997.
            These benefits will not be available to the Company
            following the Offering................................     (23,312)
                                                                     ---------
                                                                     $     899
                                                                     =========

e. Represents the impact of the following adjustments:

        (i) Reduction of interest expense from the repayment of
            notes payable to affiliates from the proceeds of the
            Offerings and the initial borrowings under the Credit
            Facility..............................................   $(122,272)
       (ii) Increase in interest expense related to the Notes at
            an assumed interest rate of 8.00%.....................      20,000
      (iii) Increase in interest expense related to the Credit
            Facility at an assumed interest rate of 7.25%.........      90,625
       (iv) Amortization of deferred financing costs using the
            interest method.......................................       2,984
                                                                     ---------
                                                                     $  (8,663)
                                                                     =========

f. Represents the income tax effect of the adjustments described in note (e) above at an effective tax rate of 41%.

g. Pro forma basic loss per share and pro forma weighted average number of common shares outstanding includes 100,000,000 shares of Common Stock assumed to be outstanding upon consummation of the Reorganization. Pro forma diluted loss per share excludes 5,254,700 Common Stock equivalents assumed to be outstanding upon consummation of the Reorganization as inclusion of such Common Stock equivalents would be antidilutive.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company operates in two business segments: (i) publishing and (ii) trade shows and conferences. The Company believes it is the world's preeminent integrated media and marketing company focused on computing and Internet-related technology, with principal platforms in print publishing, trade shows and conferences, online content, market research and education. The Company's 28 primary U.S. and international titles, including its joint ventures, and over 50 licensed publications, total more than 80 publications distributed worldwide, with a combined circulation of more than eight million primary readers. The Company also produces the world's most important trade shows related to computer technology, with over two million estimated attendees at over 50 trade shows and conferences worldwide in 1997. The Company's COMDEX/Fall event is the number one ranked trade show for all industries in the U.S. as measured by total revenue, total exhibit space and number of attendees. The Company's ZDNet.com Web site is the leading computing content site and ranked the number one Web site in 1997 in the category of news, information and entertainment, as measured by visitors per month. The Company's other media and marketing platforms include market research, education and the publication of computer-related newsletters, training manuals and materials.

  The Company had net revenue of $1.154 billion for 1997. A substantial portion of the Company's revenue is derived from the sale of advertising, which in 1997 accounted for 51.9% of total revenue. No single advertiser has comprised more than 3% of the Company's advertising revenue during any of the last three years. However, the Company's top 20 advertisers accounted for 32.1% of total advertising revenue for 1997.

  In the publishing segment, the Company's principal sources of revenue are advertising (67.3% of 1997 total publishing revenue), circulation (17.4%) and other (15.3%). Circulation comprises both paid subscriptions (10.8%) and newsstand sales (6.6%) while other includes educational and training materials (5.4%) and market research studies (6.2%) with the balance primarily consisting of royalties, reprints and other miscellaneous sales. In the trade shows and conferences segment, revenue is derived from two principal sources: sale of exhibit space (64.8% of 1997 total segment revenue) and attendee conference and seminar fees (14.9%). Unlike many trade show producers, the Company derives a significant portion of its trade show revenue from other sources (20.3%), including advertising in show-related publications, billboards, banners, fees from managing customer-sponsored events and other show-related activities. The Company believes these other sources will continue to be an important growth area, particularly for its content-focused events.

  In the publishing business, the principal components of the Company's production costs are raw materials, printing and distribution, which represented 34.6%, 37.5% and 26.7%, respectively, of total 1997 publishing production expenses. The Company's principal raw material is paper. Paper supply and prices are subject to volatility and may be significantly affected by many factors, including market and economic conditions. See "Risk Factors-- Risks Associated with Fluctuations in Paper and Postage Costs" and "-- Inflation and Change in Paper Prices." The principal components of production costs within the trade shows and conferences business are the costs of renting and preparing the facilities to hold the events (33.6%), direct mail and the related costs for promotion of the events (33.2%) and program development and presentation costs (11.3%).

  The other principal operating costs for the Company are selling, general and administrative expenses, including editorial costs. Included in these costs are salaries, sales commissions and benefits (49.8%) along with marketing and promotion expenses related to advertising and circulation (18.8%).

  The Company's revenue and profitability are influenced by a number of external factors, including the volume of new technology product introductions, the amount and allocation of marketing expenditure by the Company's clients, the extent to which sellers elect to advertise using print and online media or participate in trade shows and conferences, changes in paper prices, availability of appropriate venues for its largest trade shows and conferences and competition among computer technology marketers (including print publishers, producers of trade shows and providers of other technology information services). Accordingly, the Company may experience fluctuations in revenue from period to period. Many of the Company's large customers concentrate their advertising expenditures around major new product launches. Marketing expenditures by technology companies can also be affected by factors affecting the computer industry generally, including pricing pressures and temporary surpluses of inventory. Revenue and profitability are also influenced by product mix and the timing and frequency of the Company's new product launches and launches in new markets, as well as by acquisitions. New publications generally require several years to achieve profitability and upon achieving initial profitability, often have lower margins than more established publications. The launch of new publications, trade shows and services are funded with cash flow from operations and are expensed as incurred. Accordingly, the Company's revenue from year to year may be affected by the number and timing of new product launches. If the Company concludes that a new publication, trade show or service will not achieve certain milestones with regard to revenues, profitability and cash flow within a reasonable period of time, management may discontinue such publication, trade show or service or merge it into another existing publication, trade show or service. See "Risk Factors--New Product Risks."

  Historically, the financing requirements of the Company have been funded through intercompany loans and advances, totaling $2.5 billion at December 31, 1997, of which $126 million was current. As a result of the Reorganization, the Company's intercompany debt owed to Softbank will be reduced to $94.2 million. Such indebtedness bears interest at 9.9% and matures in February 2009. Concurrently with the Offering, the Company intends to issue and sell $250 million aggregate principal amount of Notes and will enter into the $1.35 billion Credit Facility and borrow $1.25 billion thereunder. See "--Liquidity and Capital Resources."

PRESENTATION OF FINANCIAL INFORMATION

  ZD Inc. was incorporated on February 4, 1998. Concurrent with the completion of the Offerings, all of the common stock of ZDI and ZDCF, the Company's principal operating subsidiaries, will be contributed to the Company.

  These subsidiaries were acquired in a series of acquisitions and internal reorganizations undertaken by the Company's principal stockholder, Softbank. In December 1994, Softbank acquired SB Forums for $127 million in cash. The acquisition was accounted for using the purchase method of accounting and accordingly, the results of operations of SB Forums are included in the Combined Financial Statements of ZDI and ZDCF for 1995, 1996 and 1997.

  In April 1995, SOFTBANK acquired SB COMDEX for $803 million in cash, plus transaction costs. The acquisition was accounted for using the purchase method of accounting and accordingly, SB COMDEX's results are included in the Combined Financial Statements since the date of acquisition. As of December 31, 1997, SB Forums and SB COMDEX were merged, with the surviving corporation named ZD Comdex and Forums (ZDCF).

  In February 1996, Softbank acquired Ziff-Davis Publishing Company (subsequently renamed Ziff-Davis Inc.) for $1.8 billion in cash. The acquisition of ZDI has been accounted for using the purchase method of accounting and accordingly, the results of ZDI are included in the Combined Financial Statements since the date of acquisition. ZDI's results of operations for periods prior to the date of acquisition are set forth in the ZDI Financial Statements included elsewhere in this Prospectus.

  In connection with the acquisition of SB Forums and ZDI described above, MAC, Softbank's largest shareholder, purchased certain operations and assets of these companies for $75 million and $302 million, respectively. The MAC Assets consist of certain international publications, consumer and Internet publications, international trade shows and the ZDNet business, most of which were still under development. As part of the Reorganization, the MAC Assets, except for those which have been discontinued, have been or will be sold to the Company. The acquisition of the MAC Assets has been accounted for in a manner similar to a pooling of interests and is reflected in the Combined Financial Statements of ZDI and ZDCF for all periods presented.

  Due to the acquisition of ZDI on February 29, 1996 and the resulting revaluation of assets and liabilities and the change in the Company's capital structure, the historical financial statements of ZDI and ZDCF are not directly comparable. The table below presents the Company's pro forma results for 1996 and 1995 as if ZDI and ZDCF had been under common control since January 1, 1995. The results of SB COMDEX are included since

April 1, 1995. The combined results for 1995 and 1996 were derived by combining the statement of operations for ZDI for the year ended December 31, 1995 and for the period January 1, 1996 to February 28, 1996 with the combined statement of operations for ZDI and ZDCF for the years ended 1995 and 1996. In addition, the purchase accounting adjustments related to the 1996 acquisition of ZDI have been reflected as of January 1, 1995 resulting in pro forma amortization, interest and income tax provision adjustments. Such adjustments are further described in note (a) to the table set forth below under "-- Results of Operations." No pro forma adjustments have been made related to the acquisition of SB COMDEX as such adjustments are not material. Although such combination is not in accordance with generally accepted accounting principles, management believes the combined statements present the most meaningful basis of comparison. Intercompany transactions for those periods were immaterial. The financial information presented herein may not necessarily reflect the results of operations which would have occurred had the Company been a stand-alone entity.

RESULTS OF OPERATIONS

  The table below presents the combined results as if ZDI had been acquired on January 1, 1995.

                                                     ZDI AND ZDCF
                                                YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                                 PRO FORMA
                                           -----------------------    ACTUAL
                                              1995         1996        1997
                                           -----------  ----------  ----------
                                                (DOLLARS IN THOUSANDS)
Revenue, net:
  Publishing.............................. $   768,995  $  815,720  $  866,233
  Trade shows and conferences.............     202,729     264,884     287,528
                                           -----------  ----------  ----------
                                               971,724   1,080,604   1,153,761
                                           -----------  ----------  ----------
Cost of production:
  Publishing..............................     193,646     215,271     225,712
  Trade shows and conferences.............      68,810      87,373      99,533
                                           -----------  ----------  ----------
                                               262,456     302,644     325,245
Selling, general and administrative ex-
 penses...................................     474,992     528,636     564,344
Depreciation and amortization(a)..........     154,163     161,259     154,940
                                           -----------  ----------  ----------
Income from operations....................      80,113      88,065     109,232
Interest expense, net(a)..................    (133,130)   (135,500)   (190,445)
Other non-operating income................         808       6,106       8,722
                                           -----------  ----------  ----------
Loss before income taxes..................     (52,209)    (41,329)    (72,491)
Provision (benefit) for income taxes......       9,607      25,682      (1,312)
                                           -----------  ----------  ----------
Net loss(a)............................... $   (61,816) $  (67,011) $  (71,179)
                                           ===========  ==========  ==========
OTHER DATA:
EBITDA(b)................................. $   235,084  $  255,430  $  272,894
Cash and cash equivalents, end of year....      37,991      29,915      30,301
Net cash provided (used) by operating ac-
 tivities.................................      63,231      65,681      (3,364)
Net cash used by investing activities.....  (2,889,426)    (66,856)    (44,196)
Net cash from financing activities........   1,793,361       6,768      47,946

--------
(a) The acquisition of ZDI on February 29, 1996 gave rise to different bases of accounting for the period after the acquisition versus the period prior to the acquisition. This is primarily due to a purchase price which exceeded the book value of the assets acquired, financed by a higher level of both debt and equity as compared to the pre-acquisition capital structure. The amounts indicated above assume that the acquisition of ZDI took place on January 1, 1995; therefore, depreciation and amortization, interest expense and net loss have been increased (decreased) by approximately $6,386, $824 and $10,383, respectively, for 1996 and $38,312, $(3,484) and $46,759, respectively, for 1995.
(b) "EBITDA" is defined as income before provision for income taxes, interest expense, depreciation and amortization. EBITDA is not intended to represent cash flows from operations and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. The Company believes that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the publishing and media industries.

THREE MONTHS ENDED MARCH 31, 1998 COMPARED WITH THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

  For the first quarter of 1998, the Company will report revenue of $228.1 million compared to $224.9 million for the first quarter of 1997. Revenue from publishing operations will decline approximately 4.1% primarily due to the absence of $12.8 million of revenue from Macuser and MacWeek magazines, which were transferred in October 1997 to a 50/50 joint venture with another publishing company and are no longer consolidated in the Company's results. The publishing segment will also report lower advertising revenue from its business publications principally as a result of factors affecting the computer technology industry generally, including slowing demand for computer products, fewer new product launches, pricing pressures, vendor market share shifts and excess PC inventories in distribution channels. This decline will be largely offset by increased advertising sales in the Company's Internet business and consumer publications. More than offsetting the decline in publishing revenue will be an increase of 77% in revenue from the Company's tradeshows and conferences operations, primarily the result of earlier production of two events in the first quarter of 1998 that had been held in the second quarter of 1997.

  The Company will report a loss from operations of $24 million for the first quarter of 1998 as compared with a loss from operations of $15.6 million for the first quarter of 1997. Reported EBITDA for the first quarter of 1998 will be $15.1 million as compared to $25.5 million for the comparable period of 1997. The unfavorable variances are primarily due to the lower level of advertising in business publications, which have higher profit margins than consumer publications or the Internet business, coupled with approximately $3.8 million of one-time costs for office relocations and $1.4 million of expenses incurred in launching two new publications.

  As indicated below under "Seasonality," the first quarter accounted for approximately 19.4% and 19.5% of the Company's revenue in 1996 on a pro forma basis and 1997, respectively, and approximately 12.0% and 9.4% of the Company's EBITDA for the respective years.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH PRO FORMA YEAR ENDED DECEMBER 31,
1996

 Revenue

  Revenue increased by $73.2 million or 6.8% from $1,080.6 million in 1996 to $1,153.8 million in 1997.

  Revenue from publishing grew by $50.5 million or 6.2% from $815.7 million to $866.2 million. Approximately $22 million was due to inclusion of a full year of results for the electronic gaming publications acquired in mid-1996 and two publications launched in late 1996. Revenue from Internet services increased $13.5 million or 71.9% due to higher advertising volume attributable to the Company's growing presence on the Internet. Increases in advertising rates, generally ranging between 3% and 10%, and a 5.1% increase in advertising pages contributed $11.5 million. Revenue from international operations, which generated 10.2% of the segment's revenue, decreased by $6.6 million due to the strengthening of the U.S. dollar relative to the major European currencies. Continued growth from new educational product launches and sales of market research studies accounted for the balance of the revenue growth.

  Revenue from trade shows and conferences increased $22.6 million or 8.5% from $264.9 million to $287.5 million. Approximately $15 million of the increase was due to 11 new trade show launches, including revenue from ancillary show-related sources. The balance of revenue growth was due to higher exhibitor rates charged at the major events, partly offset by a decline in revenue from COMDEX/Spring and certain U.K. events.

 Cost of production

  Production costs increased $22.6 million or 7.5% from $302.6 million to $325.2 million.

  Publishing production costs increased $10.4 million or 4.8% from $215.3 million in 1996 to $225.7 million. Costs related to new launches and volume-related growth increased approximately $20 million but were partly offset by approximately $10 million of lower paper costs.

  The costs of producing trade shows and conferences increased $12.2 million or 14.0% from $87.3 million to $99.5 million primarily as a result of costs related to new events launched in 1997.

 Selling, general and administrative expenses

  Selling, general and administrative expenses increased $35.7 million or 6.8% from $528.6 million to $564.3 million. The increase was due to the addition of employees to support base business volume growth and launches of new products and services. Results included a one-time $6.0 million charge for the consolidation and restructuring of the trade shows and conferences business which was announced in the fourth quarter of 1997.
Costs for the publishing segment rose 4.2% while those for the trade shows and conferences segment rose 22.1% due to the number of new launches and the one-time restructuring charge.

 Depreciation and amortization

  Total depreciation and amortization decreased $6.3 million to $154.9 million in 1997. The reduction in depreciation and amortization expense was a result of certain assets being fully depreciated in 1996.

 Interest expense, net

  Net interest expense increased $54.9 million or 40.5% to $190.4 million in 1997 due to interest on an additional $900 million of intercompany indebtedness to Softbank incurred to finance a return of capital.

 Other non-operating income, net

  Other non-operating income/expense primarily reflects the Company's equity share of earnings and losses from joint ventures and fees earned from management of trade shows and conferences not produced by the Company. Income increased $2.6 million from $6.1 million in 1996 to $8.7 million or 42.6% reflecting growth in fees from managed events and reduced losses from joint ventures.

 Income Taxes

  The 1997 combined income tax benefit of $1.3 million compares to a pro forma income tax provision of $25.7 million in 1996. The improvement in the tax provision is due to a higher pre-tax loss giving rise to a tax benefit. The difference between the 1997 and 1996 effective tax rates and the federal statutory tax rate of 35.0% is primarily due to non-recognition of tax losses generated by the MAC Assets ($56.9 million and $77.2 million in 1997 and 1996, respectively), non-deductible goodwill amortization ($10.2 million and $8.6 million, respectively) and state and local income taxes. In addition, the 1996 tax provision increased approximately $3.2 million as a result of pro forma adjustments related to the ZDI acquisition.

 Net loss

  As a result of the charges described above, net loss for the period increased $4.2 million or 6.2% from $67.0 million to $71.2 million.

 EBITDA

  EBITDA for 1997 was $272.9 million, an increase of $17.5 million or 6.8% from the $255.4 million generated in 1996. The increase was due to higher revenue and management fee income, net of higher production costs and selling, general and administrative expenses. The ratio of EBITDA to revenue remained relatively constant at 23.7% for 1997 compared to the 1996 margin of 23.6%. Excluding the one-time charge related to the consolidation and restructuring of the trade shows and conferences business, the 1997 ratio would have been 24.2%.

PRO FORMA YEAR ENDED DECEMBER 31, 1996 COMPARED WITH PRO FORMA YEAR ENDED DECEMBER 31, 1995

 Revenue

  Revenue increased by $108.9 million or 11.2% from $971.7 million in 1995 to $1,080.6 million in 1996.

  Revenue from publishing grew by $46.7 million or 6.1% from $769.0 million to $815.7 million. Higher overall advertising rates combined with a 12.4% growth in advertising pages contributed 47.5% of the revenue increase while the mid-1996 acquisition of several electronic gaming publications accounted for 28.5% of the increase. New educational product launches and growth in sales of market research studies accounted for the balance of revenue growth. Internet revenue was slightly below the prior year due to the transition from a business based on membership and subscription fees to one which is supported primarily by advertising.

  Revenue from trade shows and conferences increased $62.2 million or 30.7% from $202.7 million to $264.9 million. The launch of new international trade shows accounted for 36.7% of the growth while the introduction of customized events contributed 19.8%. The balance of the increase was due to growth in exhibitor square footage and rates at the Company's major U.S. shows.

 Cost of production

  Production costs increased $40.2 million or 15.3% from $262.4 million to $302.6 million.

  Publishing production costs increased $21.6 million or 11.2% from $193.7 million to $215.3 million, primarily due to volume-related growth and higher paper costs. Approximately 31.5% of the increase was attributed to costs for the magazines acquired mid-year while increased frequencies on certain publications and a full year of costs for publications launched in late 1995 accounted for 18.1% of the increase.

  The costs of producing trade shows and conferences increased $18.6 million or 27.0% from $68.8 million to $87.4 million. The increase was driven by the cost of new product launches as well as higher direct marketing and facility-related fees for the major U.S. events.

 Selling, general and administrative expenses

  Selling, general and administrative expenses rose $53.6 million or 11.3% from $475.0 million to $528.6 million. This increase reflects the addition of employees to support growth in the base business along with the launches of new products and services. Costs for the publishing segment rose 5.8% while those for the trade shows and conferences segment rose 61.6%, reflecting a higher level of new launches and the absence of COMDEX related expenses for the first three months of 1995 (COMDEX was acquired April 1, 1995).

 Depreciation and amortization

  Total depreciation and amortization of $161.3 million increased $7.1 million from $154.2 million in 1995 primarily due to the inclusion of a full year's depreciation and amortization relating to SB COMDEX, which was acquired April 1, 1995.

 Interest expense, net

  Net interest expense increased $2.4 million or 1.8% on a pro forma basis due to higher average debt levels in 1996.

 Other non-operating income, net

  Income increased to $6.1 million compared to $.8 million in 1995 due to the growth in fees from managed events along with reduced losses from joint ventures.

 Income Taxes

  The combined income tax provision of $25.7 million compares to an income tax provision of $9.6 million in 1995. The unfavorable variance in income taxes and the difference in the 1996 and 1995 effective tax rates from the federal statutory tax rate of 35% is primarily attributable to non-recognition of tax losses generated by the MAC Assets ($77.2 million in 1996) and non-deductible goodwill amortization ($8.6 million in 1996). In addition, the tax effects of the 1996 and 1995 pro forma adjustments relating to the ZDI acquisition were a $3.2 million and $11.9 million increase in tax provision, respectively.

 Net Loss

  As a result of the changes described above, net loss for the period increased $5.2 million or 8.4% from $61.8 million to $67.0 million.

 EBITDA

  EBITDA for 1996 was $255.4 million, an increase of $20.3 million or 8.7% from the $235.1 million generated in 1995. The increase was due to higher revenue and management fee income, net of higher production costs and selling, general and administrative expenses. The cost of new product launches caused the growth rate of expenses to exceed the revenue growth rate and, as a result, the ratio of EBITDA to revenue of 23.6% decreased slightly from 24.2% for 1995.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the financing requirements of the Company have been funded through intercompany loans and advances.

  As a result of the Reorganization, the Company's intercompany debt owed to Softbank will be reduced to $94.2 million. Such indebtedness bears interest at 9.9% and matures in February 2009. Concurrently with the Offering, the Company intends to issue and sell approximately $400 million of Common Stock. In addition, the Company will enter into the $1.35 billion Credit Facility, and borrow $1.25 billion thereunder, to provide additional funds for the repayment of intercompany debt to Softbank and to provide for the Company's working capital requirements. The Credit Facility will consist of a $700 million reducing revolving credit facility (with $600 million drawn at closing) and a $650 million term loan, both of which will mature in March 2005. There will be no scheduled reductions in the revolving credit commitment or amortization under the term loan until September 2000. The Company has obtained a commitment letter from The Bank of New York, Morgan Stanley Senior Funding, DLJ Capital Funding and The Chase Manhattan Bank to provide such Credit Facility. The consummation of each of the Offerings and the borrowings under the Credit Facility are conditioned upon, and will occur simultaneously with, the consummation of the others.

  Cash and cash equivalents were $30.3 million and $29.9 million at December 31, 1997 and 1996, respectively. The balance increased $.4 million due to the factors discussed below:

  Cash (used) provided by operating activities was $(3.4) million and $65.7 million for the years ended December 31, 1997 and 1996, respectively. The decrease from 1996 to 1997 was the result of higher interest expense and final payment of long-term incentives to management established in connection with the sale of ZDI in 1994.

  For the year ended December 31, 1997, the Company used $44.2 million in cash for investing activities, principally $30.2 million in capital expenditures. The majority of these expenditures were for computer equipment and leasehold improvements. The Company believes that future capital expenditures associated with new office space will be approximately $35 million in 1998 and $25 million in 1999 (net of tenant improvement credits). Cash used for investing activities on a pro forma basis for 1996 was $66.8 million principally due to capital expenditures of $22 million and the acquisition of Sendai Publishing Group for $28 million.

  For the year ended December 31, 1997, the Company generated $47.9 million in cash from financing activities, principally $66.6 million of capital contributed by MAC to fund the operating losses of the MAC Assets, net of a $21.4 million repayment of intercompany indebtedness. Pro forma cash flow from financing activities for the year 1996 was $6.8 million, primarily from capital contributions of $14.8 million from Softbank offset by a dividend of $8.0 million.

  The Company believes that, based on its current level of operations and anticipated growth, the Company's ability to generate cash, together with other available sources of funds including available cash on hand at December 31, 1997, of $30.3 million, will be adequate over the next 12 months to make required payments of principal and interest on the Company's indebtedness, to fund anticipated capital expenditures and future working capital requirements. However, actual capital requirements may change, particularly as a result of any acquisitions the Company may pursue. The ability of the Company to meet its debt service obligations and reduce its total debt will depend upon the future performance of the Company.

  The Company has entered into a license and services agreement with MAC to develop ZDTV. ZDTV is indirectly owned by MAC, but as part of this license and services agreement MAC has granted the Company an option exercisable through December 31, 1998 to purchase all of MAC's interest in ZDTV for an amount equal to MAC's investment plus 10% per annum for the period of its investment. Pursuant to the license and services agreement, the Company has agreed to fund ZDTV's operations on behalf of MAC through unsecured advances which, for approved levels of expenditure, are to be reimbursed by MAC. Such advances bear interest at the 30-day LIBOR rate plus .50%. ZDTV's cash requirements are expected to be approximately $54 million in 1998. The Company's cumulative advances in respect of ZDTV, which totaled $14.4 million net of $10.1 million in repayments through December 31, 1997, will be repaid concurrently with the Reorganization. The Company has not yet determined whether it will exercise its option to purchase MAC's interest in ZDTV. Any such purchase will depend upon securing sufficient cable carriage, which may include entering into a joint venture or other co-ownership arrangement, including an arrangement with a third party cable system operator which will provide carriage and also assume a portion of the ongoing cash requirements on terms that are acceptable to the Company. ZDTV is not included in the Company's results of operations. In the event that the Company acquires a controlling interest in ZDTV from MAC, such acquisition would be accounted for as a pooling transaction; in the event that the Company acquires a non-controlling interest, such acquisition would be accounted for under the equity method. See "Certain Transactions."

SEASONALITY

  Historically, the Company's business has been seasonal as a significant portion of the trade shows and conferences segment revenue has occurred in the second and fourth quarters. In addition, the Company's publishing segment has generated higher revenue in the second and fourth quarters. The following table sets forth certain unaudited quarterly combined statements of operations data for each of the eight quarters in the period ended December 31, 1997. In the opinion of the Company's management, this unaudited information has been prepared on a basis consistent with the audited Combined Financial Statements of ZDI and ZDCF appearing elsewhere in this Prospectus (with the exception of the March 31, 1996 data which has been prepared on the basis described in Presentation of Financial Information above) and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein when read in conjunction with the Combined Financial Statements and related notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                QUARTERS ENDED
                                                            (DOLLARS IN THOUSANDS)
                          -----------------------------------------------------------------------------------------------
                          MARCH 31,  JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31,  JUNE 30,  SEPTEMBER 30, DECEMBER 31,
                            1996       1996        1996          1996       1997       1997        1997          1997
                          ---------  --------  ------------- ------------ ---------  --------  ------------- ------------
Revenue, net:
 Publishing.............  $189,984   $197,121    $195,731      $232,884   $209,564   $219,195    $199,745      $237,729
 Tradeshows and
  conferences...........    19,661     69,047      53,631       122,545     15,321     82,135      24,227       165,845
                          --------   --------    --------      --------   --------   --------    --------      --------
Total revenue...........   209,645    266,168     249,362       355,429    224,885    301,330     223,972       403,573
 Percentage of total
  year..................      19.4%      24.6%       23.1%         32.9%      19.5%      26.1%       19.4%         35.0%
Cost of production......    55,818     76,456      73,568        96,802     61,526     92,986      62,716       108,017
Selling, general and
 administrative
 expenses...............   122,730    122,846     133,035       150,025    139,980    143,243     143,131       137,990
Depreciation and amorti-
 zation.................    35,284     41,692      41,793        42,490     38,966     39,032      39,699        37,243
Income (loss) from oper-
 ations.................    (4,187)    25,174         966        66,112    (15,587)    26,069     (21,574)      120,324
Income (loss) before
 taxes..................   (28,139)   (14,260)    (30,556)       31,626    (60,145)   (17,715)    (66,937)       72,306
Net income (loss).......   (34,559)   (20,680)    (36,977)       25,205    (59,817)   (17,387)    (66,609)       72,634
EBITDA..................    30,752     67,823      45,828       111,027     25,534     68,216      20,486       158,658
 Percentage of total
  year..................      12.0%      26.6%       17.9%         43.5%       9.4%      25.0%        7.5%         58.1%

INFLATION AND CHANGES IN PAPER PRICES

  The Company continually assesses the impact of inflation and changes in paper prices. The Company generally enters into contracts for the purchase of paper which adjust the price on a quarterly basis. Paper prices began to rise in 1994, rose significantly in 1995 and 1996 then decreased in 1997. Management expects paper prices to increase again in 1998. The Company will continue to monitor the impact of inflation and paper prices and will consider these matters in setting its pricing policies.

  The Company frequently reviews its purchasing and manufacturing processes for opportunities to reduce costs and mitigate the impact of paper price and postage rate increases (such as purchasing lighter-grade paper stock or, when paper prices are at cyclical lows, increasing paper inventory or entering into longer term contracts with suppliers). However, the Company has not entered, and does not currently plan to enter, into long-term forward price or option contracts for paper. See "Risk Factors--Risks Associated with Fluctuations in Paper and Postage Costs" and "Business--Print Publishing--Paper and Printing."

YEAR 2000 ISSUES

  The Company uses a number of computer software programs and operating systems, including applications for its internal electronic communications network and for various administrative and billing functions. The Company has assessed the scope of the Company's risks related to problems these computer systems may have in processing date information related to the year 2000 and believes such risks are not significant.

  The Company has identified all of its significant internal software applications which contain source codes that may be unable to appropriately interpret the year 2000 and has already begun to modify or replace those applications. The estimated costs to modify or replace these applications are not material to the Company.

  In addition, the Company has inquired of its vendors and business partners about their progress in identifying and addressing problems related to the year 2000. All major vendors with whom the Company exchanges electronic information or on whose internal software applications the Company may be dependent have committed to the Company that plans are in place to be compliant before processing of information related to calendar year 2000 would be required. Although no assurance can be given that all of these third party systems will be year 2000 compliant, the Company believes that risk is not significant.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  SFAS No. 130, "Reporting Comprehensive Income," issued in June 1997, will require the Company to disclose, in financial statement format, all non-owner changes in equity. Such changes include, for example, cumulative foreign currency translation adjustments, certain minimum pension liabilities and unrealized gains and losses on securities available for sale. This statement is effective for fiscal years beginning after December 15, 1997 and requires presentation of prior period financial statements for comparability purposes.

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," issued in June 1997, establishes standards for reporting information about operating segments in annual financial statements and interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

  SFAS No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits," is effective for the year ended December 31, 1998. This statement revises the disclosure requirements for employers' pension and other retiree benefits.

  The Company expects to adopt the above statements beginning with its 1998 financial statements.

FORWARD-LOOKING STATEMENTS

  "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this Prospectus contain forward-looking statements which are subject to various risks and uncertainties. Actual results could differ materially from those discussed herein. Important factors that could cause or contribute to such differences include those discussed under "Risk Factors" as well as those discussed elsewhere in this Prospectus.

                                   INDUSTRY

  Technology is widely recognized as one of the largest and fastest growing sectors of the United States economy. The market for technology goods and services is undergoing rapid expansion, largely fueled by: (i) increased integration of computers into the workplace and home; (ii) shortened product life cycles; and (iii) increased use of the Internet. The demand for computer technology to enhance productivity as well as the increasing number of applications in the areas of education, entertainment and communications has dramatically increased the number of computers in use. The number of personal computers in use worldwide has doubled from 150 million in 1995 to over 300 million in 1997, significantly broadening the consumer and business markets for computer technology. In addition, rapid technological advances have shortened product life cycles; for example, the estimated marketable product life of a PC has decreased from five years in 1981 to less than six months today. The Internet has also become a widely accepted information tool as demonstrated by the proliferation of users, with 68 million adults in the U.S. having used the Internet by year-end 1997, up from just five million in 1994, and the sharp increase in the number of commercial Web sites worldwide, from 30,000 in 1995 to approximately 400,000 in 1997.

  For buyers and users of computer technology products, these factors have increased the demand for objective, up-to-date information and analysis. For sellers of such products, these factors have increased their need to communicate a wide range of information regarding their products and services, from advertising designed to increase sales to education designed to improve end-user satisfaction and build brand loyalty. Computer technology-focused media enable sellers to communicate their message effectively by targeting a focused customer base. As a result of the broadening of the consumer base, as well as the favorable demographics of this base, computer technology publications and other media are becoming increasingly attractive as a platform for consumer product advertising.

COMPUTER TECHNOLOGY PRINT PUBLICATIONS MARKET

  In 1996, advertising revenue in computer-oriented print publications totalled $1.3 billion. In 1997, advertising revenue in computer-oriented publications grew by 11.2% while the advertising market as a whole grew by 8.3% in the first ten months (the latest period for which data is available) as compared to the same period in the prior year. Growth in advertising and circulation revenue for computer-oriented publications has outpaced the publishing industry in general, growing 10.4% a year from 1994 to 1997, versus 6.3% a year for all periodicals.

COMPUTER TECHNOLOGY TRADE SHOWS

  A trade show can be described as a face-to-face version of a print publication. Trade show attendees, like readers of print publications, are presented with product advertisements in the form of exhibits and "editorial" content in the form of conferences and other ancillary forums. Producers of trade shows and conferences generate revenue from exhibit space sales, advertising and conference and general attendance fees. Trade shows and conferences allow sellers to conduct a large volume of face-to-face sales presentations to qualified buyers in a short period of time. Professional attendees include hardware and software manufacturers and developers, sales and distribution personnel and large volume end-users. Industry leaders such as Microsoft Corporation, Intel Corporation and Cisco Systems, Inc. have consistently used these events to promote the launch of important products in order to reach top-ranking decision-makers in the computer technology industry.

  Trade shows are becoming an increasingly important part of the marketing strategy for information technology vendors. A recent study noted that companies consider trade shows one of the most effective mediums for generating and closing sales, second only to direct selling. Exhibit space revenues from North American computer-product trade shows were approximately $573 million in 1997. In 1997, exhibit square footage rose 28% at such shows, the number of exhibiting firms increased 20% and attendance rose 28%.

ONLINE AND OTHER TECHNOLOGY INFORMATION SERVICES

  The proliferation of Web sites and the growing number of users combine to make the Internet an increasingly significant advertising and brand-building vehicle. The Internet enables marketers to deliver targeted messages as a result of the ability to track consumer behavior and immediately convert advertising responses into commercial transactions. The advertising-based business model for online services, which is similar to print and television media, involves the payment to Internet content and service providers of advertising fees based primarily on the demographics and purchasing habits of the audience and on the number and positioning of advertisements delivered. The market for advertising on the Internet was approximately $597 million in 1997, a 152.6% increase from 1996. The computer technology industry has been one of the leading advertisers on the Internet, comprising 35% of all advertising dollars for the twelve months ended September 30, 1997. Web sites focused on computing content provide yet another forum for sellers of computer technology to deliver targeted product information and advertising to a premium customer base. The Company expects that the Internet market, like the publications market, will continue to broaden and gain appeal as a platform for consumer product advertising as well.

                                   BUSINESS

  The Company believes it is the world's preeminent integrated media and marketing company focused on computing and Internet-related technology, with principal platforms in print publishing, trade shows and conferences, online content, market research and education. The Company provides global technology companies with marketing strategies for reaching key decision-makers. The Company is the successor to Ziff-Davis Publishing Company, which pioneered the development of special-interest magazines; Ziff-Davis Exposition and Conference Company; and the COMDEX computer and network-related trade show operations of Interface Group-Nevada, Inc.

  The Company's PC Magazine, PC Week and Computer Shopper magazines are the top three computer magazines in the U.S. and are among the top 25 U.S. magazines, each as measured by total revenue in 1996 (the latest year for which data is available). The Company also produces the world's most important trade shows serving vendors, resellers, buyers and users of computer technology, including COMDEX/Fall, the largest trade show in the U.S. in 1997. The Company's ZDNet.com Web site is the leading computing content site and ranked the number one Web site in 1997 in the category of news, information and entertainment, as measured by visitors per month.

  The Company's 28 primary U.S. and international titles, including its joint ventures, and over 50 licensed publications, total more than 80 publications distributed worldwide, with a combined circulation of over eight million primary readers. In 1997, Ziff-Davis was the largest technology publisher in the U.S. in terms of total magazine revenue. In that same year, Ziff-Davis accounted for 36.8% of all advertising and circulation dollars spent in computer periodicals, with at least 50% more total magazine revenue than its closest competitor. The Company's publications include PC Magazine, the largest circulation computer magazine in the world, Computer Shopper, the leading magazine targeted at direct buyers of computers (along with its Web-based companion, Netbuyer), Computer Life, a monthly magazine for home computing enthusiasts, and Family PC, a magazine specifically targeted to households with children. ZD Labs, its computer testing facility, enables the Company to provide reliable and authoritative product evaluations to a sophisticated audience of brand-specifiers and decision-makers in both the business and consumer markets. The preeminence of the Company's publications among readers and advertisers is based on its comprehensive market and product coverage, the quality of its editorial content and the influence of its readership.

  In 1997, the Company produced over 50 trade shows and conferences worldwide with over two million estimated attendees. The Company's COMDEX/Fall event is the number one ranked trade show for all industries in the U.S. as measured by total revenue, total exhibit space and number of attendees.

  The Company's other media and marketing platforms include online content, market research, education and the publication of computer-related newsletters and training manuals. In addition, the Company and MAC have developed ZDTV, the first 24-hour cable television channel and integrated Web site focused exclusively on computers, technology and the Internet, which is expected to be launched in the first half of 1998. The Company has an option to purchase ZDTV from MAC on or before December 31, 1998. See "--Television."

  The Company developed certain international consumer and Internet publications, international trade shows and the ZDNet business under the ownership of MAC. As a result of the Reorganization, these businesses have been or will be purchased from MAC. See "The Reorganization."

  The Company's Ziff-Davis Media Network integrates the Company's marketing activities into one cohesive resource for its largest customers. Originally established to provide discounts for advertisers buying across two or more magazine titles, the Media Network has been expanded to allow marketers to reach their various target buyers through any combination of the Company's media and marketing platforms.

  The Company had total revenue of $1.154 billion for 1997. The Company's revenue is primarily derived from advertising sales, which represented 51.9% of total revenue in 1997. The second largest component of the

Company's revenue is derived from trade shows and conferences, which accounted for 23.5% of total revenue in 1997. Circulation revenue, comprised of subscription and newsstand single copy sales, generated 13.1% of the Company's revenue in 1997 and other revenue components, including online content, market research and revenue derived from joint ventures and licenses, contributed 11.5% in 1997.

BUSINESS AND OPERATING STRATEGY

  The Company's objective is to be the preferred marketing partner to technology vendors and service providers seeking to reach primary decision-makers involved in the specification and purchase of their products and services. Major elements of the Company's strategy include:

  Maintain Focus on the Computer and Internet Technology Markets. The Company believes that its singular focus on the computer and Internet-related technology markets provides it with substantial growth opportunities as well as the ability to broaden its expertise in attracting both audiences and advertisers.

  Develop the Most Comprehensive, Objective and Authoritative Content. The Company strives to produce the most comprehensive, objective and authoritative editorial content in order to attract category brand-specifiers and decision-makers to its media platforms. The ability to provide focused audiences with their specific information needs attracts the leading advertisers and exhibitors to the Company's products and services.

  Build Upon Brand Strength of Existing Media Properties. The Company will pursue continued growth from its core portfolio of leading brands, such as PC Magazine, PC Week, COMDEX and ZDNet, by seeking to expand its market share of audiences and advertisers and enhancing the quality and accessibility of the content it produces and marketing services it provides. In addition, the Company will continue to extend its existing brands into other platforms to offer multiple media presentations of its content.

  Continue to Leverage Multiple Media Marketing Platforms. The Company believes that the scope and depth of its products and services across multiple media platforms and geographic territories creates growth opportunities exceeding those that such businesses could achieve independently. Such opportunities include the leveraging of strong relationships with accounts in one media platform into other platforms, cross-marketing Ziff-Davis products and services to the audiences of its different platforms and packaging integrated marketing products across all platforms for large advertisers. The Company believes that its ability to offer clients multiple platform marketing solutions gives it a competitive advantage over single platform providers.

  Expand Leadership on the Internet. The Company intends to use its already significant presence on the Internet and broad experience in publishing to continue to reach new audiences and increase advertising revenue. In addition, the Company believes that the large existing audience for ZDNet and its affiliated sites, together with its publishing experience, gives it a competitive advantage in identifying, acquiring and developing new products and services.

  Launch New Products and Services. The Company believes that rapid advances in technology create additional growth opportunities for the launch of new products and the expansion of its audiences and advertising base. The Company seeks to be the first to identify new audiences and develop products and services which respond to their informational needs. Management believes that the scope of its operations and its experience in launching new products across multiple media platforms and geographic regions reduce the risks typically associated with these activities and enable it to more readily achieve market acceptance for new products and services as compared to other media companies.

  Expand Global Reach. The Company intends to leverage its widely recognized brands and its experience in multinational operations to expand further into key overseas markets, focusing on those markets which have size and growth characteristics that will support its strategy of cross-media operations. Management intends to further expand internationally through the launch overseas of proven U.S. properties, joint ventures and licensing arrangements with local operating partners and through selective acquisitions.

  The Company expects to fund its business and operating strategy from internally generated cash flow from operations, which are estimated to be sufficient to fund investments as well as the repayment of indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRINT PUBLISHING

  The Company is a leading computer-related magazine publisher, with 28 primary U.S. and international titles, including its joint ventures, and over 50 licensed publications, totaling more than 80 publications distributed worldwide. In 1997, the Company's publications had combined circulation of over eight million primary readers worldwide. Approximately 62% of the Company's total revenue in 1997 was attributable to its print publishing business. Each of the Company's magazines is designed to appeal to a target audience of sophisticated customers in the business and consumer markets by providing high-quality editorial content, often supported by independent laboratory-based product testing. The Company seeks to maintain and increase its revenue by introducing current advertisers to new titles, by attracting new advertisers targeted at the Company's readership and by developing new reader and advertising categories. Each of the Company's primary publications has established its own Web site as a complementary delivery platform.

  The Company believes its preeminent position in the computer publishing market is based upon its leading brands in key categories, its ability to successfully develop new brands for emerging product categories, its strength in circulation and its ability to expand internationally. Ziff-Davis seeks to produce the highest quality editorial content; it employs top editors and columnists supported by laboratory-testing facilities that produce widely acknowledged authoritative benchmarks for determining product quality. See "-- Editorial, Laboratory Testing and Benchmark Software." In addition to its leading publications targeted at brand-specifiers and other industry professionals, the Company has successfully introduced new publications targeted at emerging sectors, including the consumer market (Family PC, Computer Life and Computer Gaming World), technology lifestyle (Yahoo! Internet Life) and Internet professionals (Internet Computing and Inter@ctive
Week). The Company's newsstand strategy focuses on developing strong relationships with a key distributor and large retail accounts. In order to offer clients coverage of broad international markets, the Company has adopted a licensing strategy designed to maximize global reach and maintain content quality in international publications while reducing cost of entry into new markets. Depending on the characteristics of a particular market, the Company may choose to own an international publication, enter into a master license covering one or more titles, or enter into a joint venture if an attractive local partner can be identified.

  The Company's PC Magazine, PC Week and Computer Shopper magazines are the top three computer magazines in the U.S. and are among the top 25 U.S. magazines, each as measured by total revenue in 1996 (the latest year for which data is available). In 1997, Ziff-Davis was the largest technology publisher in the U.S. in terms of total magazine revenue. In that same year, Ziff-Davis accounted for 36.8% of all advertising and circulation dollars spent in computer periodicals, with at least 50% more total magazine revenue than its closest competitor. In recent years, advertisements in the Company's publications have expanded beyond those for computer technology products to include consumer product advertising, reflecting the desirable demographics of the Company's readership, as well as the expanding readership of computer technology publications to a broader consumer market.

  The Company's publications include paid-circulation magazines, which generate revenue from newsstand sales, subscriptions and advertising, and controlled-circulation publications, which are distributed free of charge to qualified information technology professionals and generate revenue principally from the sale of advertising. In addition, the readership of controlled-circulation publications provides valuable demographic information to the Company. Most of the current Ziff-Davis publications are either monthly magazines providing comparative, laboratory-based product reviews or news weeklies providing product and industry news and analysis; however, the Company also serves the developing market for lifestyle and entertainment publications focusing on technology.

  The Company's U.S. publications have a total circulation of over six million primary readers, and the Company had a worldwide circulation of over eight million primary readers. Its six paid-circulation business magazines (including one joint venture) accounted for 47.2% of the total paid-circulation of all computer technology business magazines in the U.S. in 1997. In 1997, PC Magazine's circulation was greater than that of Business Week, Fortune or Forbes. With respect to newsstand sales, a critical measure of magazine vitality, in the first six months of 1997 Ziff-Davis accounted for 47.5% of all computer magazine copies sold, and on average Computer Shopper had greater newsstand sales than Business Week, Fortune and Forbes combined.

  The following table sets forth information relating to the Company's primary publications for 1997.

                                   CIRCULATION
                               --------------------
                                                        PUBLICATION    1997
                         FIRST                           FREQUENCY  ADVERTISING
      PUBLICATION        ISSUE    TYPE    AMOUNT(1)     (PER YEAR)   PAGES(2)
      -----------        ----- ---------- ---------     ----------- -----------
U.S. BUSINESS
  PC Magazine........... 1981     Paid    1,176,351         22x        6,261
  PC Computing.......... 1988     Paid    1,008,615         12x        2,821
  Computer Shopper...... 1979     Paid      561,308         12x        8,590
  PC Week............... 1983  Controlled   300,105         51x        7,033
  Windows Sources(3)(4). 1993     Paid      400,738         12x        2,108
  Internet
   Computing(3)(5)...... 1996     Paid      340,579         12x          948
  Inter@ctive Week(3)... 1994  Controlled   101,510         45x        1,840
  Macworld(6)........... 1985     Paid      671,391         12x        1,734
  MacWeek(6)............ 1987  Controlled    97,502         48x        2,593
  Sm@rt Reseller(3)..... 1998  Controlled    60,000(7)      12x          N/A
U.S. CONSUMER
  Computer Life(3)(8)... 1994     Paid      453,078         12x        1,268
  Electronic Gaming
   Monthly.............. 1988     Paid      358,198         12x        1,221
  Yahoo! Internet
   Life(3).............. 1995     Paid      325,771         12x          491
  Computer Gaming
   World(3)............. 1981     Paid      230,772         12x        2,320
  EGM/2/................ 1988     Paid      126,310         12x          216
  Official U.S.
   PlayStation
   Magazine(9).......... 1995     Paid      100,000(10)     12x          463
  Family PC(3)(11)...... 1994     Paid      382,925         12x        1,343
INTERNATIONAL(3)
  PC Professionell
   (German)............. 1991     Paid      178,246         12x        1,461
  PC Direkt (German).... 1992     Paid      139,229         12x          814
  Internet Professionell
   (German)............. 1997     Paid       26,665         12x          134
  PC Magazine (UK)...... 1992     Paid      130,264         12x        3,054
  PC Direct (UK)........ 1992     Paid      124,165         12x        7,432
  PC Gaming World (UK).. 1997     Paid       40,385         12x          304
  PC Expert (French).... 1992     Paid       98,816         12x        1,203
  PC Direct (French).... 1992     Paid       83,097         12x        1,335
  PC Week
   (China)(12)(13)...... 1996  Controlled    50,000         51x        2,638
  PC Computing
   (China)(12).......... 1994     Paid       45,580         12x          360
  PC Magazine
   (China)(12).......... 1994     Paid       45,899         12x          678

--------
 (1) Based on circulation information provided by the Company to the Audit Bureau of Circulation for paid publications and BPA International for controlled publications for the six month period ended December 31, 1997 other than French publications which are based on information provided to the Office de la Justification de la Diffusion for the year ended December 31, 1997; German publications, which are based on information provided to Informationgemeinschaft zur Feststellungder Verbreiterung von Webetragern e.v. for the quarter ended December 31, 1997; and Chinese publications, which are based on information provided to BPA International for paid publications for the six month period ended December 31, 1997.
 (2) As reported by AdScope for the year ended December 31, 1997 for domestic publications and based on Company data for international publications.
 (3) Properties which have been or will be acquired from MAC.

 (4) To be reformulated and converted into a controlled circulation publication in the second half of 1998.

 (5) Formerly ZD Internet Magazine.

 (6) Joint venture with International Data Group, Inc.

 (7) 60,000 target rate base for 1998.

 (8) To be combined with Equip in the second half of 1998 and called Equip.

 (9) Formerly P.S.X.

(10) 100,000 target rate base for 1998.

(11) Joint venture with an affiliate of The Walt Disney Company.

(12) Venture with Richina Media Holdings and other local agencies in China.

(13) Circulation numbers and advertising pages are based on Company data.

 ZIFF-DAVIS MEDIA NETWORK

  The Company's Ziff-Davis Media Network integrates the Company's marketing activities into one cohesive resource for its largest customers. Originally established to provide discounts for advertisers buying across two or more magazine titles, the Media Network has been expanded to allow marketers to reach their various target buyers through any combination of the Company's media and marketing platforms. Currently 21 professionals in the Ziff-Davis Media Network link major advertisers from one platform into other platforms.

 EDITORIAL, LABORATORY TESTING AND BENCHMARK SOFTWARE

  The Company has invested heavily in its editorial staff and in training and technology to develop the high level of technical expertise required to provide quality content on computer technology. It employs over 450 editorial personnel worldwide, including award-winning editors and experts in their fields. The Company believes that it provides its consumers with the most reliable, objective and focused product evaluations and industry news. Because of the quality and reputation of Ziff-Davis laboratory tests, the Company's publications are widely regarded as a reliable source of objective product evaluations. The Company's influence over computer purchasing carries with it the responsibility to maintain the highest standards of fairness and objectivity in its product reviews. To ensure this impartiality, Ziff-Davis has instituted policies governing separation of editorial functions from advertising sales functions and restricting trading in securities of technology-related companies by its journalists.

  The Company is committed to laboratory-based product testing as an integral part of its editorial mission. In 1997, the Company spent over $10 million in laboratory testing. Testers from many of the Company's different publications work with the ZD Labs staff to provide comprehensive, objective test results that can assist readers and users of Ziff-Davis publications and other content-based services in making buying decisions. In addition to the core ZD Labs staff, Ziff-Davis publications such as PC Magazine, PC Week, Computer Shopper and PC Computing maintain their own staff and/or testing space at ZD Labs as well as at their own locations. The ZD Labs testing facility provides space for testing hundreds of products and systems. One of its newest facilities is an Internet/Intranet lab dedicated to testing Web servers and other Internet products. In its domestic lab facilities, the Company employs 120 technicians, enabling it to test thousands of products each year and conduct large-scale tests that effectively simulate corporate installations. The Company believes ZD Labs gives it a competitive advantage in terms of staffing, equipment and access to the technology necessary to evaluate products.

  ZD Labs produces the core, publicly available and widely distributed benchmark software that Ziff-Davis publications use worldwide to measure the performance of PCs, Macintosh systems and servers. The Company's benchmarks have become industry standards among major buyers of computer and Internet-related technology.

 SOURCES OF PRINT PUBLISHING REVENUE

  Advertising Sales. The Company's advertising strategy for its publishing business is based on helping customers maximize the return on their advertising investment. Advertising sales accounted for 78.4% of the Company's total print publishing revenue for 1997. Ziff-Davis has historically invested in comprehensive research to better understand the computer technology market and the positions of its different publications. The Ziff-Davis sales philosophy is to encourage its sales force to adopt the role of marketing consultant, using Ziff-Davis market research tools, such as the Company's InternetTrack and BrandTrack services, to provide clients with information on overall industry trends as opposed to more limited sales presentations focusing on individual publications. As of December 31, 1997, Ziff-Davis employed over 250 salespeople, sales managers and sales executives and over 325 sales support staff in its publishing segment to provide customer service, research, promotional support and value-added programs for advertisers.

  Circulation. Ziff-Davis maintains centralized circulation operations which enable the Company to capitalize on its successful strategies and practices across all publications on a timely basis. The Company strives to increase its readership by building relationships with distributors, retailers and subscribers. Revenue from circulation of the Company's paid-circulation magazines accounted for 18.4% of the Company's total print publishing revenue in 1997. This was comprised of subscription sales (10.1% of total revenue in 1997 and 10.5% in 1996) and newsstand sales (8.1% in each of 1997 and 1996). The Company's publications have a total circulation of over eight million primary readers worldwide.

  The Company's newsstand strategy focuses on developing strong relationships with a key distributor and large retail accounts. Ziff-Davis recently entered into a newsstand distribution arrangement in the U.S. with Warner Publishers Services ("Warner"), a division of Time Warner Inc., which covers the Company's entire line of paid-circulation magazines. As of January 1998, the Company became Warner's principal supplier of computer technology publications. In addition, the Company has preferred distribution arrangements with large retailers including WalMart, Barnes & Noble, Staples and Office Max. These arrangements include special magazine displays featuring Ziff-Davis brand products which increase the prominence of the Company's publications and strengthen its brand identity. With respect to newsstand sales, a critical measure of magazine vitality, Ziff-Davis publications accounted for 47.5% of all computer magazine copies sold in the first six months of 1997.

  The Company's subscription strategy is to maintain a highly focused readership in order to provide the most effective affinity between advertisers and readers. The Company believes that this strategy increases subscriber loyalty and renewal rates and allows the Company to provide advertisers with access to a precisely focused target audience. The Company's six paid-circulation business magazines (including one joint venture) accounted for 47.2% of the total paid circulation of all computer technology business magazines in the U.S. in 1996.

  Licensing and Joint Ventures. The Company has adopted a licensing strategy designed to maximize global reach and maintain content quality in international publications while reducing the cost of entry into new markets. In markets where the Company believes that the opportunity is significant relative to the cost of entry, the Company may operate through wholly-owned publishing companies. Through subsidiaries, the Company currently has publishing operations in France, the United Kingdom and Germany. In other markets, the Company has opted to enter into licensing arrangements with local publishing companies, and currently has over 50 licensed publications worldwide. The Company's licenses are generally three to five year agreements that provide for a minimum annual royalty against a percentage of revenue. The Company also operates through a number of joint venture companies with partners, including joint ventures with International Data Group, Inc. ("IDG") and an affiliate of The Walt Disney Company ("Disney") in the U.S. and a venture with Richina Media Holdings and other local agencies in China. The Company is currently negotiating with an affiliate of Disney to buy its interest in the Family PC joint venture.

 U.S. PUBLICATIONS

  Business Magazines. In the U.S. market, the Company publishes ten computer publications directed to business buyers, including six paid-circulation magazines and four controlled-circulation weeklies or bi-weeklies. Each publication produces authoritative, independent guidance that the Company believes is generally considered to be the primary product resource in its market segment. Two of these titles, Macworld and MacWeek, are dedicated to the Apple Macintosh market and are published by Mac Publishing L.L.C., a joint venture between the Company and IDG.

    PC Magazine provides corporate buyers of computer technology with comprehensive laboratory-based comparative reviews of PC hardware, software and networking products, with a focus on technical specifications. With a paid circulation of more than 1.18 million, PC Magazine is the largest circulation computer magazine in the world, accounting for 35.4% of all computer advertising revenue in directly competitive U.S. publications in 1997. PC Magazine has expanded its editorial material into other media, including a Web publication, PC Magazine Online, and a CD ROM-based multimedia companion magazine, PC Magazine Extra, which has a paid circulation of over 75,000. PC Magazine also produces two newsstand-only specials: Your New PC, which supplies buying advice for less sophisticated computer buyers, and InternetUser, which focuses on reviews of Internet products.

    PC Computing provides business users with results-oriented reviews of computer products, with a focus on productivity and usability. A monthly publication, it is one of only three computer magazines to have reached a circulation of over one million readers. PC Computing recently launched Equip, a quarterly newsstand publication that provides frequent buyers of consumer electronic products with recommendations on digital electronic products such as digital phones, DVD players, digital satellite dishes and camcorders.

    Computer Shopper provides readers who buy computer products directly from manufacturers with buying advice, product evaluations, and technology coverage, including information on the availability, pricing, specifications and configurations of thousands of computer products. With a newsstand circulation of approximately 300,000 in 1997 (the largest newsstand sales of any computer publication), this monthly publication sells more pages of advertising than any other computer magazine. Its interactive Web-based companion, Netbuyer, is one of the leading Web sites devoted to computer retailing.

    PC Week provides enterprise product buyers and information technology professionals at large corporate computing sites with timely information on products, companies and general industry news. With a controlled circulation of over 340,000 distributed to over 180,000 sites, it is the leading computer weekly. Its online companion, PC Week Online, contains such innovative features as PC Week Radio.

    Windows Sources provides computer professionals responsible for implementing computing standards within their organizations with detailed reviews of important Windows 95 and Windows NT products. With an increasing focus on Windows NT as a critical computing platform, this monthly publication reached a paid circulation of more than 400,000 in 1997. Window Sources will be reformulated in the second half of 1998 and converted into a controlled circulation magazine.

    Internet Computing provides key buyers of Internet and Intranet products (primarily Web site designers and developers and IS/Intranet managers) with product buying information, analysis of new technologies and techniques and tips for creating Web sites. Internet Computing is published monthly and reached a paid circulation of more than 340,000 in 1997.

    Inter@ctive Week provides Internet and telecommunications professionals with information on relevant business and technology issues, including products, events, services, strategies, alliances and key players. With a controlled circulation of over 100,000, Inter@ctive Week became one of the leading publications for the digital communications technology industry in less than three years.

    Sm@rt Reseller, a bi-weekly launched in January 1998, provides value-added resellers, system integrators, distributors, Web developers and Internet service providers with in-depth news and analysis on business and technology. Sm@rt Reseller currently targets a controlled circulation of 60,000.

    Macworld provides Macintosh buyers with comparative, laboratory-based product evaluations, reviews and information about Macintosh products, supported by a product testing facility which the Company believes is the most advanced in the Macintosh industry. Macworld has a qualified circulation of over 650,000.

    MacWeek is targeted at volume buyers of, and purchase influencers for, Macintosh products at large sites in business, government and education, as well as buyers at mid-level and smaller businesses, and delivers information on Macintosh technology, industry trends, news, analysis and new products. The only weekly Macintosh newspaper, MacWeek had a controlled circulation of approximately 100,000 recipients in 1997 at nearly 56,000 work locations.

  Consumer Magazines. The Company publishes seven magazines that serve the rapidly growing consumer market and which are dedicated to meeting the varying needs of computer enthusiasts and net surfers, family buyers and gamers. One of these titles, Family PC, is published under a joint venture between the Company and an affiliate of Disney.

    Computer Life provides home computing enthusiasts with products, ideas and techniques designed to help its readers further enrich their personal computing experience and better integrate computing into all areas of their lives. Computer Life is a monthly publication with a circulation of over 450,000. Computer Life will be combined with Equip in the second half of 1998 and called Equip.

    Electronic Gaming Monthly offers video game enthusiasts news, information and product reviews about the latest games on ten different game systems. Written by video gamers for video gamers, this monthly publication has a primary circulation of more than 350,000. EGM/2/, a companion publication to Electronic Gaming Monthly with a circulation of more than 125,000, offers in-depth strategies, exclusive tips and tricks and comprehensive maps and walk-throughs of the latest games.

    Yahoo! Internet Life is the world's leading Internet consumer magazine. Yahoo! Internet Life reaches a paid circulation of more than 325,000 readers. It is designed to be an entertaining and authoritative print and online guide to the Internet, targeting an influential, affluent and early-adopting group of readers. The Company has an exclusive license from Yahoo! Inc. to use Yahoo! in the title of a print magazine.

    Computer Gaming World provides computer game enthusiasts with results-oriented gaming information. Computer Gaming World serves more than 230,000 game enthusiasts and is both the oldest and one of the largest computer game publications.

    Official U.S. PlayStation Magazine assists Sony PlayStation users in getting the most out of their PlayStation game consoles by providing up-to-date news, interviews and insights. This publication has a rate base of 100,000 PlayStation game fans.

    Family PC is specifically targeted to households with children. Written by parents for parents in plain English, its purpose is to help its paid circulation of 380,000 select the right computers and software for their families and ensure that they get the most rewarding, productive and educational experiences from them. It is currently published under a joint venture with an affiliate of Disney. The Company is currently negotiating with an affiliate of Disney to buy its interest in Family PC.

 INTERNATIONAL PUBLICATIONS

  The Company publishes in the United Kingdom PC Magazine, PC Direct and PC Gaming World and has announced plans to publish IT Week; in Germany PC Professionell, PC Direkt and Internet Professionell; in France PC Expert and PC Direct; and in the People's Republic of China PC Week, PC Computing and PC Magazine through a venture with Richina Media Holdings and local agencies in China.

  PC Magazine (U.K.), PC Expert, PC Professionell, and PC Magazine (China) are equivalents of PC Magazine (U.S.) adapted to their individual markets. Similarly, PC Direct (U.K.), PC Direct (France), and PC Direkt are intended to be equivalents of the Company's U.S. publication, Computer Shopper. Internet Professionell is based on Internet Computing, while IT Week will be aimed at information technology professionals and will include material from Interactive Week, ZDNet News and other U.S. publications in addition to local content.

 PAPER AND PRINTING

  Ziff-Davis maintains strong relationships with its paper suppliers and printing companies. The Company uses five main paper suppliers for the majority of its printing needs. In general, paper supply contracts are two to three year agreements, with quarterly pricing adjustments, and are renewable on a staggered basis. Most agreements contain pricing clauses that seek to ensure the most competitive pricing on a quarter to quarter basis. The Company's main paper suppliers for its U.S. publications are Bowater, Champion, Consolidated, Fraser and UPM, which provided 12%, 33%, 15%, 12% and 12%, respectively, of the Company's paper supply in 1997 as measured by tonnage. Printing companies that the Company has relationships with include R.R. Donnelley, Brown, Quadgraphics and Quebecor. Approximately 50% of the Company's total printing expenditures for its U.S. publications are with R.R. Donnelley, which has a number of alternative printing sites. Printing contracts are generally two to three year agreements.

TRADE SHOWS AND CONFERENCES

  The Company is the leading producer of trade shows, conferences and customized marketing and educational programs for the computer industry in the U.S. Approximately 25% of the Company's total revenue in 1997 was attributable to its trade show and conference business which includes the industry-wide COMDEX events, other trade shows and conferences focused on specific segments of the computer technology industry, and customized events designed to meet the marketing needs of specific clients. In 1997, the Company produced over 50 trade shows and conferences, 18 of which were held in North America.

  The COMDEX/Fall event has been held for 18 years and is the number one ranked trade show for all industries in the U.S. as measured by total revenue, total exhibit space and number of attendees. In 1997, the Company estimates that over two million people attended Company trade shows and conferences worldwide. In addition to COMDEX/Fall, held annually in Las Vegas, the Company produces 18 other COMDEX events in 13 countries.

  "NetWorld+Interop" ("N+I") and "Seybold Seminars" are segment-focused Company trade shows. In 1997, nine such shows were held in six countries. The N+I trade shows focus on the networking/interconnectivity segment of the computer industry, while the Seybold Seminars focus on publishing and graphic communications. In addition, the Company will produce the following segment-focused trade shows in 1998: (i) WINDOWS WORLD in conjunction with Microsoft Corporation; (ii) EXPO COMM, servicing the worldwide telecommunications industry; (iii) CommUnity, for the emerging corporate integrated data, voice and video segments; (iv) COMDEX/Enterprise, focusing on solutions for the large corporate information technology infrastructures; (v) Java Internet Business Expo, sponsored by Sun Microsystems, Inc. and focusing on the full range of Java technology for information technology professionals; (vi) Service and Support Expo, focusing on technology for help desk and information technology support services; and (vii) Learning Technology, focusing on applying technology to education and training. The Company's customized conferences are designed to meet the marketing needs of a specific client. For example, the Company produced the Java One series of conferences for Sun Microsystems, Inc. which were designed to introduce Java software to the developer community.

  Attendees at the Company's trade shows and conferences cover a wide range of participants from the computer industry, including manufacturers, distributors, dealers, retailers, value-added and other resellers and large corporate end-users. Each event includes an extensive conference program, which provides a forum for the exchange and dissemination of information germane to the particular event's focus. In addition, each event has one or more "keynote" sessions with speakers drawn from computer industry leaders. The Company estimates that in 1997 over 5,000 companies participated as exhibitors in its trade shows and conferences and over 8,000 industry experts, analysts and consultants spoke at its conference programs.

  The following table sets forth information relating to the Company's principal trade shows and conferences, including joint ventures, for 1997. Substantially all of the Company's international COMDEX events are joint ventures and substantially all N+I events are owned by the Company.

                                                        1997 ACTUAL
                                           -------------------------------------
                                                  TOTAL NET            ESTIMATED
                                           LAUNCH  SQUARE     TOTAL      TOTAL
                                            YEAR   FOOTAGE  EXHIBITORS ATTENDEES
                                           ------ --------- ---------- ---------
EVENT
NORTH AMERICA
COMDEX/Fall..............................   1979  1,362,400   1,750     200,000
COMDEX/Spring, WINDOWS WORLD & EXPO COMM
 USA.....................................   1981    267,900     615     100,000
COMDEX/Canada incl. WINDOWS WORLD
 and Connected Computing.................   1992    164,200     401      59,000
COMDEX/PacRim............................   1995     79,000     239      33,000
COMDEX/Quebec............................   1996     47,900     162      28,000
COMDEX/Miami & EXPO COMM Miami...........   1996     85,300     339      23,000
NetWorld+Interop & CommUnity Las Vegas...   1986    407,400     662      56,000
NetWorld+Interop & CommUnity Atlanta.....   1992    366,681     620      44,000
Seybold San Francisco Publishing.........   1986    141,900     315      38,000
Seybold Seminars East (New York)(1)......   1982    107,000     271      23,000
Windows NT Intranet Solutions (WINTIS)
 San Francisco...........................   1993     53,400     275      23,000
INTERNATIONAL
COMDEX/SUCESU-SP Brazil..................   1992    358,900     455     128,000
COMDEX/Rio...............................   1994    105,400     214      90,000
COMDEX & WINDOWS WORLD Mexico(2).........   1993     90,100     240      48,000
COMDEX/INFOCOM & WINDOWS WORLD Argentina.   1997     94,200     192      38,000
COMDEX IT France.........................   1997    180,800     466      50,000
COMDEX & Object World UK(2)..............   1996     52,020     209      21,000
COMDEX/Japan & Object World Tokyo(3).....   1996    114,600     222      80,000
COMDEX/China.............................   1996     59,900     157      82,000
COMDEX/Korea.............................   1997     90,200     150      45,000
COMDEX/Asia at Singapore Informatics.....   1995     57,500     146      40,000
COMDEX/IT INDIA..........................   1996    144,300     253      60,000
NetWorld+Interop Paris...................   1992    163,267     350      38,000
NetWorld+Interop Tokyo(3)................   1993    187,600     287      91,000
Seybold Seminars Tokyo(3)................   1996     24,600      53      28,000
Windows NT Intranet Solutions Japan(3)...   1994     77,500     176      46,000

--------
(1) Properties which have been or will be acquired from MAC.
(2) These international COMDEX events are wholly-owned by the Company.
(3) Trade shows in Japan are owned by Softbank and managed by the Company.

 SOURCES OF TRADE SHOW AND CONFERENCE REVENUE

  In 1997, exhibitor space fees accounted for 64.8% of the Company's total trade show and conference revenue. The Company believes most trade show producers receive virtually all of their revenue from the sale of exhibitor space fees. The Company has actively sought to increase its revenue from other sources, including attendee fees, which accounted for 35.2% of all trade show and conference revenue in 1997.

  At each trade show, all exhibitors pay the same price per square foot of booth space, regardless of the exhibit hall they select or the location or size of their booth within a given hall. Typically, a majority of each trade show's exhibitors commit to booth space during that year's show for the next year's show. The Company encourages this commitment through a booth selection procedure that grants priority based upon a seniority system. Annual renewal is required for exhibitors to maintain their seniority. Exhibitors pay for space in two or three installments, the last of which is usually due six months prior to the upcoming event.

  In 1997, attendee fees accounted for 14.9% of the Company's trade show and conference revenue, primarily from N+I and Seybold events. Most COMDEX attendees come as the invited guests of exhibiting companies. The Company provides exhibiting companies with a supply of complimentary admission tickets, which are generally given to customers and key prospects. This helps exhibitors ensure that their best customers and prospects will attend.

  The Company's trade show and conference advertising revenue is derived principally from five products: (i) a daily newspaper distributed during the show; (ii) the Program Exhibits Guide; (iii) the Preview, a newspaper published and distributed to pre-registrants and certain prior year attendees in advance of the show; (iv) advertising billboards and banners; and (v) ancillary exhibitor logo products which are sold to exhibitors to increase booth traffic and name recognition.

  The Company also maintains a continuously updated database containing the names and certain demographic information on its over two million attendees. This database is rented to direct mail users on a fee-per-use basis.

 COMDEX

  COMDEX trade shows cover a broad range of new technologies at every stage in their development and evolution--from introduction to commercial maturity. Many of the most significant computer product launches over the past 18 years occurred at COMDEX, including the launch of the IBM PC, Lotus 1-2-3, Windows
3.1 and DVD.

  COMDEX/Fall is a five-day trade show held annually in November in Las Vegas. In 1997 COMDEX/Fall had over 1,750 exhibiting companies occupying more than 1,350,000 net square feet of exhibit space and more than 200,000 attendees. COMDEX/Spring, which was launched in 1981, is a smaller version of the fall event. In 1997, it was held in Atlanta and had more than 600 exhibiting companies and over 100,000 attendees. In April 1998, COMDEX/Spring will be held in Chicago. For the last six years, the Company, in cooperation with Microsoft Corporation, has produced a WINDOWS WORLD trade show concurrently with COMDEX/Spring.

  In 1993, the Company began launching additional COMDEX events in order to capitalize on the international recognition of the COMDEX brand name. The 1998 schedule includes other COMDEX events in Miami, Toronto, Vancouver, Montreal, Mexico City, Monterrey (Mexico), Buenos Aires, Sao Paulo, Rio de Janeiro, London, Paris, Tokyo, Seoul, New Delhi, Beijing, Singapore and Cairo.

 NETWORLD + INTEROP

  N+I is the largest of the Company's segment-focused trade shows and is the leading show for professionals in the rapidly growing field of computer networking. N+I places strong emphasis on the quality of its conference programs and, in recent years, has become a leading educational forum for the Internet and enterprise computing communities. The largest N+I event is held annually in Las Vegas in May. Each N+I trade show features InteropNet, a live, multi-platform network that interconnects exhibitors to one another and to the Internet. In 1997, the N+I Las Vegas event had over 600 exhibiting companies occupying more than 400,000 net square feet of exhibit space and more than 55,000 attendees. The N+I Atlanta event, held in October each year, is only slightly smaller in all categories. The 1998 schedule of N+I events includes seven shows in six countries.

 SEYBOLD SEMINARS

  The Company's Seybold Seminars are segment-focused trade shows and are a leading information and education provider for traditional and new media publishing industries. These shows focus on the latest technologies and products, design tools and desktop applications. The largest of the Seybold series is held annually each September in San Francisco. In 1997, this Seybold show had over 300 exhibiting companies occupying more than 140,000 net square feet of exhibit space and more than 38,000 attendees. Other Seybold events are held in New York and Tokyo.

 OTHER EVENTS

  The Company also produces EXPO COMM, a series of worldwide trade shows focusing on the telecommunications, wireless and telephony segments of the information technology marketplace. The Company purchased a 50% interest in the series from EXPO COMM's founder, E.J. Krause & Associates, Inc., in 1996. EXPO COMM events are held in Chicago, Moscow, Beijing, Buenos Aires, Sao Paulo, Mexico City, Monterrey (Mexico) and Tokyo. WINDOWS WORLD trade shows are held in cooperation with Microsoft Corporation concurrently with the Company's COMDEX events in Chicago, Mexico City and Toronto. These events showcase the latest Windows-based applications and solutions.

  The Company also produces Learning Technology trade shows for professionals focused on learning and helping others to learn to use technology, held in Atlanta and Los Angeles, and Object World trade shows focused on the commercial and practical aspects of applying object technology and distributed computing in today's business environment, held in San Francisco, Boston, London, Frankfurt and Tokyo.

INTERNET

  The Company maintains a number of Web sites related to its publications, trade shows and conferences and other media platforms. The Company's ZDNet.com Web site is the leading computing content site and the number one Web site in the category of news, information and entertainment, in each case as measured by visitors per month in 1997, ranking it higher than Web sites produced by Time Warner Inc. (Pathfinder.com), Disney (Disney.com) and ESPN (Sportzone.com). The Company estimates that the ZDNet Web site serves more than 100 million pages each month to more than five million visitors. It has over one million registered users and over 2.5 million e-mail recipients per month. ZDNet has successfully attracted new audiences in addition to established computer enthusiasts, as is evidenced by the fact that 64% of ZDNet users do not regularly read any computer technology publications. ZDNet seeks to be the most comprehensive site for quality content about computing.

  ZDNet has its own staff of over 100 editors, designers and technology experts who create and develop a wide range of content, including current and in-depth news, product reviews, investor information, shareware library, online shopping, training, forums and chat areas. ZDNet coordinates and collaborates on content development with the Company's other publications and businesses and is fully integrated with the Company's individual Web sites. ZDNet includes Netbuyer, a leading Web site devoted to computer retailing. Softbank is a majority owner of Gamespot, a leading Web site for gaming information, including reviews, demo downloads and other content. Softbank's interest in Gamespot will be contributed to the Company concurrently with the Reorganization. Over 80% of the content on ZDNet is original, with the remainder supplied by the Company's print publications.

  The Company has a number of arrangements with leading Web sites and product manufacturers to increase traffic and thereby advertising revenue to ZDNet. ZDNet is the preferred computer and technology content-provider for leading Internet sites and products, including Yahoo!, Excite, MSNBC and Pointcast, as well as for leading Internet service providers such as Mindspring and AT&T's World Net, each of which provides a direct link to ZDNet. ZDNet also has arrangements with original equipment manufacturers, such as Compaq Computer Corp. and Gateway 2000, Inc., whereby ZDNet is an automatic bookmark in the Web browsers included on such computers.

  The Company distributes localized versions of ZDNet in Germany as ZDNet Deutschland, in France as ZDNet France and in the United Kingdom as ZDNet UK. Localized versions of ZDNet are also distributed by licensees in Italy, Russia, Japan, China, Taiwan, Australia and Latin America.

TELEVISION

  In order to expand its media platforms, the Company has entered into a license and services agreement with MAC to develop ZDTV, which is expected to be launched in the first half of 1998. ZDTV will be the first 24-hour cable television channel and integrated Web site focused exclusively on computers, technology and the Internet. ZDTV will target a wide range of viewers, including computer and technology enthusiasts, computer gaming enthusiasts, business people, teens, families and other viewers with a sustained interest in computers, technology and the Internet. Programs are expected to include educational features, product evaluations, gaming tips and strategies, current events and other entertainment. ZDTV will also feature live interactive programming allowing viewers to participate through simultaneous Web programming on ZDTV.com.

  ZDTV is indirectly owned by MAC, but as part of the license and services agreement, MAC has granted the Company an option exercisable through December 31, 1998 to purchase all of MAC's interest in ZDTV for an amount equal to MAC's investment plus 10.0% per annum for the period of its investment. Pursuant to the license and services agreement, the Company has agreed to fund ZDTV's operations on behalf of MAC through unsecured advances which, for approved levels of expenditure, are to be reimbursed by MAC. Such advances bear interest at the 30-day LIBOR rate plus .50%. ZDTV's cash requirements are expected to be approximately $54 million in 1998. The Company's cumulative advances in respect of ZDTV, which totaled approximately $14.4 million net of $10.1 million in repayments through December 31, 1997, will be repaid concurrently with the Reorganization. The Company has not yet determined whether it will exercise its option to purchase MAC's interest in ZDTV. Any such purchase will depend upon access to sufficient cable carriage, which may include entering into a joint venture or other co-ownership arrangement, including an arrangement with a third party cable system operator which will provide carriage and also assume a portion of the ongoing cash requirements on terms that are acceptable to the Company. ZDTV is not included in the Company's results of operations. See "Certain Transactions."

  ZD Television Productions, which is also indirectly owned by MAC, creates customized programming for ZDTV and third parties. The Company's option to purchase ZDTV from MAC also includes the option to purchase ZD Television Productions. Its productions have included the regional Emmy award-winning "The Site" with MSNBC and "21st Century Home" with Home & Garden Television. See "Certain Transactions."

EDUCATION

  The Company is an independent publisher of computer training products and services for end-users and advanced technology professionals. Its products and services include Internet-based training, computer-based training, instructor-led courseware and customization tools. The Company believes that its education offerings extend the Company's reach and brand reputation while permitting the Company to attract and retain customers.

  The Company is a source of software-specific newsletters and technology information, with more than 50 titles, a family of CD-ROM products and an interactive Web site. Generally published monthly, the titles include time-saving tips and techniques on products such as Windows 95, Novel NetWare, Visual Basic, Word, Excel, Microsoft Office, PhotoShop and Windows NT, in addition to several programming and operating systems journals. The Company's informational Web site provides instant access to a library of back issues, reviews, online links and chats with authors.

  Through ZD University, an Internet-based educational program, the Company provided training to more than 37,000 paid subscribers in 1997, an increase of 100% from 1996. The ZD University Web site is closely integrated with ZDNet, helping to ensure that customers of one service are exposed to other Company services.

  Through the Help Desk Institute and the Support Services Professionals Association, the Company provides training programs and publications for hardware and software support service professionals. The Company also publishes Inside Technology Training, which reaches 40,000 information technology and training managers, and other software support professionals. In addition, the Company owns and operates a single-site training center that specializes in applications, programming and certification training for Microsoft, Novell and Lotus, and the Training Center Alliance, which provides qualifying training center customers with enhanced marketing support and referral capabilities worldwide.

MARKET RESEARCH

  The Company's market research division develops, analyzes and compiles a wide variety of information on computer technology issues ranging from technical aspects of current usage to trends in decision making. The Computer Intelligence ("CI") unit focuses on information concerning installed and planned technology hardware and software purchases, and is a leading source in North America and Europe of fact-based information concerning hardware and software needs for the computer and communications industries. CI is an important part of the Company's effort to be a single source marketing solution, as it can provide the Company's marketing customers with important information to identify their target customers. CI's databases are built from more than 30,000 telephone interviews per month and contain data on installed and planned computer and communications products and services at over 400,000 business sites in the U.S., Canada and eight European countries, according to Company estimates. CI assists the Company's clients in identifying and targeting their customers by tracking current activity and market share in the business, home and reseller channels. Customers use CI's services to make important marketing decisions.

  The Company also identifies and analyzes trends in the decision making process for consumers of computer technology. This type of information helps to identify criteria other than technical product specifications that are used in product selection. The Company's market research division also consolidates information obtained in each of the databases maintained by the Company's other operating divisions, so that each Ziff-Davis division can offer the Company's clients a wide range of information to meet their marketing needs across multiple platforms.

  The Company publishes Microprocessor Report, a leading technical publication for the microprocessor industry. It also produces Microprocessor Forum, the industry's leading conference for the introduction of new high-performance microprocessors, and PC Tech Forum, events which together attract more than 1,000 paid attendees and provide information on trends and markets.

COMPETITION

  The Company competes with a wide range of companies for each of the products and services it provides. Although such competition is significant and is likely to increase in the future, the Company believes it has a greater breadth of product and service offerings than any of its competitors.

  The magazine publishing business is highly competitive. The Company faces broad competition, not only from other technology publishers, but from other media companies as well, including business, news and general interest magazine publishers. Other principal computer and technology publishers in the United States include IDG, CMP Media Inc., The McGraw-Hill Companies and Imagine Publishing, each of which produces publications that directly compete with one or more of the Company's publications. The Company also competes with various computer and technology publishers in the international markets in which it conducts business. A publishing company's success depends upon a number of factors, such as editorial quality, product positioning and price. Competitive factors for advertising sales include quality of readership, circulation, reader response and advertising rates. The Company believes its publications effectively compete in the marketplace on the basis of each of these factors.

  The Company also faces competition in its trade show and conference business, primarily from several significant trade show management companies. These include Miller Freeman, Mecklermedia Corporation and IDG. The Company believes its trade shows compete in the marketplace on the basis of quality of conference content, organizational efficiency, and quality and number of exhibitors and attendees.

  The Internet media business is highly competitive. An increasing number of companies are developing online content and services for delivery on the World Wide Web in order to compete for audiences and the advertising dollars that are currently being directed to the Internet. ZDNet competes with other technology-related online content sites such as c|net, CMPnet, and IDGnet.

  The Company's market research division faces competition from numerous market research companies, including International Data Corporation, Gartner Group's Dataquest and IntelliQuest. Database providers such as Information Resource Group and Dun & Bradstreet provide additional competition.

  The Company's education division competes with a variety of education providers, including vendor-supplied training materials and traditional classroom-based computer training.

  ZDTV is expected to be the first 24-hour cable television channel and integrated Web site focused on computer technology and the Internet, and as such it is not expected to face direct competition in the near future. It will, however, face competition from a variety of general and special interest television programs. The market for television programming is highly competitive, with many programming producers competing both for channel carriage and for advertiser and audience market share.

TRADEMARKS

  The Company has developed strong brand awareness for its principal publications, trade shows and other products and services. Accordingly, the Company considers its trademarks, copyrights, trade secrets and similar intellectual property as critical to its success and relies on trademark, copyright and trade secrets laws, as well as licensing and confidentiality agreements, to protect its intellectual property rights. The Company generally registers its material trademarks in the United States and in certain other key countries in which these trademarks are used. Effective trademark, copyright and trade secret protection may not be available in every country in which the Company's publications and services are available.

  The Company may be subject to claims of alleged infringement by it or its licensees of trademarks and other intellectual property rights of third parties from time to time in the ordinary course of business. The Company does not believe there are any such legal proceedings or claims that are likely to have, individually or in the aggregate, a material adverse effect on the Company's business, financial condition or results of operations.

FACILITIES

  The Company's world headquarters are located in New York and the Company has over 50 editorial, production and sales offices and computer labs in many other cities in the United States and around the world. The Company's other principal offices are located in the Boston and San Francisco metropolitan areas. The Company does not own real property that is material to its business and leases all but one of its offices from third parties. The Company believes that its properties, taken as a whole, are in good operating condition and are suitable and adequate for the Company's current business operations, and that suitable additional or alternative space, including space available under lease options, will be available at commercially reasonable terms for future expansion.

EMPLOYEES

  As of December 31, 1997, the Company had a total of 3,698 employees. Of these employees, 1,160 were engaged in U.S. magazine publishing activities, 350 in international publishing activities, 728 in trade shows and conferences, 197 in Internet-related activities, 414 in education activities, 486 in market research and 363 in central administrative services. None of the Company's U.S. employees is represented by a labor union. The Company considers its relationships with its employees to be satisfactory.

LEGAL PROCEEDINGS

  The Company has been named as a defendant in an action, filed on April 17, 1998, in the Supreme Court of the State of New York, by minority shareholders of SOFTBANK Interactive Marketing Inc. ("SIM"), formerly an indirect subsidiary of Softbank. The complaint alleges, among other things, that SBH, SIM's majority shareholder, acting with the Company and two of its senior officers and directors who were directors of SIM (and who are also named as defendants), had conflicts of interest between SIM and other Softbank investments (including investments in the Company) and failed to act in the best interests of SIM and the minority shareholders by taking actions which benefitted the Company. The complaint states claims based on common law fraud, breach of fiduciary duty and aiding and abetting theories and seeks in excess of $200 million in damages. The Company believes that the claims against it are without merit and intends a vigorous defense.

  There are no other legal proceedings to which the Company is a party, other than ordinary routine litigation incidental to the business of the Company which is not otherwise material to the business or financial condition of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are set forth in the table below:

   NAME                               AGE POSITION
   ----                               --- --------
   Masayoshi Son....................   40 Director
   Yoshitaka Kitao..................   47 Director
   Ronald D. Fisher.................   50 Director
   Eric Hippeau.....................   46 Chairman, Chief Executive Officer,
                                          Director
   Jason E. Chudnofsky..............   54 President and Chief Executive
                                           Officer, ZDCF, Director
   Timothy C. O'Brien...............   49 Chief Financial Officer, Director
   Claude P. Sheer..................   47 President, ZD Publishing, Director
   Robert G. Brown..................   51 President, ZD Market Intelligence
   Terri S. Holbrooke...............   41 President, ZD Brand and Marketing
   J. Malcolm Morris................   55 Senior Vice President, General
                                          Counsel
   Daryl R. Otte....................   36 Senior Vice President, Development
                                          and Planning
   Daniel L. Rosensweig.............   36 President, ZD Internet Productions
   William A. Rosenthal.............   37 President, ZD Education
   Thomas L. Wright.................   38 Vice President, Treasurer
   Jonathan D. Lazarus..............   47 Director
   Jerry C.-Y. Yang.................   29 Director

  The Company will nominate for election one additional independent director as soon as practicable after consummation of the Offerings. See "--Board Composition."

 BIOGRAPHIES OF DIRECTORS AND EXECUTIVE OFFICERS

  Masayoshi Son. Masayoshi Son has been President and Chief Executive Officer of SOFTBANK Corp. since 1981. Mr. Son has been President and Chief Executive Officer of Mediabank Corporation since 1994 and GeoCities Japan Corporation since 1997 and was President and Chief Executive Officer of Japan Sky Broadcasting Co. Ltd. from 1996 to 1998 and SB Networks Corporation from 1997 to 1998. In addition, Mr. Son is currently a Director of each of PASONABANK Inc. and Yahoo! Japan Corporation and a Representative Director of each of MIC Inc., Son Kosan Ltd. and MAC.

  Yoshitaka Kitao. Yoshitaka Kitao has been Executive Vice President and Chief Financial Officer of SOFTBANK Corp. since 1995. Mr. Kitao has been President and Chief Executive Officer of SoftVenture Capital Inc. since 1996, SOFTBANK Ventures Inc. since 1996 and SOFTBANK Contents Partners Corporation since 1997. Since 1997 Mr. Kitao has been President of Cybercash K.K. and a Director of Trendmicro Inc. Previously, Mr. Kitao served as Director of Nomura Wasserstein Perella Co., Ltd. from 1992 to 1993, Managing Director of Wasserstein Perella & Co., Inc. from 1989 to 1992 and was the General Manager for The Nomura Securities Co., Ltd.'s Corporate Finance and Services Dept. 3 from 1992 to 1995.

  Ronald D. Fisher. Ronald D. Fisher has been the Vice Chairman of SOFTBANK Holdings Inc. since 1995. From 1990 to 1995, Mr. Fisher was the Chief Executive Officer of Phoenix Technologies Ltd, a leading developer and marketer of system software for personal computers. From 1984 through 1989, Mr. Fisher was the President of Interactive Systems Corporation. His prior experience includes senior management positions at VisiCorp, TRW and ICL
(USA). In addition to being a Board member of SOFTBANK Corp., Mr. Fisher serves on the Boards of Phoenix Technologies Ltd, Microtouch Systems Inc. and Segue Software Inc.

  Eric Hippeau. Eric Hippeau has been Chairman and Chief Executive Officer of ZDI since 1993. He joined ZDI in 1989 as Publisher of PC Magazine, was named Executive Vice President of ZDI in 1990, and President and Chief Operating Officer in February 1991. Prior to joining ZDI, Mr. Hippeau held a number of positions with IDG, including Vice President of computer publications in Latin America and Publisher of IDG's InfoWorld magazine. Mr. Hippeau is currently a Director of Yahoo! Inc.

  Jason E. Chudnofsky. Jason E. Chudnofsky has been President and Chief Executive Officer of ZDCF since October 1997. From 1988 to 1997, Mr. Chudnofsky was President of the Trade Show Division of The Interface Group which was renamed SOFTBANK COMDEX when that division was acquired by Softbank in 1995. In addition, Mr. Chudnofsky served as President and Chief Executive Officer of the Sands Expo and Convention Center Division from 1990 to 1995. Mr. Chudnofsky has over 15 years of experience in the exposition, trade show and conference industry.

  Timothy C. O'Brien. Timothy C. O'Brien has been Vice President and Chief Financial Officer of ZDI since 1995. From 1985 to 1994, Mr. O'Brien was Chief Financial Officer of Reed Elsevier Inc. and Reed Publishing USA. From 1992 to 1994, he was also Executive Vice President of Cahners Publishing Company which he joined in 1980. From 1970 to 1980, Mr. O'Brien was employed by Price Waterhouse LLP.

  Claude P. Sheer. Claude P. Sheer has been President of the ZD Publishing Division of ZDI since December 1997, having served in 1997 as President of U.S. Publications of ZDI and in 1996 as President of the Business Media Group. Since joining ZDI in 1980, Mr. Sheer has served in a number of positions including Publisher of PC Week and Group Vice President of Controlled Circulation Publications.

  Robert G. Brown. Robert G. Brown has been President of ZD Market Intelligence since 1993. He joined Ziff-Davis in 1992 as Vice President of Market Development. Prior to that time, from March 1988 to July 1992,
Mr. Brown was founder and President of R.G. Brown & Associates, a direct marketing and management consulting company working with computer hardware and software companies. Mr. Brown was previously President of Quadram, a unit of Intelligent Systems, L.P., which manufactured and sold peripheral products to PC users.

  Terri S. Holbrooke. Terri S. Holbrooke has been President of ZD Brand & Market Services since July 1997. From October 1996 to July 1997, Ms. Holbrooke was Senior Vice President of Marketing for ZDI. From January 1996 to October 1996, Ms. Holbrooke was Vice President of SOFTBANK Exposition and Conference Company. From 1986 to 1995, Ms. Holbrooke held several executive marketing positions at Novell Inc., including head of Worldwide Marketing Communications and Vice President of Strategic Planning.

  J. Malcolm Morris. J. Malcolm Morris has been Senior Vice President, General Counsel of ZDI since January 1998, having previously served as Vice President, General Counsel since 1990. Mr. Morris joined ZDI in 1980 as Assistant General Counsel. Prior to joining ZDI, Mr. Morris was engaged in the practice of law at the New York firm of Cleary, Gottlieb, Steen & Hamilton.

  Daryl R. Otte. Daryl R. Otte has been Senior Vice President of Development and Planning for ZDI since 1997. From 1995 to 1997, Mr. Otte was Vice President of Planning. From 1989 to 1995, Mr. Otte held various corporate finance and planning positions at Reed Elsevier Inc., and its predecessors, including Vice President of Planning, Cahners Publishing Company, and Assistant to the Chief Financial Officer of Reed Publishing USA.

  Daniel L. Rosensweig. Daniel L. Rosensweig has been President of ZD Internet Productions since 1997, having served in 1996 and 1997 as Executive Vice President of ZDI's Internet Publishing Group. From 1995 to 1996, Mr. Rosensweig was Vice President and Publisher of PC Magazine, and, from 1994 to 1995, was Publisher of PC Magazine. Since joining ZDI in 1983, Mr. Rosensweig held a number of positions, including Associate Publisher positions at PC Magazine, Computer Shopper and PC Sources.

  William A. Rosenthal. William A. Rosenthal has been President of ZD Education since 1997 having served as President of ZDI's Logical Operations division in 1996 and 1997. From 1993 to 1996, Mr. Rosenthal was the General Manager for ZDI's Logical Operations division and from 1987 to 1993 was Vice President of Sales and Marketing for that division.

  Thomas L. Wright. Thomas L. Wright has been Treasurer of ZDI since 1995 and has been Vice President and Treasurer of SOFTBANK Holdings Inc. since 1996. Prior to joining ZDI, Mr. Wright held various positions from 1986 to 1995 at Reliance Group Holdings, Inc., most recently as Vice President and Assistant Treasurer.

  Jonathan D. Lazarus. Jonathan D. Lazarus was with Microsoft Corporation from 1985 through 1996, serving most recently as Vice President, Strategic Relations. Mr. Lazarus serves on the Boards of ELEKOM Corp., Liquid Audio, NetGravity, Vision Solutions and National Association of Television Program Executives. Mr. Lazarus is also an advisor to Microsoft Corporation, the Universal Studios New Media Group and ZDTV.

  Jerry C.-Y. Yang. Jerry Yang co-founded Yahoo! Inc. in 1995 and has served as an officer and a member of the Board of Directors of Yahoo! Inc. since March 1995. Mr. Yang co-developed Yahoo! Inc. in 1994 while he was working towards his Ph.D. in electrical engineering at Stanford University.

BOARD COMPOSITION

  Following the Offering, the Board of Directors will consist of ten members, which will include the nine current members of the Board plus one additional "independent director" (within the meaning of the regulations of the New York Stock Exchange (the "NYSE")) nominated for election by the Board of Directors. It is expected that the new director will be elected by the Board within three months following the closing of the Offering. Directors of the Company are currently elected annually by its stockholders to serve during the ensuing year or until their respective successors are duly elected and qualified. Following the Offering, the Board of Directors will be divided into three classes each of whose members will serve for a staggered three-year term. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors currently has two committees: an Audit Committee and a Compensation Committee.

  The Audit Committee will be comprised of the independent directors. The Audit Committee reviews and recommends to the Board, as it deems necessary, the internal accounting and financial controls for the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of financial statements of the Company. The Audit Committee makes recommendations to the Board concerning the engagement of independent public accountants and the scope of the audit to be undertaken by such accountants. Price Waterhouse LLP presently serves as the independent accountants of the Company.

  The Compensation Committee is currently comprised of Mr. Fisher, who, following the Offering, will be joined by the two independent directors. The Committee reviews and, as it deems appropriate, recommends to the Board policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Committee exercises all authority under any employee stock option plans of the Company as the Committee therein specifies (unless the Board resolution appoints any other committee to exercise such authority), and advises and consults with the officers of the Company as may be requested regarding managerial personnel policies. The Committee will have such additional powers and be granted additional authority as may be conferred upon it from time to time by the Board.

COMPENSATION OF DIRECTORS

  Directors who are not executive officers or employees of the Company or Softbank will receive an annual retainer of $25,000 for Board of Directors service and a fee of $2,000 for each meeting of the Board of Directors or any committee thereof attended.

  The Company has adopted the 1998 Non-Employee Directors Stock Option Plan (the "Non-Employee Directors Plan"). Directors of the Company who are not employees of the Company or any of its subsidiaries ("Non-Employee Directors") will automatically participate in the Non-Employee Directors Plan.

  Pursuant to the Non-Employee Directors Plan, each Non-Employee Director shall receive upon election as a member of the Board an initial grant of stock options to purchase 15,000 shares of Common Stock; provided, that each Non-Employee Director who is on the Board of Directors on the date of the Offering shall receive such initial grant of stock options on the date of the Offering. Each Non-Employee Director shall automatically receive on each annual meeting thereafter an annual grant of stock options to purchase 7,500 additional shares of Common Stock. The terms of each stock option granted to a Non-Employee Director shall provide that (i) the option price shall be equal to 100% of the fair market value (as defined in the 1998 Incentive Compensation
Plan) of the Common Stock on the date of grant, (ii) such option shall be exercisable for a period of ten years following the date of grant, and (iii) such option shall vest and become exercisable in five equal installments beginning on the first anniversary of the date of grant.

  Upon ceasing to be a Non-Employee Director, such option shall terminate except with respect to any portion of such option then exercisable, which portion shall remain exercisable for a period of (x) 90 days, if the termination as Director resulted from any reason other than death, disability or Cause (as defined in the 1998 Incentive Compensation Plan), or (y) one year, if the termination resulted from death or disability; provided, that in the event the termination resulted from a removal for Cause, such option shall immediately terminate and no longer be exercisable to any extent; provided, further, that in no event shall any such option remain exercisable past the remainder of its scheduled ten-year term.

  Upon a "change in control" of the Company (as defined in the Non-Employee Directors Plan), each outstanding option shall fully vest and become immediately exercisable in full. In addition, the Committee may provide in its sole discretion that upon a change in control of the Company, each Non-Employee Director shall be entitled to receive in cancellation of such Non-Employee Director's outstanding and unexercised stock options, a cash payment in an amount equal to the difference between the option price of such stock options and (i) in the event the change of control is the result of a tender offer or exchange offer for the Common Stock, the final offer price per share paid for the Common Stock, multiplied by the number of shares of Common Stock covered by such stock options, or (ii) in the event the change of control is the result of any other occurrence, the aggregate value of the Common Stock covered by such stock options, as determined by the Committee at such time.

COMPENSATION OF EXECUTIVE OFFICERS

  The table below sets forth the compensation paid to, deferred or accrued for the benefit of, the Company's Chief Executive Officer and each of the four other most highly compensated executive officers for services rendered in all capacities to the Company during the fiscal year ended December 31, 1997.

                        1997 SUMMARY COMPENSATION TABLE

                                                     LONG-TERM
                       ANNUAL COMPENSATION         COMPENSATION
                       --------------------    ---------------------
  NAME AND PRINCIPAL                           RETIREMENT  STOCK(1)      ALL OTHER
       POSITION        SALARY($)  BONUS($)      PLAN($)   OPTIONS(#) COMPENSATION($)(2)
  ------------------   ---------- ---------    ---------- ---------- ------------------
Eric Hippeau..........  1,350,000   14,063       16,000     31,000          1,566
  Chairman and Chief
   Executive Officer
Jason E. Chudnofsky...    800,000      -- (3)     7,385     10,000         20,884
  President and Chief
   Executive Officer,
   ZDCF
Claude P. Sheer.......    457,500  342,656       16,000      9,500          1,566
  President, ZD
   Publishing
Timothy C. O'Brien....    462,500  305,850       16,000      7,700         20,806
  Chief Financial
   Officer
Robert G. Brown.......    382,500  253,151       16,000      3,200          5,949
  President, ZD Market
   Intelligence

--------
(1) Represents options to purchase stock of SOFTBANK Corp.
(2) All Other Compensation does not include certain payments in 1997 for services rendered in 1994. See Note 9 to the ZDI and ZDCF Combined Financial Statements and "Certain Transactions."
(3) Does not include bonus of $300,000 paid in 1997 for 1996.

STOCK PLANS

 Incentive Compensation Plan

  General. The Company has adopted a 1998 Incentive Compensation Plan (the "Plan") to provide long-term incentives for its key employees and enhance shareholder value. The Plan will be administered by the Compensation Committee (for purposes herein, the "Committee"), which will (i) select the participants, determine the type of awards, and the number of shares or share units subject to awards, and (ii) interpret the Plan and make all other determinations necessary or advisable for its administration.

  All employees and consultants of the Company and its affiliates who have demonstrated significant management potential or the capacity for contributing substantially to the successful performance of the Company and its affiliates, are eligible to be participants in the Plan. Awards may consist of stock awards, stock options (either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or nonstatutory stock options), stock appreciation rights, performance shares (which may be granted as performance share units) and restricted stock (which may be granted as restricted stock units).

  The Common Stock available for awards under the Plan shall not exceed 8,500,000 shares. In the event of any change in the outstanding shares by reason of any stock dividend or split, recapitalization, merger or other corporate change, or any distributions to common shareholders other than regular cash dividends, the Committee may make such substitution or adjustment, if any, as it deems to be equitable, as to the number or kind of shares of Common Stock or other securities issued pursuant to the Plan and to outstanding awards. Shares subject to an award that expires unexercised, is forfeited, or terminated, or settled in cash in lieu of Common Stock, and shares tendered to pay for the exercise of a stock option, shall thereafter again be available for grant under the Plan.

  Each award under the Plan shall be evidenced by an agreement setting forth the terms and conditions, as determined by the Committee, which apply to such award. In the sole discretion of the Committee, a participant may be permitted to defer the receipt of cash or Common Stock otherwise deliverable under any award.

  Stock Options. The Committee shall establish the option price at the time each stock option is granted, which price shall not be less than 100% of the fair market value of the Common Stock on the date of grant. Stock options shall vest and become exercisable at a rate determined by the Committee, and shall remain exercisable for such period as specified by the Committee. The award agreements in respect of options that are intended to qualify as incentive stock options will contain any additional provisions necessary to comply with the requirements of Section 422 of the Internal Revenue Code. In no event may any employee receive in any calendar year grants of stock options with respect to more than 1,000,000 shares of Common Stock.

  The option price of each share as to which a stock option is exercised will be paid in full at the time of such exercise in cash, by tender of shares of Common Stock owned by the participant valued at fair market value, by a "sale to cover" broker transaction or other cashless exercise method permitted under Regulation T of the Federal Reserve Board, or by a combination of cash, shares of Common Stock and other consideration as the Committee deems appropriate.

  Stock Appreciation Rights. Stock appreciation rights ("SARs") may be granted in tandem with a stock option or unrelated to a stock option. SARs shall vest and become exercisable at a rate determined by the Committee, and shall remain exercisable for such period as specified by the Committee. A SAR entitles its holder to receive from the Company an amount equal to the excess of the fair market value of a share of Common Stock on the exercise of the SAR over the fair market value on the date of grant. The Committee may determine in its sole discretion whether a SAR will be settled in cash, Common Stock or a combination thereof. In no event may any employee receive in any calendar year grants of SARs with respect to more than 500,000 shares of Common Stock.

  Performance Shares. Performance shares may be granted in the form of actual shares of Common Stock or share units having a value equal to an identical number of shares of Common Stock. The performance conditions and the length of the performance period will be determined by the Committee but in no event may a performance period be less than one year. The Committee may determine in its sole discretion whether performance shares granted in the form of share units shall be paid in cash, Common Stock, or a combination thereof.

  Unless the Committee determines otherwise, awards of performance shares to a Covered Employee will be subject to performance conditions based on the achievement by the Company of target levels of items such as consolidated net income, return on shareholders' equity, return on net assets or share price performance. For purposes of the 1998 Incentive Compensation Plan, a "Covered Employee" generally includes any employee that would be a covered employee within the meaning of Section 162(m) of the Internal Revenue Code, and any other employee of the Company or its subsidiaries designated by the Committee in its discretion. The maximum number of performance shares subject to any award to a Covered Employee is 500,000 for the first 12 months during the performance period and each 12-month period thereafter.

  Restricted Stock. Restricted stock may be granted in the form of actual shares of Common Stock or share units having a value equal to an identical number of shares of Common Stock. The employment conditions and the length of the period for vesting of restricted stock will be established by the Committee at time of grant, except that each restriction period shall not be less than twelve months. During the restricted period, shares of restricted stock may not be sold, assigned, transferred or otherwise disposed of, or pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose as the Committee shall determine. The Committee may determine in its sole discretion whether restricted stock granted in the form of share units will be paid in cash, Common Stock or a combination thereof.

  Stock awards. In addition to awards of performance shares and restricted stock, awards of Common Stock may be granted under the Plan in the form of actual shares of Common Stock. Full ownership of such shares, whether issued in the form of a certificate or in book entry, including the right to vote and receive dividends, shall immediately vest in such participant.

  Change in Control. In the event of a Change in Control (as defined below):
(i) all stock options will be fully vested and exercisable in full; (ii) all SARs which have not been granted in tandem with stock options will become exercisable in full; (iii) the restrictions applicable to all shares of restricted stock will lapse and such shares will be deemed fully vested and all restricted stock granted in the form of share units will be paid in cash;
(iv) all performance shares will be deemed to be earned at target level; and
(v) all performance shares granted in the form of share units will be paid in cash.

  For purposes of the Plan, "Change in Control" is generally defined as (i) a change in the majority of the Board; except upon consent of previous Board;
(ii) certain mergers, consolidations or similar corporate transactions in which the Company is not the surviving corporation or entity; or (iii) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or a sale of all or substantially all of the Company's assets; provided, that a Change in Control will not be deemed to occur under clause (ii) if Softbank, directly or indirectly, is the beneficial owner of more than 25% of the Company's voting securities or of the voting securities of any surviving corporation, respectively.

  Amendment and Termination. The Board may amend, suspend or terminate the Plan or any portion thereof at any time, provided that (a) no amendment will be made without stockholder approval (including an increase in the number of shares reserved for issuance under the Plan) if such approval is necessary to comply with any applicable law, regulations or stock exchange rule, and (b) except as otherwise provided under the cashout provisions in the event of a Change in Control, no amendment will be made that would adversely affect the rights of a participant under any award previously granted, without such participant's written consent.

  Effective Date. The Plan will have a term of ten years from February 13, 1998, subject to earlier termination.

 Softbank Executive Stock Option Plans

  The SOFTBANK Group Executive Stock Option Plans (the "Softbank Plans") authorize the grant of options to those officers, directors and key employees of Softbank as selected by a committee appointed by the Board of Directors of SOFTBANK Holdings Inc. The Softbank Plans authorize the granting of options to purchase SOFTBANK Corp. common stock at not less than 100% of the closing market price on the date the option is granted. As of December 31, 1997, substantially all options granted become exercisable in various installments over the first six anniversaries of the date of grant and expire ten years after the date of grant.

  As of December 31, 1997, 966,986 options had been granted under the Softbank Plans. On January 19, 1998, the exercise price of all options was reset at 4,000 Japanese yen per share, the market price of SOFTBANK Corp.'s common stock on that date.

 Employee Stock Purchase Plan

  General. The Company has adopted an employee stock purchase plan (the "Stock Purchase Plan"). The Stock Purchase Plan is intended to meet the applicable requirements of Section 423 of the Internal Revenue Code and will be administered by the Committee.

  Option to Purchase. Under the Stock Purchase Plan, all full-time and certain part-time employees of the Company who meet certain minimum service requirements will be eligible to purchase shares of Common Stock by means of payroll deductions. Eligible employees may elect to participate in offering periods by authorizing after-tax payroll deductions of between 1% and 10% (in whole percentages) of their base pay for the purchase of shares of Common Stock. The aggregate maximum number of shares of Common Stock purchasable under the Stock Purchase Plan is 1,500,000, subject to adjustment by the Committee in its sole discretion in the event of any increase, reduction or change or exchange of shares of Common Stock for a different number or kind of shares or other securities of the Company by reason of any stock dividend or split, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate change, or any distribution to common shareholders other than cash dividends. Upon the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company as a result of which the Company is not the surviving corporation, or upon a sale of substantially all of the Company's assets, or a sale or distribution of a subsidiary of the Company, any affected participant will thereafter be entitled to receive, for each share of Common Stock subject to such participant's option, the cash, securities and/or property which a holder of one share of Common Stock was entitled to receive upon and at the time of such transaction.

  The price at which shares of Common Stock will be purchased at the end of each purchase period will be the lesser of (i) 85% of the Fair Market Value of a share of Common Stock on the first business day of such purchase period or
(ii) 85% of the fair market value on the last business day of each purchase period. No participating employee will be entitled in any calendar year to purchase Common Stock having an aggregate fair market value as of the first business day in any Purchase Period in excess of $25,000.

  Amendment and Termination. The Board may at any time terminate or amend the Plan. No such termination shall adversely affect options previously granted and no amendment may make any change in any option theretofore granted which adversely affects the rights of any participant. No amendment shall be effective unless approved by the shareholders of the Company if such shareholder approval of such amendment is required to comply with any law, regulation or stock exchange rule.

EMPLOYMENT AGREEMENTS

  Eric Hippeau. The Company has entered into an employment agreement with Mr. Hippeau, dated as of April 1, 1998, pursuant to which Mr. Hippeau will serve as the Chairman and Chief Executive Officer of the Company through March 31, 2004. Pursuant to this agreement, Mr. Hippeau will receive an annual base salary of not less than $900,000 and an annual incentive bonus of not less than $600,000, as determined by the Compensation Committee assuming the achievement of performance targets. The Company has granted Mr. Hippeau options to acquire up to 860,000 shares of Common Stock pursuant to the Plan, of which 430,000 shares are based upon the achievement of certain performance targets.

  Upon certain terminations of employment, the Company will pay Mr. Hippeau his base salary plus his average incentive bonus for the preceding two years for a period ending on the later of the date that is two years after the date of termination or March 31, 2001. In the event that Mr. Hippeau's employment is terminated in connection with a "change of control" (as defined), the Company will pay Mr. Hippeau an amount which, on an after-tax basis, will equal any excise tax imposed by Section 4999 of the Code as a result of payments made under the agreement.

  Jason Chudnofsky. The Company has entered into an employment agreement with Mr. Chudnofsky, dated as of April 1, 1998, pursuant to which Mr. Chudnofsky will serve as the Chairman and Chief Executive Officer of ZDCF through March 31, 2001. Pursuant to this agreement, Mr. Chudnofsky will receive an annual base salary of not less than $800,000 and an annual incentive bonus of $300,000, subject to adjustment and assuming the achievement of earnings and other performance targets, as determined by the board of directors of ZDCF. The Company has granted Mr. Chudnofsky options to acquire up to 300,000 shares of Common Stock pursuant to the Plan.

  Upon certain terminations of employment, the Company will pay Mr. Chudnofsky his base salary plus his average incentive bonus for the year of termination and the preceding two years for a period ending on the later of the date that is two years after the date of termination or March 31, 2001.

                             CERTAIN TRANSACTIONS

ARRANGEMENTS BETWEEN THE PRINCIPAL STOCKHOLDERS AND THE COMPANY

  The Company and Softbank have entered into certain agreements governing ongoing business relationships between them, including: (i) a master license agreement for Softbank's producing and distributing Ziff-Davis publications in Japan; (ii) a license agreement for Softbank's operating ZDNet in Japan; and
(iii) a series of agreements, including a trademark license agreement, technical assistance agreement and accounting and administrative services agreement, pursuant to which the Company will manage all ZDCF trade shows and conferences conducted in Japan, but owned by Softbank. Total revenue earned by the Company from such trade show and conference agreements will approximate 50% of the pre-tax income generated by such trade shows and conferences.

  Softbank has given the Company an undertaking not to expand operations involving (x) publishing information on computing and Internet-related technology through the media of print, CD-Rom/DVD, Internet and television, or
(y) producing trade shows, conferences, exhibitions and similar events primarily related to computing and Internet-related technology outside Japan in competition with the Company without the prior approval of the Company's management directors after consulting with the Company's independent directors. This undertaking does not preclude investments by investment funds managed by Softbank. Softbank manages certain venture capital funds which invest in, among other things, computer and Internet-related companies. These funds may be able to co-invest with the Company or compete with the Company with respect to new investments. Softbank may develop new funds in the future, which funds may compete with the Company for investment opportunities. The Company has undertaken not to compete with Softbank in Japan without the prior approval of SOFTBANK Corp.'s Board of Directors and to afford Softbank the continuing right to license all of the Company's products and services in Japan. See "Risk Factors--Control by Principal Stockholders and Potential Conflicts of Interest."

  The Company and Softbank entered into a Registration Rights Agreement, dated as of April 1, 1998, in connection with the Offering. The Agreement entitles Softbank to require the Company to register any or all of the Common Stock held by it in a public offering pursuant to the Securities Act of 1933, as amended, as well as to "piggyback" or include its shares of Common Stock in any registration of Common Stock made by the Company.

CERTAIN RELATED PARTY TRANSACTIONS

  The Company is a member of a group of companies affiliated through common ownership under SOFTBANK Corp. and has various transactions and relationships with members of the group, including SOFTBANK Corp.'s wholly-owned U.S. subsidiary, SOFTBANK Holdings Inc. ("SBH"). Because of these relationships, it is possible that the terms of the various transactions are not those that would result from an arm's length dealing among unrelated parties.

  In December 1994, as part of the acquisition of ZD Expos, MAC purchased a portion of the trade show assets for $45 million and its parent company, Son Kosan Ltd., purchased an additional portion for $30 million. Concurrently with the purchase of assets, SB Forums and Son Kosan Inc. entered into a management agreement pursuant to which SB Forums agreed to provide management services with respect to certain Son Kosan operations in Japan, France and Germany. SB Forums earned approximately $808,000, $1,667,000 and $2,644,000 for such services for the years ended December 31, 1995, 1996 and 1997 respectively. Son Kosan's trade show assets were sold to SB Forums for $10 million in January 1997 and certain of MAC's trade show assets are being contributed to ZDCF as part of the Reorganization. See "The Reorganization."

  In February 1996, as part of the acquisition of ZD Pubco, MAC purchased certain publishing assets for $302 million in cash. Concurrently with the sale of assets, ZDI and MAC entered into a management agreement pursuant to which ZDI agreed to provide management services with respect to the purchased assets. The Company earned approximately $2 million for such services for each of the years ended December 31, 1996 and 1997, respectively. Of these assets, a portion was transferred to ZDI for $100 million as of October 31, 1997 and the balance will be sold to ZDI for $270 million concurrently with the Offering. See "The Reorganization." The purchase price for the assets sold to ZDI was not more than fair market value as determined by an independent appraiser.

  ZDI and Softbank entered into a series of license and syndication agreements pursuant to which Softbank was granted the license to publish, or use certain materials from, PC Week, Computer Shopper, PC Computing, MacWeek, Computer Gaming World, PC Magazine and Internet Business Advantage. The Company earned approximately $963,948 and $1,817,986 in connection therewith for the years ended December 31, 1996 and 1997, respectively. Such agreements are being combined into the master license agreement described above.

  The Company has advanced funds for the account of MAC in managing the MAC Assets and ZDTV, bearing interest at the 30-day LIBOR rate plus .50%; subject to periodic reimbursement by MAC. Such advances totalled $8.1 million, $68.2 million and $70.9 million in 1995, 1996 and 1997, respectively. The remaining outstanding amount as of December 31, 1997 of $42.6 million will be reimbursed in connection with the Reorganization. See Note 9 to the Notes to the Combined Financial Statements of ZDI and ZDCF.


  During 1996 and 1997, the Company recorded revenues of approximately $.9 million and $2.7 million, respectively, from sales of advertising space and trade show services to Kingston, an 80%-owned Softbank partnership. These services were provided under terms consistent with those provided to unaffiliated customers. See Note 9 of the Notes to the Combined Financial Statements. Concurrently with the Offering the Company is entering into a sale-leaseback transaction with Kingston. See "The Reorganization."

  In 1997 the Company had an arrangement with SOFTBANK Interactive Marketing ("SIM"), a 65.3%-owned Softbank subsidiary, for providing interactive media sales. The Company paid SIM approximately $.6 million and $1.8 million in commissions for the years ended December 31, 1996 and 1997, respectively. Effective December 31, 1997, SIM was acquired by an unrelated third party and the Company terminated its representation agreement with SIM. See Note 9 of the Notes to the Combined Financial Statements of ZDI and ZDCF.

  During 1996 and 1997, the Company and Softbank were parties to a joint venture agreement pursuant to which the Company managed all ZDCF trade shows and conferences conducted in Japan. The Company earned approximately $1,727,000 and $1,413,000 for such services for the years ended December 31, 1996 and 1997, respectively.

  During 1996 and 1997, the Company incurred $2 million and approximately $1.6 million in advertising expenses with Yahoo! Inc. which is 29.4% owned by Softbank. Mr. Yang is co-founder and Chief Yahoo and Mr. Hippeau is a director of Yahoo! Inc.

  During 1995 to 1997, the Company issued notes payable to Softbank in an aggregate principal amount of $2.5 billion as of December 31, 1997, principally for indebtedness incurred in the acquisition of ZD Expos, COMDEX and ZD Pubco. See Note 9 of the Notes to the Combined Financial Statements.

  As part of the acquisition of the Company by its former owner in 1994, the Company agreed to assume certain obligations to management arising out of prior employment arrangements with Ziff Communications Company. In 1995 and immediately after the end of the 1996 calendar year, the Company paid under such arrangements $29,702,469 to Mr. Hippeau, the Company's Chairman and CEO and a Director of the Company, and $1,014,565 to Mr. Sheer, the President of ZD Publishing and a Director of the Company. See Note 9 to the Notes to the Combined Financial Statements of ZDI and ZDCF.

  The Company has participated in the U.S. Softbank cash management program, periodically transferring excess cash to SBH and in turn receiving cash advances from SBH to fund the Company's short-term working capital requirements. Under the program, interest is accrued based on the net balance outstanding at the end of each month. Interest income is earned at the 30-day LIBOR rate. Interest expense is incurred at such rate plus .50%. As of December 31, 1996 and 1997, such net cash transfers from the Company to SBH amounted to $41.3 million and $76.5 million, respectively. See Note 9 of the Notes to the Combined Financial Statements of ZDI and ZDCF.

  During 1997, the Company was a guarantor under SBH's $600 million loan agreement with The Bank of New York, under which $102.5 million was outstanding as of December 31, 1997, bearing interest at a weighted average rate of 6.51% per annum. In March, 1998 this agreement was amended and restated to increase the loan amount to $450 million. Under the amended agreement, the Company is a guarantor under SBH's $450 million credit facility with The Bank of New York, as agent, The Bank of New York and Morgan Stanley Senior Funding, Inc., as lenders, and certain affiliate guarantors. The agreement governing the credit facility contains certain restrictive covenants and other provisions which bind the Company, but it does not prevent the Company from consummating the Offering. Concurrently with the Reorganization, the Company will repay obligations due to SBH; and it is expected that SBH will use a portion of such proceeds to prepay the loans under the credit facility and terminate the commitments thereunder.

  SBH and its subsidiary SBH Delaware have agreed to act as guarantors for payments under the Company's lease for its new headquarters located at 28 East 28th Street, New York, New York. In addition, the various intercompany loans from SBH Delaware to the Company were subordinated to the lease agreement. In accordance with the terms of these agreements, these arrangements will terminate when the Company and SBH meet minimum net worth levels of $850 million and $715 million, respectively, upon completion of the Offerings, at which time the Company will become the sole guarantor under the lease.

  During 1997, the Company entered into an operating lease with GE Capital Corp. for certain television production equipment that the Company subleased to ZDTV on similar terms. This arrangement is expected to continue upon completion of the Offering. The total amount of leased equipment will not exceed $10 million.

  During 1997, the Company participated in a global insurance program implemented by SBH. Upon completion of the Offering, it is expected that the Company will remain a part of this program. The total amount of insurance expenses allocated to the Company for the period from August 1, 1997 to July 30, 1998 does not exceed $1.35 million.

                            PRINCIPAL STOCKHOLDERS

  The Company is a newly organized Delaware corporation, incorporated on February 4, 1998, with no stock issued prior to the Reorganization. SBH is a wholly-owned subsidiary of SOFTBANK Corp. which, as of December 31, 1997, was 50.2% owned by Mr. Masayoshi Son, its President, including 43.4% directly held by his 99% owned holding company, MAC. Upon completion of the Reorganization, Softbank will own approximately 74.2% of the outstanding shares of Common Stock and approximately 25.8% of the outstanding shares of Common Stock will be owned by the public.

  The following table sets forth, as of April 1, 1998, certain information, after giving effect to the Reorganization, with respect to the beneficial ownership of the Common Stock (i) by each person or entity which beneficially owns in excess of five percent of the Common Stock and (ii) all executive officers and directors of the Company as a group.

                                                    NUMBER OF SHARES OF PERCENT
BENEFICIAL OWNER                                      COMMON STOCK(1)   OF CLASS
----------------                                    ------------------- --------
SOFTBANK Holdings Inc.(2) .........................     74,200,000        74.2%
SOFTBANK Corp.(3) .................................     74,200,000        74.2
MAC Inc.(4)........................................     74,200,000        74.2
Masayoshi Son(5)...................................     74,200,000        74.2
Officers and directors as a group..................     74,200,000        74.2

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(1) Assumes no exercise of the U.S. Underwriters' over-allotment option and does not include 10 million shares of Common Stock reserved for issuance under the Company's Incentive Compensation, Non-Employee Directors Option and Employee Stock Purchase Plans. See "Management--Stock Plans."

(2) Includes        shares of Common Stock owned by Kingston which may be
    deemed to be beneficially owned by SBH. Such entity's address is 10 Langley Road, Suite 403, Newton Center, MA 02159.
(3) Reflecting shares of Common Stock owned by SBH, a wholly-owned subsidiary of SOFTBANK Corp. Such entity's address is c/o SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103, Japan.
(4) Reflecting shares of Common Stock owned by SBH and indirectly by SOFTBANK Corp., which is 43.4% owned by MAC. Such entity's address is 1-4-2 Azabudai, Minato-ku, Tokyo (106-0041).
(5) Reflecting shares of Common Stock owned by SBH and indirectly by SOFTBANK Corp. and MAC, which is 99% directly and indirectly owned by Mr. Son, SOFTBANK Corp.'s President. Such person's address is c/o SOFTBANK Corp., 24-1 Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103, Japan.

  After giving effect to the Reorganization, Kingston will own      shares of
Common Stock, or less than 1% of the class of Common Stock. Concurrently with the Offering SOFTBANK Kingston Inc., an affiliate of the Company and a wholly-owned subsidiary of SBH, intends to sell a portion of the shares of Common Stock of the Company issued to Kingston pursuant to the Registration Statement of which this Prospectus forms a part. See "The Reorganization" and "Underwriters."

  As a result of its beneficial ownership of Common Stock, Softbank will be able to influence significantly matters affecting the Company and will be in a position to direct the election of all members of the Board of Directors and to control even those actions that require the approval of two-thirds or more of the voting share capital of the Company, including amendments to the Company's Certificate of Incorporation and any business combinations. See "Risk Factors--Control by Principal Stockholders and Potential Conflicts of Interest."

                      DESCRIPTION OF THE CREDIT FACILITY

  The following summary of certain material provisions of the Company's Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by, the Company's Indenture (as defined below) and Credit Facility, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law. See "Additional Information."

CREDIT FACILITY

  The Company has obtained a commitment letter from The Bank of New York, Morgan Stanley Senior Funding, DLJ Capital Funding and The Chase Manhattan Bank to provide a $1.35 billion Credit Facility. In connection with the Reorganization, the Company will enter into the Credit Facility and borrow $1.25 billion thereunder. The Credit Facility will consist of a seven year $700 million reducing revolving credit facility (with $600 million drawn at consummation of the Offerings) and a seven year $650 million term loan. The revolving credit commitments will be reduced and the term loan will be amortized beginning in September 2000, by (x) 10% in 2000, in two equal quarterly installments, (y) 20% in each of 2001, 2002, 2003 and 2004 in four equal quarterly installments and (z) 10% at final maturity in March, 2005. The Credit Facility will be secured, in part, by a first priority security interest in capital stock of certain subsidiaries of the Company and will be guaranteed by all domestic subsidiaries of the Company (in each case, including ZDI and ZDCF).

  Amounts available under the Credit Facility will be available for loans, Letters of Credit, and swing-line loans, subject to a certain maximum level of borrowing. The Credit Facility will also provide the Company with the ability to increase the revolving credit portion by $300 million to $1 billion at any time prior to June, 2000 if the banks agree to increase their commitments.

  Loans under both the revolving credit and term loan portions of the Credit Facility will bear interest at either LIBOR plus an applicable margin or the Alternate Base Rate plus an applicable margin. The applicable margin will be based on a pricing grid to be determined by the Company's ratio of debt to EBITDA. The Company will also pay a commitment fee on the unused portion of the revolving credit.

  The Credit Facility will contain certain customary affirmative and negative covenants, including covenants (subject to certain exceptions) with respect to, among other things, the delivery of financial statements and other information, limitations on dispositions of assets, changes of business and ownership, mergers or acquisitions, restricted payments, indebtedness, loans and investments, and transactions with affiliates, negative pledge of assets, maintenance of adequate and customary insurance coverage, compliance with all applicable laws and regulations, and restriction on modifications of certain agreements, charter documents or other material documents without the consent of the lenders. The Credit Facility will also contain certain financial covenants.

  The failure to satisfy any of the covenants would constitute an Event of Default under the Credit Facility. The Credit Facility will also include other customary events of default, including, without limitation, nonpayment, misrepresentation in a material respect, cross-default to other indebtedness, bankruptcy, ERISA, judgments and change of control.

  The Credit Facility is subject to certain terms and conditions, including without limitation negotiation, execution and delivery of definitive financing agreements, in each case containing terms and conditions, representations and warranties, covenants, indemnifications, events of default and conditions to lending.

                             DESCRIPTION OF NOTES

  The Notes are to be issued under an Indenture, dated as of the Issue Date (the "Indenture"), between the Company and The Bank of New York, as Trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summary of certain material provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture and the Notes, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Whenever particular Sections or defined terms of the Indenture not otherwise defined herein are referred to, such Sections or defined terms are incorporated herein by reference. For purposes of this Section, references to the Company mean Ziff Davis Inc. (formerly ZD Inc.), excluding its subsidiaries. For definitions of certain capitalized terms used herein, see "--Certain Definitions."

GENERAL

  The Notes will be unsecured senior subordinated obligations of the Company,
limited to $250 million aggregate principal amount, and will mature on      ,
2008. The Notes will bear interest at the rate per annum shown on the cover page of this Prospectus from the Issue Date or from the most recent Interest Payment Date to which interest has been paid or provided for, payable
semiannually (to Holders of record at the close of business on the       or
      immediately preceding the Interest Payment Date) on the       and
of each year, commencing      , 1998.

  Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the Trustee at 101 Barclay Street, New York, New York 10286); provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Security Register.

  The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

SINKING FUND

  There will be no sinking fund payments for the Notes.

OPTIONAL REDEMPTION

  Except as set forth in the following paragraph, the Notes will not be
redeemable at the option of the Company prior to      , 2003. Thereafter, the
Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the redemption date), if
redeemed during the 12-month period commencing      , of the years set forth
below:

        YEAR                                                          PERCENTAGE
        ----                                                          ----------
        2003.........................................................         %
        2004.........................................................
        2005.........................................................
        2006 and thereafter..........................................   100.00%
                                                                        ------

  In addition, at any time and from time to time prior to      , 2001, the
Company may redeem in the aggregate up to 35% of the original principal amount of the Notes with the proceeds of one or more Public Equity Offerings commenced after the Issue Date, at a redemption price (expressed as a
percentage of principal amount) of   % plus accrued interest to the redemption
date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the redemption date); provided that at least $150 million aggregate principal amount of the Notes must remain outstanding after each such redemption; and provided further that any such redemption shall occur within 60 days of the date of the closing of such Public Equity Offering.

  In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee, on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING AND SUBORDINATION

  The Notes will be senior subordinated Indebtedness of the Company. The payment of the Senior Subordinated Obligations will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness. After giving pro forma effect to the Reorganization, as of December 31, 1997, the Company would have had approximately $1.34 billion of Indebtedness (other than the Notes), all of which would have been Senior Indebtedness. See "Capitalization." In addition, all existing and future liabilities (including Trade Payables) of the Subsidiaries of the Company will be effectively senior to the Notes. After giving pro forma effect to the Reorganization, as of December 31, 1997, the Company's Subsidiaries would have had approximately $497.4 million of liabilities (excluding Indebtedness owed to the Company). See "Risk Factors--Subordination of the Notes; Dependence on Subsidiaries."

  Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness (including any interest accruing on or after, or which would accrue but for, an event of bankruptcy, whether or not such interest is an allowed claim enforceable against the debtor under the United States Bankruptcy Code) shall first be paid in full, in cash or cash equivalents, before the Holders of the Notes or the Trustee on behalf of the Holders of the Notes shall be entitled to receive any payment by the Company on account of Senior Subordinated Obligations or any payment to acquire any of the Notes for cash, property or securities, or any distribution with respect to the Notes of any cash, property or securities. Before any payment may be made by, or on behalf of, the Company on any Senior Subordinated Obligations, upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Notes or the Trustee on behalf of the Holders of the Notes would be entitled, but for the subordination provisions of the Indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person making such payment or distribution or by the Holders of the Notes or the Trustee if received by them or it, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to any trustee or trustees under any indenture pursuant to which any such Senior Indebtedness may have been issued, as their respective interests appear, to the extent necessary to pay all such Senior Indebtedness in full, in cash or cash equivalents after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness. However, notwithstanding the foregoing, Holders of Notes may receive securities so long as (i) the Notes are not treated in any case or proceeding or other event described above as part of the same class of claims as the Senior Indebtedness or any class of claims on a parity with or senior to the Senior Indebtedness for any payment or distribution, (ii) such securities are subordinated at least to the same extent as the Notes to Senior Indebtedness of the Company and any securities issued in exchange for such Senior Indebtedness and (iii) such securities are authorized by an order or decree of a court of competent jurisdiction in a reorganization proceeding under any applicable bankruptcy, insolvency or similar law which gives effect to the subordination of the Notes to Senior Indebtedness in a manner and with an effect which would be required if this sentence were not included in this paragraph.

  No direct or indirect payment by or on behalf of the Company of Senior Subordinated Obligations, whether pursuant to the terms of the Notes or upon acceleration or otherwise, shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations under or with respect to any Senior Indebtedness of the Company and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Senior Indebtedness. In addition, during the continuance of any other event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated, upon receipt by the Trustee of written notice from the trustee or other representative for the holders of such Designated Senior Indebtedness (or the holders of at least a majority in principal amount of such Designated Senior Indebtedness then outstanding), no payment of Senior Subordinated Obligations may be made by or on behalf of the Company upon or in respect of the Notes for a period (a "Payment Blockage Period") commencing on the date of receipt of such notice and ending 179 days thereafter (unless, in each case, such Payment Blockage Period shall be terminated (i) by written notice to the Trustee from such trustee of, or other representatives for, such holders or
(ii) by such event of default having been cured or waived or otherwise ceasing to exist or (iii) by payment in full in cash or cash equivalents of such Designated Senior Indebtedness). Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days. Notwithstanding anything in the Indenture to the contrary, there must be 180 consecutive days in any 360-day period in which no Payment Blockage Period is in effect. No event of default that existed or was continuing (it being acknowledged that any subsequent action that would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose) on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or shall be made, the basis for the commencement of a second Payment Blockage Period by the representative for, or the holders of, such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

  To the extent any payment of Senior Indebtedness (whether by or on behalf of the Company, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Senior Indebtedness or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent the obligation to repay any Senior Indebtedness is declared to be fraudulent, invalid, or otherwise set aside under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then the obligation so declared fraudulent, invalid or otherwise set aside (and all other amounts that would come due with respect thereto had such obligation not been so affected) shall be deemed to be reinstated and outstanding as Senior Indebtedness for all purposes hereof as if such declaration, invalidity or setting aside had not occurred.

  If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision referred to above, such failure would constitute an Event of Default under the Indenture and would enable the Holders to accelerate the maturity thereof. See "--Events of Default."

  By reason of the subordination provisions described above, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Holders of the Notes.

  The subordination provisions described above will cease to be applicable to the Notes upon any defeasance of the Notes described under "--Defeasance."

CERTAIN COVENANTS


  The Indenture contains covenants including, among others, the following:

 Limitation on Indebtedness

  The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided that the Company may Incur Indebtedness or Acquired Indebtedness and any Restricted Subsidiary may Incur Acquired Indebtedness, if, on the date of such Incurrence, after giving pro forma effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be less than or equal to 7.0 to 1, for Indebtedness Incurred on or prior to March 31, 1999, or 6.0 to 1, for Indebtedness Incurred thereafter.

  Notwithstanding the foregoing, the Company and, to the extent provided below, any Restricted Subsidiary may Incur the following (each, "Permitted Indebtedness"):

    (i) Indebtedness of the Company Incurred under the Credit Agreement, or Guarantees thereof pursuant to the Credit Agreement, in an aggregate principal amount at any time outstanding not to exceed $1.65 billion less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below;

    (ii) Indebtedness of the Company or any Restricted Subsidiary to the Company or any Wholly Owned Restricted Subsidiary as long as such Indebtedness continues to be owed to the Company or any Wholly Owned Restricted Subsidiary;

    (iii) Indebtedness of the Company pursuant to the Notes and Indebtedness of any Guarantor pursuant to a Subsidiary Guarantee of the Notes;

    (iv) Indebtedness consisting of Guarantees by a Person that becomes a Restricted Subsidiary of Indebtedness Incurred by the Company to finance the acquisition of such Person, provided, that the Incurrence of the Indebtedness being Guaranteed is permitted under the Indenture;

    (v) Indebtedness consisting of Guarantees by Restricted Subsidiaries which Guarantees are permitted to be Incurred under the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant;

    (vi) Indebtedness of the Company or any Restricted Subsidiary ("Permitted Refinancing Indebtedness") issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness of the Company pursuant to the Credit Agreement), in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (vi) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced pursuant to this clause
  (vi) by means of any Indebtedness of any Restricted Subsidiary;

    (vii) Indebtedness of the Company or any Restricted Subsidiary (A) in respect of bid, performance, surety or appeal bonds provided in the ordinary course of business consistent with past practice, (B) under Currency Agreements and Interest Rate Agreements (provided that such Currency Agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder) or (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

    (viii) Indebtedness of the Company or any Restricted Subsidiary under letters of credit and bankers' acceptances issued in the ordinary course of business;

    (ix) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "Defeasance";

    (x) Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than Indebtedness described in clause (i), (ii) or (iii) of this covenant);

    (xi) Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount at any time outstanding not to exceed $100 million ; and

    (xii) Indebtedness of Restricted Subsidiaries in an aggregate principal amount at any time outstanding not to exceed $200 million, provided, that, after giving pro forma effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, the Company could Incur at least $1.00 of Indebtedness under the first paragraph above.

  For purposes of determining compliance with the "Limitation on Indebtedness" covenant described in the two preceding paragraphs, (A) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the clauses of the preceding paragraph, the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses, (B) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above and (C) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP.

 Limitation on Restricted Payments

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly (such payments and other actions described in clauses
(i) through (iv) being collectively "Restricted Payments"):

    (i) declare or pay any dividend or make any distribution on its Capital Stock (other than (x) dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Redeemable Stock) or in options, warrants or other rights to acquire shares of Capital Stock (other than Redeemable Stock) or (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Wholly Owned Restricted Subsidiaries;

    (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of the Company or any Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company or any of its Wholly Owned Restricted Subsidiaries;

    (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value of any Subordinated Obligations or any intercompany debt owed to SOFTBANK Corp. or its Affiliates (other than the Company and its Restricted Subsidiaries); provided, that this clause (iii) shall not apply to the Existing Softbank Note; or

    (iv) make any Investment that is a Restricted Investment;

if, at the time of, and after giving effect to, the proposed Restricted
Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) after the Issue Date would exceed the sum of (1) the remainder of
(x) the aggregate amount of Consolidated EBITDA (or, if the Consolidated EBITDA is negative, minus 100% of such negative amount) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter during which the Issue Date occurs and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed pursuant to the "SEC Reports" covenant minus (y) the product of 1.4 multiplied by the aggregate amount of Consolidated Interest Expense accrued on a cumulative basis for the period referred to in clause (x) plus (2) the Net Proceeds received by the Company from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary, including an issuance or sale permitted by the Indenture of Indebtedness of the Company subsequent to the Issue Date upon the conversion or exchange of such Indebtedness into Capital Stock (other than Redeemable Stock) of the Company, or from the issuance to any Person who is not a Subsidiary of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights to acquire Redeemable Stock) plus (3) an amount equal to the net reduction in Restricted Investments in any Person resulting from payments of dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company and any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

  The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Obligations including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Permitted Refinancing Indebtedness; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of the Company; (iv) the making of any principal payment or the repurchase, retirement, defeasance or other acquisition for value of Subordinated Obligations of the Company in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of the Company (other than Redeemable Stock); (v) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company, options on any such shares or related stock appreciation rights or similar securities held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates), upon death, disability, retirement, severance or termination of employment or pursuant to any agreement under which such shares of stock or related rights were issued; provided that the aggregate cash consideration paid for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock or related rights after the Issue Date does not exceed an aggregate amount of $10 million in any twelve month period; (vi) Investments acquired in exchange for Capital Stock (other than Redeemable Stock) of the Company; (vii) payments or distributions pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company, (viii) Investments by the Company or any of its Restricted Subsidiaries in a joint venture or joint ventures with any Person or Persons in an aggregate amount not to exceed $75 million, provided that such joint venture or joint ventures is or are engaged in a business that is similar or related, ancillary or complementary to the nature or type of the business of the Company and its Restricted Subsidiaries and joint venture companies existing on the date of such Investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and provided, further, that the Company may make up to $150 million of additional Investments under this clause (viii) in lieu of Investments permitted to be made, but not made, pursuant to clause
(ix) hereof, (ix) Investments by the Company or any of its Restricted Subsidiaries in an aggregate amount not to exceed $150 million in connection with the ZDTV Acquisition; provided, that the amount of such Investments permitted under this clause (ix) shall be reduced by the amount of Investments in excess of $75 million made pursuant to clause (viii) hereof; or (x) any other Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (x) since the Issue Date, does not exceed $25 million; provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein. The amount of any Restricted Payments permitted pursuant to clauses (viii), (ix) or (x) above shall be determined after giving effect to the net reduction in the amount of any Investment made pursuant to such clause (viii), (ix) or (x), respectively, to the extent contemplated by clause (3) of the first paragraph above of this "Limitation on Restricted Payments" covenant.

  Each Restricted Payment permitted pursuant to the preceding paragraph (excluding Restricted Payments referred to in clauses (ii), (vi), (viii) and
(ix)) and the Net Proceeds from any issuance of Capital Stock referred to in clauses (iii), (iv) and (vi) shall (without duplication) be included in calculating whether the conditions of clause (C) of the second preceding paragraph have been met with respect to any subsequent Restricted Payments.

 Limitation on Senior Subordinated Indebtedness

  The Company shall not Incur any Indebtedness that is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is pari passu with, or subordinated in right of payment to, the Notes; provided that the foregoing limitation shall not apply to distinctions between categories of Senior Indebtedness of the Company that exist by reason of any Liens or Guarantees arising or created in respect of some but not all such Senior Indebtedness.

 Limitation on Liens

  The Company shall not Incur any Indebtedness secured by a Lien ("Secured Indebtedness") which is not Senior Indebtedness (or Indebtedness that would constitute Senior Indebtedness except that it is without recourse to the Company) unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with (or, if the Secured Indebtedness is subordinated in right of payment to the Notes, prior to) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

 Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

  The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness or other obligations owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

  The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Issue Date in the Credit Agreement, the Indenture or any other agreements in effect on the Issue Date, and any extensions, amendments, refinancings, renewals or replacements of any of the foregoing; provided that the encumbrances and restrictions in any such extensions, amendments, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, amended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary and existing at the time of such acquisition, which encumbrances or restrictions
(A) are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and (B) were not put in place in anticipation of such acquisition, and any extensions, refinancings, renewals or replacements of any of the foregoing; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (iv) in the case of clause (iv) of the preceding paragraph, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license, conveyance or contract, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness and, that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary or (vi) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by the Company) and (C) the Company determines that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes. Nothing contained in the preceding paragraph shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or permitting to exist any Lien otherwise not prohibited by the Indenture or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

 Limitation on the Issuance of Capital Stock of Restricted Subsidiaries

  The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary, (ii) issuances or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law, (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary; provided that any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant, if made on the date of such issuance or sale, (iv) to the extent such shares represent directors' qualifying shares or (v) issuances or sales of Common Stock of a Restricted Subsidiary that remains a Restricted Subsidiary after such transaction, the Net Cash Proceeds from which are applied in compliance with clause (A) or (B) of the "Limitation on Asset Sales" covenant.

 Limitation on Issuances of Guarantees by Restricted Subsidiaries

  The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company or any Restricted Subsidiary (except Indebtedness of a Restricted Subsidiary of such Restricted Subsidiary) ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to (I) any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary, (II) Guarantees permitted under clause (iv) of the second paragraph of the "Limitation on Indebtedness" covenant, (III) any Guarantee by any Restricted Subsidiary of Indebtedness Incurred under the Credit Agreement and permitted by the Indenture, (IV) any Guarantee by any Restricted Subsidiary of Indebtedness Incurred by the Company under any senior commercial term loan and/or revolving credit facility entered into principally with commercial banks and/or other financial institutions typically party to commercial loan agreements and permitted by the Indenture or (V) any Guarantee by any Restricted Subsidiary of

Indebtedness Incurred by another Restricted Subsidiary and permitted by the Indenture. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

  Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer to any Person not an Affiliate of the Company, of all of the Capital Stock of such Restricted Subsidiary directly or indirectly owned by the Company, or all or substantially all the assets of such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

 Limitation on Asset Sales

  The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless: (i) such Asset Sale is effected at not less than fair market value (as determined in good faith by the Board of Directors); and (ii) either (x) at least 75% of the consideration is received in cash, Temporary Cash Investments or the assumption of Indebtedness (other than Subordinated Obligations) or (y) the consideration therefor received by the Company or any Restricted Subsidiary is in the form of equity or debt securities of the transferee of such assets; provided, that Asset Sales pursuant to this clause (y) shall not exceed an aggregate of $25 million in any twelve month period. In the event and to the extent that the Net Cash Proceeds received by the Company or its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Issue Date in any period of 12 consecutive months exceed $20 million, the Company, shall, or shall cause one or more of its Restricted Subsidiaries to, (1) within twelve months after the date such Net Cash Proceeds exceed $20 million, (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay Senior Indebtedness of the Company or Indebtedness of any Restricted Subsidiary, as the case may be, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in the business of the Company and its Restricted Subsidiaries as of the date of application of such amounts (or in Capital Stock of a Restricted Subsidiary or a Person engaged either in the same business as the Company or any of its Restricted Subsidiaries or a business related, ancillary or complementary thereto that, as a result of such Investment, becomes a Restricted Subsidiary) and (2) apply such excess Net Cash Proceeds (to the extent not applied pursuant to clause
(1) above) as provided in the following three paragraphs. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

  If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $20 million, the Company must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes, plus, in each case, accrued interest (if any) to the date of purchase (the "Excess Proceeds Payment").

  The Company will commence an Excess Proceeds Offer by mailing a notice to the Trustee and each Holder stating: (i) that the Excess Proceeds Offer is being made pursuant to the "Limitation on Asset Sales" covenant of the Indenture and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the expiration date for such Excess Proceeds Offer (which shall be the date not less than 20 Business Days from the date such notice is mailed) (the "Excess Proceeds Offer Expiration Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the Excess Proceeds Payment, any Note accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest on and after the Excess Proceeds Payment Date (as defined below); (v) that

Holders electing to have a Note purchased pursuant to the Excess Proceeds Offer will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the

Note completed, to the paying agent at the address specified in the notice prior to the close of business on the Excess Proceeds Offer Expiration Date;
(vi) that Holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the Excess Proceeds Offer Expiration Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

  On a date no more than four Business Days after the Excess Proceeds Offer Expiration Date (the "Excess Proceeds Payment Date"), the Company will (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to the Excess Proceeds Offer; (ii) deposit with the paying agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an officers' certificate specifying the Notes or portions thereof accepted for payment by the Company. The paying agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Excess Proceeds Offer as soon as practicable after the Excess Proceeds Offer Expiration Date. For purposes of the "Limitation on Asset Sales" covenant of the Indenture, the Trustee shall act as the paying agent.

  The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that such Excess Proceeds are received by the Company under the "Limitation on Asset Sales" covenant of the Indenture and the Company is required to repurchase Notes as described above.

 Limitation on Transactions with Shareholders and Affiliates

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary (each, a "Related Party Transaction"), except upon fair and reasonable economic terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

  In addition, and without limiting the foregoing, (i) any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $5 million must first be approved by a majority of the Board of Directors of the Company who are disinterested in the subject matter of the transaction pursuant to a Board Resolution, and (ii) with respect to any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $10 million, the Company must first obtain a favorable written opinion from a nationally recognized investment banking firm or nationally recognized independent accounting or consulting firm as to the fairness from a financial point of view of such transaction to the Company or such Subsidiary, as the case may be.

  The foregoing limitation does not limit, and shall not apply to (i) any transaction between the Company and any of its Restricted Subsidiaries or between Restricted Subsidiaries, (ii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company,
(iii) any Restricted Payments not prohibited by the "Limitation on Restricted Payments " covenant or (iv) transactions pursuant to Existing Affiliate Agreements.

 Repurchase of Notes upon a Change of Control

  Upon the occurrence of a Change of Control, each Holder shall have the right to require the repurchase of its Notes by the Company in cash pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (if any) to the date of purchase (the "Change of Control Payment"). Prior to the mailing of the notice to Holders provided for in the succeeding paragraph, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all indebtedness of the Company that would prohibit the repurchase of the Notes as provided for in the succeeding paragraph or (ii) obtain any requisite consents under instruments governing any such indebtedness of the Company to permit the repurchase of the Notes as provided for in the succeeding paragraph. The Company shall first comply with the covenant in the preceding sentence before it shall be required to repurchase Notes pursuant to the "Repurchase of Notes upon a Change of Control" covenant of the Indenture.

  Within 30 days of the Change of Control, the Company shall mail a notice to the Trustee and each Holder stating: (i) that a Change of Control has occurred (and a brief description of the events resulting in such Change of Control), that the Change of Control Offer is being made pursuant to the "Repurchase of Notes upon a Change of Control" covenant of the Indenture and that all Notes validly tendered will be accepted for payment; (ii) the purchase price and the expiration date for such Change of Control Offer (which shall be the date not less than 20 Business Days from the date such notice is mailed) (the "Change of Control Offer Expiration Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the Change of Control Payment, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date (as defined below); (v) that Holders electing to have any Note or portion thereof purchased pursuant to the Change of Control Offer will be required to surrender such Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of such Note completed, to the paying agent at the address specified in the notice prior to the close of business on the Change of Control Offer Expiration Date; (vi) that Holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the Change of Control Offer Expiration Date, a facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

  On a date no more than four business days after the Change of Control Offer Expiration Date (the "Change of Control Payment Date"), the Company will: (i) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer; (ii) deposit with the paying agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee, all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The paying agent shall promptly mail, to the Holders of Notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Offer Expiration Date. For purposes of the "Repurchase of Notes upon a Change of Control" covenant of the Indenture, the Trustee shall act as paying agent.

  The Company will not be required to make a Change of Control Offer if a third party makes an offer to purchase Notes in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to the Change of Control Offer to be made by the Company and purchases all Notes validly tendered and not withdrawn under such offer to purchase.

  The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that a Change of

Control occurs and the Company is required to repurchase the Notes under the "Repurchase of Notes upon a Change of Control" covenant of the Indenture.

  If the Company is unable to repay all of its indebtedness that would prohibit repurchase of the Notes or is unable to obtain the consents of the holders of indebtedness, if any, of the Company outstanding at the time of a Change of Control whose consent would be so required to permit the repurchase of Notes, then the Company will have breached the "Repurchase of Notes upon a Change of Control" covenant of the Indenture. This breach will constitute an Event of Default under the Indenture if it continues for a period of 60 consecutive days after written notice is given to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes outstanding. In addition, the failure by the Company to repurchase Notes at the conclusion of the Change of Control Offer will constitute an Event of Default without any waiting period or notice requirements.

  There can be no assurances that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the "Repurchase of Notes upon a Change of Control" covenant of the Indenture (as well as may be contained in other securities of the Company that might be outstanding at the time). The "Repurchase of Notes upon a Change of Control" covenant of the Indenture will, unless the consents referred to above are obtained, require the Company to repay all indebtedness then outstanding that by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase. The Credit Facility will prohibit the Company from purchasing the Notes except in certain limited circumstances beginning in the year 2000 depending upon the Company's amount of leverage.

LIMITATION OF APPLICABILITY OF CERTAIN COVENANTS IF NOTES RATED INVESTMENT
GRADE

  Notwithstanding the foregoing, the Company's and its Restricted Subsidiaries' obligations to comply with the provisions of the Indenture described above under the captions "--Certain Covenants--Limitation on Indebtedness", "--Limitation on Restricted Payments", "--Limitation on Senior Subordinated Indebtedness," "--Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries", "--Limitation on the Issuance of Capital Stock of Restricted Subsidiaries", "--Limitation on Asset Sales" and "--Limitation on Transactions with Shareholders and Affiliates" will terminate if and when the Notes are Investment Grade Rated.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person nor permit any Person to merge with or into the Company unless:

    (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture;

    (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

    (iii) immediately after giving effect to such transaction on a pro forma basis, but not including the effect of any purchase accounting adjustments, the Company, or any Person becoming the successor obligor of the Notes shall have a Consolidated Net Worth at least equal to the Consolidated Net Worth of the Company immediately prior to such transactions, provided that this clause (iii) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth;

  provided that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person or the Company) shall be issued or distributed to the stockholders of the Company;

    (iv) immediately after giving effect to such transaction on a pro forma basis, the Company, or any Person becoming the successor obligor of the Notes could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant provided that this clause (iv) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth;
  provided that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person or the Company) shall be issued or distributed to the stockholders of the Company; and

    (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv) above) and opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

SEC REPORTS

  The Indenture provides that whether or not the Company is then required to file with the Commission information, documents or reports pursuant to Section 13 or Section 15(d) of the Exchange Act, the Company will file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which would be required pursuant to such sections if the Company were subject thereto.

EVENTS OF DEFAULT

  The following events will be defined as "Events of Default" in the
Indenture: (a) default in the payment of principal of, or premium, if any, on any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; whether or not such payment is prohibited by the provisions described above under "--Ranking and Subordination"; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; whether or not such payment is prohibited by the provisions described above under "--Ranking and Subordination"; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to purchase Notes tendered in a Change of Control Offer or Excess Proceeds Offer in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant; (d) the Company or any Guarantor defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any of its Significant Subsidiaries having an outstanding principal amount of $25 million individually or $50 million in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 60 days of such acceleration and/or (ii) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 60 days of such payment default; (f) any final judgment or order for the payment of money in excess of $25 million in the aggregate for all such final judgments or orders against all such Persons shall be rendered against the Company and/or any of its Significant Subsidiaries and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged or bonded against all such Persons to exceed $25 million (in excess of amounts which the Company's insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any of its Significant Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any of its Significant Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Significant Subsidiaries or (C) the winding up or liquidation of the affairs of the Company or any of its Significant Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (h) the Company or any of its Significant Subsidiaries
(A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any of its Significant Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Significant Subsidiaries or (C) effects any general assignment for the benefit of creditors.

  If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders (the "Acceleration Notice")), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable; provided, however, that if there are any amounts outstanding under the Credit Agreement, such declaration shall not become effective until the earlier of (i) an acceleration of the Indebtedness under the Credit Agreement and (ii) 5 Business Days after receipt by the Company and the Bank Agent of such Acceleration Notice. In the event of a declaration of acceleration because an Event of Default set forth in clause (f) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "--Modification and Waiver."

  The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

(iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of at least a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

  The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that they have conducted or supervised a review of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that, to the best of such officer's knowledge, based upon such review, the Company has fulfilled all obligations thereunder or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company, the Guarantors and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) reduce any amount payable on redemption of the Notes or upon the occurrence of an Event of Default or reduce the Change of Control Payment or the Excess Proceeds Offer Payment, (iv) change the place or currency of payment of principal of, premium, if any, or interest on, any Note, (v) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note,
(vi) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vii) waive a default in the payment of principal of, premium, if any, or interest on the Notes, (viii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (ix) modify or change any provision of the Indenture affecting the ranking of the Notes or the Subsidiary Guarantee in a manner adverse to the holders of the Notes or (x) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture other than in accordance with the provisions of the Indenture, or amend or modify any provision relating to such release.

  Neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise to any Holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

DEFEASANCE

  Defeasance and Discharge. The Indenture will provide that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes (and any Guarantor will be discharged from any and all obligations in respect of its Subsidiary Guarantee) on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes and the Subsidiary Guarantees (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an opinion of counsel to the effect that Holders will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable Federal income tax law after the date of the Indenture such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,
(C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound, and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an opinion of counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

  Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (iii), (iv) and (v) under "--Consolidation, Merger and Sale of Assets" and all the covenants described under "--Certain Covenants," and clauses (c) and (d) under "--Events of Default" with respect to such covenants shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an opinion of counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

  Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

NO PERSONAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

  The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

  The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

  The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if its acquires any conflicting interest, it must eliminate such conflict or resign.

GOVERNING LAW

  The contractual rights and obligations of the Company and any Guarantor and the rights of the holders of the Notes arising out of or in connection with the Notes, including the obligation of the Company and any Guarantor to pay all principal, interest and any other amounts payable under the Indenture and the Notes, will be governed by, and shall be construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws provisions thereof.

BOOK-ENTRY; DELIVERY AND FORM

  The Notes will be represented by one or more permanent global Notes in definitive, fully registered form without interest coupons ("Global Notes") and will be deposited with the Trustee as custodian for, and registered in the name of, a nominee of DTC. Except in the limited circumstances described below, owners of beneficial interests in a Global Note will not be entitled to receive physical delivery of Certificated Notes (as defined below).

  Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

  Investors also may hold their interests in a Note directly through Cedel Bank, societe anonyme ("Cedel") or Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear system ("Euroclear"), if they are participants in such systems, or indirectly through organizations that are participants in such system. Cedel and Euroclear will hold interests in the Notes on behalf of their participants through DTC.

  So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Cedel.

  Payments of the principal of, premium, if any, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any paying agent under the Indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

  The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

  The Company understands that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

  Although DTC, Euroclear and Cedel are expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Interests in the Global Notes will be exchanged for Certificated Notes if
(i) DTC notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes, or DTC ceases to be a "Clearing Agency" registered under the Exchange Act, and a successor depositary is not appointed by the Company within 90 days, or (ii) an Event of Default has occurred and is continuing with respect to the Notes and DTC requests that Certificated Notes be issued. Upon the occurrence of any of the events described in the preceding sentence, the Company will cause the appropriate Certificated Notes to be delivered.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person merged or consolidated with or into or became a Restricted Subsidiary or assumed in connection with a Business Acquisition by the Company or a Restricted Subsidiary and not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such Business Acquisition, provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Business Acquisition shall not be Acquired Indebtedness.

  "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income (but not loss) of any Person that is not a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions that are actually paid in cash to the Company or any of its Restricted Subsidiaries by such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described above (and in such case, except to the extent includable pursuant to clause (i) above), the net income of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income (or loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not permitted at such time of determination by its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any net gains or losses (on an after-tax basis) attributable to asset sales and (v) any net after-tax extraordinary gains or extraordinary losses.

  "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

  "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that "Asset Sale" shall not include
(a) sales or other dispositions of inventory, receivables and other current assets, (b) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant or (c) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of (as determined in good faith by the Board of Directors), in the case of this clause (c), to the extent that the consideration received consists of property or assets that are to be used in the business of the Company and its Restricted Subsidiaries.

  "Average Life" means, at any date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of
(a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such Indebtedness and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

  "Bank Agent" shall mean The Bank of New York, or its successor as administrative agent for the lenders under the Credit Agreement.

  "Board of Directors" means, with respect to any Person, the Board of Directors of such Person, or any authorized committee of the Board of Directors of such Person.

  "Business Acquisition" means (i) an Investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of the assets of such Person or of any division or line of business of such Person.

  "Business Disposition" means any sale, transfer or other disposition (including by way of merger or consolidation) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of
(i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets of any Restricted Subsidiary or of any division or line of business of the Company or any of its Restricted Subsidiaries.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's capital stock or other ownership interests, whether now outstanding or issued after the date of the Indenture, including, without limitation, all common stock and Preferred Stock.

  "Capitalized Lease" means, with respect to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligation" means the rental obligations, as aforesaid, under such lease.

  "Certificated Notes" means Notes issued in the form of permanent certificated securities in registered form in substantially the form set forth in the Indenture.

  "Change of Control" means such time as (i) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) other than the Existing Stockholders becomes the ultimate "beneficial owner" (as such term is used in Rule 13d-3 promulgated pursuant to the Exchange Act), directly or indirectly, of more than 50% of the aggregate voting power of the Voting Stock of the Company on a fully diluted basis; or (ii) individuals who on the Issue Date constitute the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a majority of the directors then in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

  "Commission" means the Securities and Exchange Commission.

  "Common Stock" means, with respect to any Person, any and all shares of such Person's Capital Stock (excluding Preferred Stock of such Person), including, without limitation, all series and classes of such common stock.

  "Consolidated EBITDA" means, for any period, the sum of Adjusted Consolidated Net Income, plus (without duplication) the following to the extent deducted in calculating Adjusted Consolidated Net Income: (i) Consolidated Interest Expense; (ii) income taxes (other than income taxes (either positive or negative) attributable to asset sales and extraordinary gains or extraordinary losses); (iii) depreciation expense; (iv) amortization expense; (v) all other non-cash items reducing Adjusted Consolidated Net Income (other than items which will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made) less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP and (vi) the interest component of all payments associated with Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent Adjusted Consolidated Net Income is not otherwise reduced in accordance with
GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding common stock of such Subsidiary not owned on the last day of such period by the Company or any Restricted Subsidiary divided by (2) the total number of shares of outstanding common stock of such Subsidiary on the last day of such period.

  "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness of the Company and its Restricted Subsidiaries (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and interest in respect of Indebtedness that is Guaranteed by the Company or any of its Restricted Subsidiaries or is secured by a Lien on the assets of the Company or any of its Restricted Subsidiaries), plus (without duplication) the product of (i) the aggregate amount for such period of dividends on any Redeemable Stock of the Company and its Restricted Subsidiaries and (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, local and foreign statutory tax rate, expressed as a decimal; excluding, however, (i) any amount of such interest or dividends of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes and the consummation of the Credit Agreement, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

  "Consolidated Leverage Ratio" means, on any Transaction Date, the ratio of
(i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis outstanding at such Transaction Date to
(ii) the aggregate amount of Consolidated EBITDA for the four most recent fiscal quarters immediately prior to such Transaction Date for which financial statements of the Company have been filed with the Commission pursuant to "SEC Reports" above (the "Reference Period"). In making the foregoing calculation,
(A) pro forma effect shall be given to (x) any Indebtedness (other than Indebtedness referred to in clause (E) hereof) Incurred from the beginning of the Reference Period through the Transaction Date, to the extent such Indebtedness is outstanding on the Transaction Date and (y) the repayment of any Indebtedness (other than Indebtedness referred to in clause (E) hereof) that was outstanding during or after such Reference Period but that is not outstanding or is to be repaid on the Transaction Date; (B) pro forma effect shall be given to Business Dispositions and Business Acquisitions (including giving pro forma effect to the application of proceeds of any Business Disposition) that occur during such Reference Period or thereafter and on or prior to the Transaction Date as if they had occurred and such proceeds had been applied on the first day of such Reference Period; (C) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period or subsequent to such period and prior to the Transaction Date and that would have constituted Business Dispositions or Business Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such Business Dispositions or Business Acquisitions were Business Dispositions or Business Acquisitions that occurred on the first day of such Reference Period, (D) until such time as the Reference Period includes four fiscal quarters subsequent to the Issue Date, pro forma effect shall be given to the Reorganization and (E) the aggregate amount of Indebtedness outstanding at such Transaction Date will be deemed to include the average amount of funds outstanding during such Reference Period under any revolving credit or similar facilities of the Company or its Restricted Subsidiaries; provided that to the extent that clause (B) or (C) of this sentence requires that pro forma effect be given to a Business Acquisition or Business Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available.

  "Consolidated Net Worth" of any Person means, at any date of determination, stockholder's equity of such Person, less (i) any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, (ii) the cost of treasury stock and (iii) the principal amount of any promissory notes receivable from the sale of the Capital Stock of such Person (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No.
52).

  "Credit Agreement" means the credit agreement to be entered into between the Company and Morgan Stanley Senior Funding, The Bank of New York, The Chase Manhattan Bank and DLJ Capital Funding, as agents for a group of financial institutions, as lenders, on or prior to the Issue Date, together with any agreements, instruments and documents executed or delivered pursuant to or in connection with such Credit Agreement (including, without limitation, any Guarantee or security documents), in each case as such Credit Agreement or such agreements, instruments or documents may be amended, supplemented, refinanced, refunded, replaced or otherwise modified from time to time and whether by the same or any other agent, lender or group of lenders.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement entered into by the Company or any Restricted Subsidiary for the purpose of protecting such Person against fluctuations in currency rates.

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

  "Designated Senior Indebtedness" means the Indebtedness under the Credit Agreement and any other Indebtedness constituting Senior Indebtedness that, at the date of determination, has an aggregate principal amount outstanding of at least $75 million and that is specifically designated by the Issuer, in the instrument creating or evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Existing Affiliate Agreements" means the agreements between the Company or any Subsidiary of the Company, on the one hand, and SOFTBANK Corp. or any of its Affiliates (other than the Company and its Subsidiaries), on the other hand, that are filed as exhibits to the Company's Registration Statement on Form S-1 (File No. 333-46493), and, in each case, any renewal, extension or amendment thereof that is on terms no less favorable to the Holders than the terms in effect on the Issue Date.

  "Existing Softbank Note" means the 9.9% promissory note due on February 28, 2009 payable to SOFTBANK Corp. by ZD COMDEX and Forums Inc. as in effect on the Issue Date.

  "Existing Stockholders" means SOFTBANK Corp. and its Affiliates.

  "GAAP" means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

  "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

  "Guaranteed Indebtedness" has the meaning assigned under the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant.

  "Guarantor" means any Restricted Subsidiary which issues a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant; provided that any Guarantor that becomes an Unrestricted Subsidiary in compliance with the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants shall not be a "Guarantor" after becoming an Unrestricted Subsidiary.

  "Holders" means a person in whose name a Note is registered.

  "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (i) the Indebtedness of a Person existing at the time such Person became a Subsidiary or a Restricted Subsidiary, as the case may be, shall be deemed to have been Incurred at such time by such Subsidiary or Restricted Subsidiary, as the case may be, and (ii) that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

  "Indebtedness" means, with respect to any Person at any date of determination (without duplication), whether or not Incurred at the date of the Indenture (i) all indebtedness of such Person for borrowed money; (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (but excluding Trade Payables or accrued liabilities arising in the ordinary course of business); (v) all Capitalized Lease Obligations of such Person; (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination (as determined in good faith by the Board of Directors), and (B) the amount of such Indebtedness; (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; (viii) all Redeemable Stock issued by such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price; and (ix) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, (B) that Indebtedness shall not include any liability for federal, state, local or other taxes and (C) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest.

  "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement incurred by the Company or any Restricted Subsidiary for the purpose of fixing or hedging such Person's exposure to fluctuations in interest rates.

  "Investment" means any direct or indirect advance, loan or other extension of credit (other than advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the lender) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by such Person, including, without limitation, pursuant to an Asset Sale, and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance of Capital Stock of Restricted Subsidiaries" covenant provided, that

"Investment" shall not include (i) Interest Rate Agreements and Currency Agreements, (ii) loans and advances to employees made in the ordinary course of business, (iii) prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar documents and (iv) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described above, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) any property transferred to or from any Person shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

  "Investment Grade Rated" means having a rating of BBB, A, AA or AAA, as modified by any plus or minus indication, or an equivalent successor rating, by S&P or any of its successors or assigns and a rating of Baa, A, Aa or Aaa, as modified by any numerical indication, or an equivalent successor rating, by Moody's or any of its successors or assigns.

  "Issue Date" means the date and time at which the Notes are originally issued under the Indenture.

  "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, any option or other agreement to sell, or any filing of or any agreement to give any security interest).

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received or to be received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale; (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole; (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP.

  "Net Proceeds" means, with respect to any issuance or sale of Capital Stock, the aggregate net proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary of the Company), and the fair market value of non-cash proceeds constituting Capital Stock of a corporation engaged in the business of the Company and its Restricted Subsidiaries or similar or related, ancillary or complementary businesses (the fair market value of which shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution), in each case net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency, instrumentality or political subdivision thereof.

  "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether now outstanding or hereafter issued, including, without limitation, all series and classes of such preferred or preference stock.

  "Public Equity Offering" means an underwritten primary public offering of common stock of the Company pursuant to an effective Registration Statement under the Securities Act.

  "Redeemable Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described above. Notwithstanding the foregoing, Capital Stock shall not be deemed to be Redeemable Stock if it may only be so redeemed solely in consideration of Capital Stock that is not Redeemable Stock.

  "Reorganization" means that series of transactions which shall be consummated on the Issue Date pursuant to which (i) all of the stock of Ziff-Davis Inc. and ZD COMDEX and Forums Inc. will be contributed to the Company in exchange for 74,200,000 shares of the Company's Common Stock, (ii) certain obligations owed to Softbank Corporation will be converted to equity, (iii) the Company shall issue and sell in an initial public offering 25,800,000 shares of its Common Stock and the Notes, (iv) the Company shall enter into the Credit Agreement and borrow $1.25 billion thereunder and (v) the Company shall apply the proceeds of the sale of its Common Stock and the Notes referred to in clause (iii) and the borrowings under the Credit Agreement referred to in clause (iv) to purchase from MAC Inc. certain operations and assets relating to certain publications and trade shows and to repay certain indebtedness owed to Softbank Corporation and its Affiliates, which transactions shall be deemed to take place simultaneously on the Issue Date, all as further described in the Company's Registration Statement on Form S-1 (File No. 333-46493).

  "Restricted Investment" means any Investment by the Company or any Restricted Subsidiary in any Person other than (i) an Investment in the Company or a Restricted Subsidiary or in any Person that, as a result of such Investment, becomes a Restricted Subsidiary or will be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment, (ii) Temporary Cash Investments and (iii) any non-cash consideration received in connection with an Asset Sale that was made in compliance with the "Limitation on Asset Sales" covenant.

  "Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary.

  "Senior Indebtedness" means the following obligations of the Company, whether outstanding on the Issue Date or thereafter Incurred: (i) all Indebtedness and all other monetary obligations (including expenses, fees and other monetary obligations) of the Company under the Credit Agreement and (ii) all other Indebtedness of the Company (other than the Notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is pari passu with, or subordinated in right of payment to, the Notes; provided that the term "Senior Indebtedness" shall not include (a) any Indebtedness of the Company that, when Incurred, was without recourse to the Company, (b) any Indebtedness of the Company to a Subsidiary of the Company, or to a joint venture in which the Company has an interest, (c) any Indebtedness of the Company, to the extent not permitted by the "Limitation on Indebtedness" covenant (but as to any such Indebtedness under the Credit Agreement, no such violation shall be deemed to exist for purposes of this clause (c) if the Bank Agent shall have received a representation from an Officer of the Company to the effect that the issuance of such Indebtedness does not violate such covenant), (d) any Indebtedness to any employee of the Company or any of its Subsidiaries, (e) any liability for taxes owed or owing by the Company, (f) any Trade Payables or (g) any Capital Stock. Senior Indebtedness will also include interest accruing on or after, or which would accrue but for, events of bankruptcy of the Company and its Subsidiaries at the rate provided for in the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under bankruptcy law.

  "Senior Subordinated Obligations" means any principal of, premium, if any, or interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

  "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X promulgated under the Securities Act of 1933, as amended, as such Regulation is in effect on the date hereof.

  "S&P" means Standard & Poor's Ratings Service and its successors.

  "Stated Maturity" means (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

  "Subordinated Obligations" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinated or junior in right of payment to the Notes.

  "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof). Unless otherwise specified, "Subsidiary" means a Subsidiary of the Company.

  "Subsidiary Guarantee" has the meaning assigned under the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant.

  "Temporary Cash Investment" means any of the following: (i) U.S. Government Obligations, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P or any money market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above,
(iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United

States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P and
(vi) money market funds which invest substantially all of their assets in securities described in the preceding clauses (i) through (v).

  "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

  "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

  "U.S. Government Obligations" means securities issued or directly and fully guaranteed or insured by the United States of America or any agent or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof).

  "Unrestricted Subsidiary" means (i) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation, (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described above, and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described above. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation
(x) the Company could Incur $1.00 of additional Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant below and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

  "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

  "Wholly Owned" means, with respect to any Subsidiary of any Person, such Subsidiary if all of the outstanding Capital Stock or other similar equity ownership interests (but not including Preferred Stock) in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned directly or indirectly by such Person.

  "ZDTV Acquisition" means the acquisition of an interest in ZDTV LLC and/or ZD Television Productions, Inc. held by MAC Holdings America, Inc. (whether such acquisition is consummated by the Company directly or indirectly, by acquisition of assets, stock or joint venture interests, or otherwise) pursuant to the License and Services Agreement among Ziff-Davis Inc., ZDTV LLC, ZD Television Productions, Inc., MAC Holdings America, Inc. and MAC Inc. dated as of July 28, 1997, and any renewal, amendment or extension thereof.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (collectively, the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, the aggregate principal amount of Notes set forth opposite the names of such Underwriters below:

                                                                    PRINCIPAL
                              NAME                               AMOUNT OF NOTES
                              ----                               ---------------
Underwriters:
  Morgan Stanley & Co. Incorporated............................   $
  BNY Capital Markets, Inc.....................................
  Donaldson, Lufkin & Jenrette Securities Corporation..........
  Merrill Lynch, Pierce, Fenner & Smith
       Incorporated............................................
                                                                  ------------
    Total......................................................   $250,000,000
                                                                  ============

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for the entire aggregate principal amount of Notes offered hereby if any are taken.

  The Underwriters propose to offer part of the Notes offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in
excess of $    of the principal amount of the Notes. Any Underwriter may
allow, and such dealers may reallow, a concession not in excess of $      of
the principal amount of the Notes to other Underwriters or to certain other dealers. After the Offering, the offering price and other selling terms may from time to time be varied by the Underwriters.

  In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Notes in the Offering if the syndicate repurchases previously distributed the Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  Certain of the Underwriters from time to time perform various investment banking services for the Company and Softbank, for which such Underwriters receive compensation. Morgan Stanley & Co. Incorporated ("Morgan Stanley"), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") are also acting as underwriters in connection with the Common Stock Offering and will receive customary discounts and commissions in connection therewith. Morgan Stanley Senior Funding, an affiliate of Morgan Stanley, The Bank of New York, an affiliate of BNY Capital Markets, Inc., and DLJ Capital Funding, an affiliate of DLJ, are each acting as an agent and a lender under the Credit Facility and will receive fees pursuant to the Credit Facility customary to performing such services. In addition, Morgan Stanley Senior Funding and The Bank of New York are currently lenders to SBH under a $450 million revolving credit facility and will receive fees pursuant to such financing arrangement customary to performing such services. The

Bank of New York is the Trustee under the Indenture and has been appointed by the Company as registrar and paying agent with respect to the Notes and transfer agent and registrar with respect to the Common Stock.

  The Notes are a new issue of securities with no established trading market. The Underwriters have advised the Company that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Sullivan & Cromwell, New York, New York, U.S. counsel to the Company. Stephen A. Grant, a partner of Sullivan & Cromwell, owns 5,350 shares of common stock of SOFTBANK Corp., which are held in a retirement account. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

  The Balance Sheet of ZD Inc. as of March 27, 1998 and the Combined Financial Statements of Ziff-Davis Inc. and ZD COMDEX and Forums Inc. as of December 31, 1996 and 1997 and for the three years in the period ended December 31, 1997 and the Consolidated Financial Statements of Ziff-Davis Inc. at December 31, 1995 and February 28, 1996 and for the year ended December 31, 1995 and for the period from January 1, 1996 to February 28, 1996, included in this Prospectus have been so included in reliance upon the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is hereby made to the Registration Statement and to the schedules and exhibits thereto. The Registration Statement, including the exhibits and schedules thereto, may be inspected, without charge, and copies may be obtained, at prescribed rates, at the public reference facilities of the Commission maintained at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Registration Statement may also be inspected, without charge, at the Commission's regional office at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. In addition, copies of the Registration Statement may be obtained by mail at prescribed rates, from the Commission's Public Reference Section at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  Upon completion of the Offering, the Company will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities, regional offices and Web site referred to above.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
ZD INC.
 Report of independent accountants........................................  F-2
 Balance sheet as of March 27, 1998.......................................  F-3
 Notes to balance sheet...................................................  F-4
ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
 Report of independent accountants........................................  F-5
 Combined balance sheets as of December 31, 1996 and 1997.................  F-6
 Combined statements of operations for the years ended December 31, 1995,
  1996 and 1997...........................................................  F-7
 Combined statements of cash flows for the years ended December 31, 1995,
  1996 and 1997...........................................................  F-8
 Combined statements of changes in stockholder's equity for the years ended December 31, 1995, 1996 and 1997..................................  F-9
 Notes to combined financial statements................................... F-10
ZDI (ZIFF-DAVIS INC.)
 Report of independent accountants........................................ F-28
 Consolidated balance sheets as of December 31, 1995 and February 28,
  1996.................................................................... F-29
 Consolidated statements of operations for the year ended December 31,
  1995 and for the period from January 1, 1996 to February 28, 1996....... F-30
 Consolidated statements of cash flows for the year ended December 31,
  1995 and for the period from January 1, 1996 to February 28, 1996....... F-31
 Consolidated statements of changes in stockholder's equity for the year ended December 31, 1995 and for the period from January 1, 1996 to
  February 28, 1996....................................................... F-32
 Notes to consolidated financial statements............................... F-33

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of ZD Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of ZD Inc. at March 27, 1998 in conformity with generally accepted accounting principles. This balance sheet is the responsibility of the Company's management; our responsibility is to express an opinion on this balance sheet based on our audit. We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

New York, NY

March 27, 1998

                                    ZD INC.

                                 BALANCE SHEET

                                ASSETS
                                                                       MARCH 27,
                                                                         1998
                                                                       ---------
Cash..................................................................   $ --
                                                                         -----
Total assets..........................................................   $ --
                                                                         =====
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Commitments and contingencies (Notes 1 and 2).........................
Stockholders' equity..................................................   $ --
                                                                         -----
Total liabilities and stockholders' equity............................   $ --
                                                                         =====



   The accompanying notes are an integral part of these financial statements.

                                    ZD INC.

                            NOTES TO BALANCE SHEET

1. ORGANIZATION

  ZD Inc. (the "Company") is a newly formed nonstock corporation incorporated in the State of Delaware on February 4, 1998. Upon completion of the reorganization discussed below, the Company will be a majority-owned indirect subsidiary of SOFTBANK Corp. and affiliates ("Softbank"). The Company's capital structure after the reorganization will consist of 10,000,000 authorized shares of $.01 par value preferred stock with no shares issued and outstanding and 120,000,000 authorized shares of $.01 shares of common stock with 74,200,000 shares issued and outstanding.

  The Company was formed to effect the reorganization of ZDI (Ziff-Davis Inc.) and ZDCF (ZD COMDEX and Forums Inc.), both indirect wholly-owned subsidiaries of Softbank. The reorganization is expected to be completed in the second quarter of 1998 and will be accounted for in a manner similar to a pooling of interests as the Company, ZDI and ZDCF will be companies under common control.

  There have been no operations of ZD Inc. as of March 27, 1998, and, accordingly, statements of ZD Inc.'s operations and cash flows have not been included herein.

2. FINANCING ARRANGEMENTS

  The Company expects to raise approximately $400,000,000 from the initial public offering of its Common Stock, approximately $250,000,000 in notes, and approximately $1,250,000,000 of senior bank debt. There can be no assurances that the expected levels of financing from the Common Stock and Notes Offerings will be obtained.

  The Company has obtained a commitment from a group of banks to enter into a $1.35 billion Credit Facility. The Credit Facility will consist of a seven-year $700 million reducing revolving credit facility (with $600 million drawn at closing) and a seven year $650 million term loan. The revolving credit will be available for loans, letters of credit, and swing-line loans, subject to a certain maximum level of borrowing. Reductions in revolving credit commitments and term loan amortization will occur in equal quarterly amounts beginning September, 2000 through final maturity in March, 2005. The Credit Agreement will also provide the Company the ability to increase the revolving credit portion by $300 million to $1 billion at any time prior to June, 2000 if the banks agree to increase their commitments.

  Loans under both the revolving credit and term loan portions of the Credit Facility will bear interest at either LIBOR plus an applicable margin or the Alternate Base Rate plus an applicable margin. The applicable margin will be based on a pricing grid to be determined by the Company's ratio of total debt to EBITDA. The Company will also pay a commitment fee on the unused portion of the revolving credit.

  The funds raised will be used to retire substantially all of the existing notes payable to Softbank and its affiliates of ZDI and ZDCF, and for the purchase of certain assets from affiliated companies.

3. EMPLOYEE BENEFIT PLANS

 1998 Incentive Compensation Plan

  The Company adopted the 1998 Incentive Compensation Plan (the "Plan") to provide long-term incentives for its key employees and enhance shareholder value. The Plan provides for the issuance of up to 8,500,000 options, stock appreciation rights, stock awards and other interests in the Company's Common Stock. On February 13, 1998, the Company granted 5,254,700 options with an exercise price of $16.00 per share representing the fair value of such options at that date. Such options vest ratably over five years.

 1998 Employee Stock Purchase Plan

  The Company has adopted the Employee Stock Purchase Plan (the "Stock Purchase Plan") whereby eligible employees may purchase the Company's Common Stock with after tax payroll deductions of 1% to 10% of their base pay. The price at which shares of Common Stock will be purchased is the lesser of 85% of the Fair Market Value of a share of Common Stock on (i) the first business day of a purchase period or (ii) the last business day of a purchase period. The Company has reserved 1.5 million shares of Common Stock for issuance under the Stock Purchase Plan.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Ziff-Davis Inc. and ZD COMDEX and Forums Inc.

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, cash flows and changes in stockholder's equity, present fairly, in all material respects, the financial position of Ziff-Davis Inc. and ZD COMDEX and Forums Inc. and their subsidiaries (the "Companies") at December 31, 1997 and 1996, and the results of Ziff-Davis Inc.'s operations and cash flows for the period from February 29, 1996 to December 31, 1996 and for the year ended December 31, 1997 and the results of ZD COMDEX and Forums Inc.'s operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Companies' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
New York, NY
February 17, 1998

           ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
             (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

                            COMBINED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                            DECEMBER 31,
                                                        ----------------------
                                                           1996        1997
                                                        ----------  ----------
                        ASSETS
Current assets:
  Cash and cash equivalents............................ $   29,915  $   30,301
  Accounts receivable, net.............................    203,863     221,310
  Inventories..........................................     16,804      17,853
  Prepaid expenses and other current assets............     35,190      37,900
  Due from affiliates..................................     77,208     131,290
  Deferred taxes.......................................      8,674       8,794
                                                        ----------  ----------
Total current assets...................................    371,654     447,448
Property and equipment, net............................     53,561      53,536
Intangible assets, net.................................  3,148,333   3,030,333
Other assets...........................................     10,625      15,329
                                                        ----------  ----------
Total assets........................................... $3,584,173  $3,546,646
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable..................................... $   57,105  $   55,468
  Accrued expenses.....................................     79,921      80,094
  Unearned income, net.................................    174,876     154,682
  Due to affiliates and management.....................     69,416     398,332
  Current portion of notes payable to affiliates.......     33,198     125,790
  Other current liabilities............................      3,890       4,222
                                                        ----------  ----------
Total current liabilities..............................    418,406     818,588
Notes payable to affiliates............................  2,522,252   2,408,240
Deferred taxes.........................................    181,309     180,117
Other liabilities......................................     14,450      13,571
                                                        ----------  ----------
Total liabilities......................................  3,136,417   3,420,516
                                                        ----------  ----------
Commitments and contingencies (Notes 15, 16 and 18)
Stockholder's equity:
  Common stock, $.01 par value; 1,000 shares
   authorized;
   200 shares issued and outstanding...................        --          --
  Additional paid-in capital...........................    498,818     248,330
  Accumulated deficit..................................    (48,250)   (119,429)
  Deferred compensation................................     (2,448)       (996)
  Cumulative translation adjustment....................       (364)     (1,775)
                                                        ----------  ----------
Total stockholder's equity.............................    447,756     126,130
                                                        ----------  ----------
Total liabilities and stockholder's equity............. $3,584,173  $3,546,646
                                                        ==========  ==========

     The accompanying notes are an integral part of the combined financial statements.

           ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
             (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

                       COMBINED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                        YEARS ENDED
                                                        DECEMBER 31,
                                                ------------------------------
                                                  1995      1996       1997
                                                --------  --------  ----------
Revenue, net:
  Publishing................................... $    --   $690,255  $  866,233
  Trade shows and conferences..................  202,729   264,884     287,528
                                                --------  --------  ----------
                                                 202,729   955,139   1,153,761
                                                --------  --------  ----------
Cost of production:
  Publishing...................................      --    184,159     225,712
  Trade shows and conferences..................   68,810    87,373      99,533
                                                --------  --------  ----------
                                                  68,810   271,532     325,245
Selling, general and administrative expenses...   46,939   456,690     564,344
Depreciation and amortization of property and
 equipment.....................................    1,412    32,303      30,379
Amortization of intangible assets..............   22,893   107,433     124,561
                                                --------  --------  ----------
Income from operations.........................   62,675    87,181     109,232
Related party interest expense, net............  (44,005) (120,646)   (190,445)
Other non-operating income, net................    4,199     6,341       8,722
                                                --------  --------  ----------
Income (loss) before income taxes..............   22,869   (27,124)    (72,491)
Provision (benefit) for income taxes...........   11,924    24,957      (1,312)
                                                --------  --------  ----------
Net income (loss).............................. $ 10,945  $(52,081) $  (71,179)
                                                ========  ========  ==========


     The accompanying notes are an integral part of the combined financial statements.

           ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
             (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                      YEARS ENDED
                                                      DECEMBER 31,
                                             --------------------------------
                                               1995        1996        1997
                                             ---------  -----------  --------
Cash flows from operating activities:
Net income (loss)........................... $  10,945  $   (52,081) $(71,179)
Adjustments to reconcile net income (loss)
 to net cash provided (used) by operating
 activities:
  Depreciation and amortization.............    24,305      139,736   154,940
  Income from equity investments............       --          (115)   (2,030)
  Deferred tax provision (benefit)..........    11,924       24,957    (1,312)
  Provision for bad debts, returns and can-
   cellations...............................       662       14,475    13,616
  Compensation earned on restricted stock...       --         1,080     3,916
  Changes in operating assets and liabili-
   ties:
    Accounts receivable.....................   (26,041)     (52,561)  (32,515)
    Inventories.............................       --         7,788      (853)
    Accounts payable and accrued expenses...     9,516       12,850    (7,376)
    Unearned income.........................    (3,153)       1,392   (20,194)
    Due to affiliates and management........    (7,460)     (29,303)  (38,543)
    Other, net..............................     5,470       (6,675)   (1,834)
                                             ---------  -----------  --------
Net cash provided (used) by operating
 activities.................................    26,168       61,543    (3,364)
                                             ---------  -----------  --------
Cash flows from investing activities:
Capital expenditures........................    (3,367)     (22,365)  (30,196)
Acquisitions, net of cash acquired..........  (814,520)  (2,124,823)  (14,000)
                                             ---------  -----------  --------
Net cash used by investing activities.......  (817,887)  (2,147,188)  (44,196)
                                             ---------  -----------  --------
Cash flows from financing activities:
Proceeds from notes payable to affiliates...   575,450    1,080,000    10,000
Principal payments on notes payable to af-
 filiates...................................   (77,450)         --    (31,420)
Contributed capital.........................   317,408    1,015,652    69,366
Payment of dividends........................       --        (8,000)      --
                                             ---------  -----------  --------
Net cash provided by financing activities...   815,408    2,087,652    47,946
                                             ---------  -----------  --------
Net increase in cash and cash equivalents...    23,689        2,007       386
Cash and cash equivalents at beginning of
 year.......................................     4,219       27,908    29,915
                                             ---------  -----------  --------
Cash and cash equivalents at end of year.... $  27,908  $    29,915  $ 30,301
                                             =========  ===========  ========

     The accompanying notes are an integral part of the combined financial statements.

           ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
             (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                               ZDI          ZDCF      ADDITIONAL  RETAINED                CUMULATIVE      TOTAL
                          ------------- -------------  PAID-IN    EARNINGS     DEFERRED   TRANSLATION STOCKHOLDER'S
                          SHARES AMOUNT SHARES AMOUNT  CAPITAL    (DEFICIT)  COMPENSATION ADJUSTMENT     EQUITY
                          ------ ------ ------ ------ ----------  ---------  ------------ ----------- -------------
Balance at January 1,
 1995...................   --    $  --   100   $  --  $   62,178  $     886     $  --       $   --     $   63,064
Capital contribution
 from Softbank..........                                 317,408                                          317,408
Net income..............                                             10,945                                10,945
Foreign currency
 translation adjustment.                                                                        111           111
                           ---   ------  ---   ------ ----------  ---------     ------      -------    ----------
Balance at December 31,
 1995...................   --       --   100      --     379,586     11,831        --           111       391,528
Acquisition of Ziff-
 Davis Inc..............   100                         1,014,178                                        1,014,178
Return of capital ......                                (899,948)                                        (899,948)
Capital contribution....                                   1,474                                            1,474
Dividend paid ..........                                             (8,000)                               (8,000)
Shares contributed to
 restricted stock plan..                                   3,528                (3,528)                       --
Compensation earned on
 restricted stock.......                                                         1,080                      1,080
Net loss................                                            (52,081)                              (52,081)
Foreign currency
 translation adjustment.                                                                       (475)         (475)
                           ---   ------  ---   ------ ----------  ---------     ------      -------    ----------
Balance at December 31,
 1996...................   100      --   100      --     498,818    (48,250)    (2,448)        (364)      447,756
Return of capital ......                                (381,434)                                        (381,434)
Capital contribution ...                                 128,482                                          128,482
Shares contributed to
 restricted stock plan..                                   2,464                (2,464)                       --
Compensation earned on
 restricted stock.......                                                         3,916                      3,916
Net loss................                                            (71,179)                              (71,179)
Foreign currency
 translation adjustment.                                                                     (1,411)       (1,411)
                           ---   ------  ---   ------ ----------  ---------     ------      -------    ----------
Balance at December 31,
 1997...................   100   $  --   100   $  --  $  248,330  $(119,429)    $ (996)     $(1,775)   $  126,130
                           ===   ======  ===   ====== ==========  =========     ======      =======    ==========

     The accompanying notes are an integral part of the combined financial statements.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

                    NOTES TO COMBINED FINANCIAL STATEMENTS
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

1. THE COMPANIES AND BASIS OF PRESENTATION

  The combined financial statements include the accounts of ZDI (Ziff-Davis Inc.) and ZDCF (ZD COMDEX and Forums, Inc.) and their subsidiaries and predecessor companies (collectively the "Companies"). The Companies are wholly-owned indirect subsidiaries of SOFTBANK Corp. ("Softbank"), a Japanese corporation which, as of December 31, 1997, was 50.2% owned by Mr. Son, its President, including 43.4% directly owned by his 99% owned holding company, MAC Inc. ( "MAC"), also a Japanese corporation.

  As further described below, the combined financial statements include the accounts of COMDEX (formerly Softbank COMDEX, Inc.) and ZDI as of their respective acquisition dates and Forums (formerly Softbank Forums Inc.) for all periods presented. Effective December 31, 1997, COMDEX and Forums merged and the surviving company was renamed ZD COMDEX and Forums Inc.

  The Companies operate in two business segments: (i) publishing and (ii) trade shows and conferences.

 Publishing

  The publishing segment is engaged in publishing magazines, journals, newsletters, electronic information products, training manuals and providing market research about the computer industry. The publishing segment's principal operations are in the United States and Europe, although it also licenses or syndicates its editorial content to over 50 other publications distributed worldwide.

 Trade shows and conferences

  The trade shows and conferences segment is engaged in the organization, production and management of trade shows, conferences and seminars for the computer industry. The trade shows and conferences segment's principal operations are in the United States and to a lesser extent in Europe and Asia.

 Acquisition of ZDI (formerly Ziff-Davis Publishing Company and Ziff-Davis Holdings Corp.)

  In February 1996, Softbank acquired the stock of Ziff-Davis Holdings Corp. ("Holdings") for an aggregate purchase price of approximately $1,800,000, plus transaction costs. Concurrent with the acquisition, in a separate agreement, MAC Inc., directly or through wholly-owned affiliates, acquired certain of the assets and assumed certain of the liabilities of ZDI (the "MAC Assets") for an aggregate purchase price of approximately $302,000.

  The acquisitions of ZDI by the Companies and the MAC Assets by MAC Inc. have been accounted for as of February 29, 1996 using the purchase method of accounting. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed was $1,922,000 and $285,000, respectively.

  Subsequent to the acquisition, Holdings and ZDI were merged with ZDI being the surviving corporation.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

 Unaudited summarized pro forma financial information

  The following unaudited summarized pro forma financial information presents the results of operations of the Companies as if the acquisition of ZDI had taken place on January 1, 1995:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                           --------------------
                                                             1995       1996
                                                           --------  ----------
   Revenue, net........................................... $971,724  $1,080,604
                                                           ========  ==========
   Income from operations................................. $ 80,113  $   88,065
                                                           ========  ==========
   Net loss............................................... $(61,816) $  (67,011)
                                                           ========  ==========

  The pro forma results include amortization of intangible assets and interest expense on debt assumed issued to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the year, nor are they necessarily indicative of future combined results.

 Purchase of MAC Assets

  In 1997, ZDI agreed to purchase certain of the MAC Assets for $370,000. The acquisition will be effected in two tranches; the first of which closed on October 31, 1997 and the second, which is subject to the successful completion of an initial public offering of ZD Inc.'s Common Stock (refer to Note 18) or upon a similar significant external financing. At December 31, 1997, ZDI has accrued the $370,000 purchase price which has been recorded as a return of capital.

  The acquisitions from MAC described above have been accounted for in a manner similar to a pooling of interests as all entities involved are under common control. Accordingly, the accompanying combined financial statements include the results of operations of the MAC Assets from February 29, 1996. Throughout these financial statements any reference to ZDI and ZDCF or the Companies includes ZDI, ZDCF and the MAC Assets from February 29, 1996.

 Acquisition of Sendai

  On May 8, 1996, ZDI acquired substantially all of the assets and liabilities of Sendai Publishing Group, Inc., a publisher and distributor of magazines, books, products and computer services related to the electronic gaming industry, for approximately $27,500, plus transaction costs. The acquisition was accounted for as a purchase and accordingly, Sendai's results are included in the combined financial statements since the date of acquisition. The excess of the purchase price over assets acquired approximated $33,378. The operations of Sendai did not have a material effect on the combined results of operations for the year ended December 31, 1996.

 Acquisition of COMDEX

  Effective April 1, 1995, Softbank acquired the assets of the COMDEX trade show business, now part of ZDCF, for approximately $803,000, plus transaction costs. The acquisition has been accounted for as of April 1, 1995 using the purchase method of accounting and accordingly COMDEX's results are included in the combined financial statements since the date of acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed was $849,000.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Combination

  The combined financial statements include the accounts of ZDI and ZDCF including, as discussed above, the MAC Assets. All significant transactions between these entities have been eliminated in combination.

  Investments in companies in which ownership interests range from 20 to 50 percent and the Companies have the ability to exercise significant influence over the operating and financial policies of such companies are accounted for under the equity method.

 Parent Company Financing

  As described in Note 18, Softbank announced a Reorganization and a financing plan which includes a recapitalization of the Companies' debt and equity structures. Prior to the consummation of the recapitalization transactions, the Companies are dependent on funding from Softbank. At December 31, 1997, the Companies had current liabilities which exceeded current assets by $371,140. To the extent that the Companies are unable to fund their current obligations as they become due from their operating cash flows, Softbank has committed to provide additional financing or to restructure existing loan arrangements at least through February 1999.

 Cash and cash equivalents

  The Companies consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Concentration of credit risk

  The Companies place its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of federally insured limits. The Companies have not experienced losses in such accounts.

  The Companies' advertisers and exhibitors include principally customers who represent a variety of technology companies in the United States and other countries. The Companies extend credit to their customers and distributors and historically have not experienced significant losses relating to receivables from individual customers or groups of customers.

 Property and equipment

  Property and equipment have been recorded at cost or their estimated fair value at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to thirty years. Leasehold improvements are amortized using the straight-line method over the service life of the improvement or the life of the related lease, whichever is shorter. Maintenance and repair costs are charged to expense as incurred.

 Inventories

  Inventories, which consist principally of paper, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

 Intangible assets

  Intangible assets consist principally of advertising lists, exhibitor relationships, trademarks and trade names, and goodwill. Amortization of these assets is computed on a straight-line basis over their estimated useful lives. Identifiable

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

intangible assets are amortized over a period of 2 to 40 years and goodwill, which represents the excess of the purchase price over the estimated fair values of net assets acquired, is amortized over a period of 5 to 40 years (refer to Note 5). The Companies assess the recoverability of their intangible assets whenever adverse events or changes in circumstances indicate that expected future cash flows (undiscounted and without interest charges) may not be sufficient to support the carrying amount of intangible assets. If undiscounted cash flows are not sufficient to support the recorded assets, an impairment is recognized to reduce the carrying value of the intangibles to estimated recoverable values. The Companies have not experienced any impairment of its intangible assets.

 Revenue recognition

  Advertising revenue for the Companies' publications, less agency commissions, is recognized as income in the month that the related publications are sent to subscribers or become available for sale at newsstands.

  Circulation revenue consists of both subscription revenue and single copy newsstand sales. Subscription revenue, less estimated cancellations, is deferred and recognized as income in the month that the related publications are sent to subscribers. Newsstand sales, less estimated returns, are recognized in the month that the related publications become available for sale at newsstands.

  Payments received in advance of trade shows, conferences and seminars are initially reported on the balance sheet as deferred revenue and are recognized as income when the events take place.

  Revenue generated by market research is recognized when the service is provided.

  On-line revenue, predominantly advertising, is recognized evenly over the period of the related advertising contract which corresponds to the period of time the advertising is displayed.

 Operating costs and expenses

  Cost of production includes the direct costs of producing magazines, newsletters and training materials, primarily paper, printing and distribution, and the direct costs associated with organizing, producing and managing trade shows, seminars, conferences and expositions. Selling, general and administrative costs include subscriber acquisition costs which are expensed as incurred. Editorial and product development costs are expensed as incurred. Product development costs include the cost of artwork, graphics, prepress, plates and photography for new products.

 Foreign currency

  The effect of translating foreign currency financial statements into U.S. dollars is included in the cumulative translation adjustments account in stockholder's equity. Gains and losses on foreign currency transactions, which are not significant to operations, have been included in selling, general and administrative expenses. The Companies have not historically entered into forward currency contracts.

 Other non-operating income

  Other non-operating income includes management fee income and the Companies' equity share of income or loss from joint ventures.

 Income taxes

  The Companies use the asset and liability approach for financial accounting and reporting of deferred taxes.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from these estimates.

 Fair value of financial instruments

  All current assets and liabilities are carried at cost, which approximates fair value because of the short-term maturity of those instruments. The recorded amounts of the Companies' long-term debt payable to affiliates also approximate fair value based upon the current rates available to the Companies for debt with similar remaining maturities.

 Stock-based compensation

  The Companies have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock options. Effective January 1, 1996, the Companies adopted the disclosure-only provisions of Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

 Earnings per share

  Historical earnings per share data have been omitted on the basis that they are not meaningful due to the insignificant number of shares outstanding.

 New Accounting Pronouncements

  SFAS No. 130, "Reporting Comprehensive Income," issued in June 1997, will require the Companies to disclose, in financial statement format, all non-owner changes in equity. Such changes include, for example, cumulative foreign currency translation adjustments and unrealized gains and losses on securities available for sale. This statement is effective for fiscal years beginning after December 15, 1997 and requires presentation of prior period financial statements for comparability purposes.

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," issued in June 1997, establishes standards for reporting information about operating segments in annual financial statements and interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Generally, financial information will be required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

  SFAS No. 132, "Employer's Disclosure about Pensions and Other Post-Retirement Benefits," is effective for the year ended December 31, 1998. This standard revises the disclosure requirements for employers' pension and other retiree benefits.

  The Companies expect to adopt the above statements beginning with their 1998 financial statements.

3. ACCOUNTS RECEIVABLE, NET

  Accounts receivable, net consist of the following:

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
   Accounts receivable..................................... $284,829  $309,565
   Allowance for doubtful accounts, returns and
    cancellations..........................................  (80,966)  (88,255)
                                                            --------  --------
                                                            $203,863  $221,310
                                                            ========  ========

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


4. PROPERTY AND EQUIPMENT, NET

  Property and equipment, net, consist of the following:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
   Computers and equipment.................................. $ 30,513  $ 50,170
   Leasehold improvements...................................   38,439    40,033
   Furniture and fixtures...................................   18,402    17,619
                                                             --------  --------
                                                               87,354   107,822
   Accumulated depreciation and amortization................  (33,793)  (54,286)
                                                             --------  --------
                                                             $ 53,561  $ 53,536
                                                             ========  ========

5. INTANGIBLE ASSETS, NET

  Intangible assets, net, consist of the following:

                                              RANGE OF       DECEMBER 31,
                                            USEFUL LIVES ----------------------
                                              (YEARS)       1996        1997
                                            ------------ ----------  ----------
   Advertising lists.......................     7-34     $  888,100  $  888,100
   Exhibitor relationships ................     4-27        154,070     154,070
   Trademarks/trade names..................    30-40        735,595     735,595
   License agreements......................     6-14         11,212      11,212
   Subscriber lists........................     3-10         51,475      51,475
   Other...................................     2-20         57,599      57,599
   Goodwill................................     5-40      1,380,993   1,387,556
                                                         ----------  ----------
                                                          3,279,044   3,285,607
   Accumulated amortization................                (130,711)   (255,274)
                                                         ----------  ----------
                                                         $3,148,333  $3,030,333
                                                         ==========  ==========

  Intangible assets primarily relate to the acquisitions of ZDI, COMDEX and the MAC Assets. As discussed in Note 1, the acquisitions were accounted for under the purchase method of accounting. As such, purchase price was allocated to tangible and identifiable intangible assets with the remaining amount being allocated to goodwill.

  Advertising lists, exhibitor relationships and subscriber lists were recorded at their estimated fair value as determined by an income approach. Trademarks/trade names were recorded at their estimated fair value using a relief from royalty approach.

  All intangible assets are being amortized using the straight-line method over their estimated useful lives, up to 40 years. In determining the estimated useful lives, the Companies considered their competitive position in the markets in which they operate, the historical attrition rates of advertisers, subscribers and exhibitors, legal and contractual obligations, and other factors.

  Recoverability of goodwill and intangible assets is assessed at a minimum on an annual basis. Impairments would be recognized in operating results if a permanent diminution in value were to occur based upon an undiscounted cash flow analysis.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


6. ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
   Payroll and related employee benefits....................... $24,978 $29,112
   Accrued interest-related party..............................   4,449   6,226
   Other taxes payable.........................................   6,310   2,822
   Other.......................................................  44,184  41,934
                                                                ------- -------
                                                                $79,921 $80,094
                                                                ======= =======

7. UNEARNED INCOME

  Unearned income consists of the following:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
   Unexpired subscriptions.................................. $100,387  $ 82,167
   Prepaid conference fees..................................   91,776    80,706
   Reserve for cancellations................................  (17,287)   (8,191)
                                                             --------  --------
                                                             $174,876  $154,682
                                                             ========  ========

8. INCOME TAXES

  The Companies have been included in consolidated U.S. federal income tax returns filed by Softbank, except for operations relating to the MAC Assets (described in Note 1), which were assets of a separate taxpayer. The tax expense reflected in the combined statements of operations and tax liabilities reflected in the combined balance sheet have been prepared on a separate return basis as though the Companies filed stand-alone income tax returns. No tax benefit has been recorded for the losses related to the MAC Assets, as such losses are not available to the Companies.

  The Companies and Softbank do not have a tax sharing agreement. Therefore, no intercompany tax payments have been made and no related intercompany receivable or payable has been recorded.

  Income (loss) before income taxes is attributable to the following jurisdictions:

                                                          DECEMBER 31,
                                                   ----------------------------
                                                     1995      1996      1997
                                                   --------  --------  --------
   United States.................................. $ 25,094  $(22,095) $(74,638)
   Foreign........................................   (2,225)   (5,029)    2,147
                                                   --------  --------  --------
     Total........................................ $ 22,869  $(27,124) $(72,491)
                                                   ========  ========  ========

  Components of the provision (benefit) for income taxes are as follows:

                                                              DECEMBER 31,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
   U.S. federal income taxes:
     Current............................................ $   --  $   --  $   --
     Deferred...........................................   9,240  19,338  (1,017)
   State and local income taxes:
     Current............................................     --      --      --
     Deferred...........................................   2,684   5,619    (295)
   Foreign income taxes.................................     --      --      --
                                                         ------- ------- -------
       Total provision (benefit) for income taxes....... $11,924 $24,957 $(1,312)
                                                         ======= ======= =======

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


  A reconciliation of the U.S. federal statutory tax rate to the Companies' effective tax rate on income (loss) before income taxes is as follows:

                                                             DECEMBER 31,
                                                           --------------------
                                                           1995   1996    1997
                                                           ----  ------   -----
   Federal tax rate....................................... 35.0%   35.0%   35.0%
   State and local taxes (net of federal tax benefit).....  6.0     6.0     6.0
   Non-recognition of combined losses of MAC Assets.......  9.9  (116.6)  (32.2)
   Amortization of non-deductible goodwill................  1.0   (13.1)   (5.8)
   Other..................................................  0.2    (3.3)   (1.2)
                                                           ----  ------   -----
   Effective tax rate..................................... 52.1%  (92.0)%   1.8%
                                                           ====  ======   =====

  The effective tax rate differs from the federal statutory tax rate primarily as a result of the Companies' inability to deduct losses of the MAC Assets prior to the effective date of the purchase. The amortization of nondeductible goodwill resulted primarily from the stock acquisition of 100% of the stock of ZDI in 1996.

  Following is a summary of the components of the deferred tax accounts at December 31, 1996 and December 31, 1997:

                                                             DECEMBER 31,
                                                          --------------------
                                                            1996       1997
                                                          ---------  ---------
   Current deferred tax assets and (liabilities):
     Allowance for bad debts............................. $   8,825  $   8,750
     Other...............................................      (151)        44
                                                          ---------  ---------
       Current deferred net tax assets...................     8,674      8,794
                                                          ---------  ---------
   Noncurrent deferred tax assets and (liabilities):
     Basis difference in intangible assets...............  (273,375)  (288,286)
     Net operating loss and other carryforwards..........   129,798    133,314
     Other...............................................    11,603     13,711
                                                          ---------  ---------
       Noncurrent deferred tax liabilities...............  (131,974)  (141,261)
   Valuation allowance...................................   (49,335)   (38,856)
                                                          ---------  ---------
       Net noncurrent deferred tax liabilities...........  (181,309)  (180,117)
                                                          ---------  ---------
   Net deferred tax liabilities.......................... $(172,635) $(171,323)
                                                          =========  =========

  As of December 31, 1996 and 1997 the Companies had total deferred tax assets of $100,891 and $116,963, respectively, and total deferred tax liabilities of $273,526 and $288,286, respectively. The December 31, 1996 and December 31, 1997 net deferred tax assets are reduced by a valuation allowance of $49,335 and $38,856, respectively, primarily relating to tax benefits of foreign net operating loss carryforwards which are not expected to be realized. The decrease in the valuation allowance in 1997 is primarily related to the expiration of foreign net operating loss carryforwards. No deferred tax asset has been established for the losses associated with the MAC Assets, which will not be available to the Companies as a deduction.

  The Companies have U.S. and foreign net operating loss carryforwards of approximately $286,322, which will begin to expire in 1998. The Companies' utilization of certain net operating loss carryforwards, of approximately $122,549, is subject to limitations, due to the change of ownership resulting from the Softbank

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

acquisition of the ZDI stock on February 29, 1996. Management believes that such limitations will not significantly affect the Companies' ability to recognize the deferred tax assets relating to the carryforward. Accordingly, no valuation allowance to reduce the deferred tax asset relating to the carryforward has been established. In addition, the Companies have alternative minimum tax credit carryforwards of $385 which may be carried forward indefinitely until used.

  The Companies' foreign subsidiaries have no undistributed earnings for remittance to the U.S. and, therefore, no U.S. or foreign tax provision on remittances has been recorded.

9. DUE TO AFFILIATES AND MANAGEMENT

  The Companies are members of a group of companies affiliated through common ownership with Softbank and has various transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of those transactions are not the same as those that would result from transactions among unrelated parties.

 Receivables/payables

  Receivables from affiliates consist of the following:

                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1996     1997
                                                                ------- --------
   Receivable from:
     MAC and subsidiaries...................................... $ 7,140 $ 42,687
     Softbank..................................................  67,451   84,365
     Other affiliates..........................................   2,617    4,238
                                                                ------- --------
                                                                $77,208 $131,290
                                                                ======= ========

  Payables to management and affiliates consist of the following:

                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1996     1997
                                                                ------- --------
   Payable to:
     Management................................................ $29,834 $    --
     MAC and subsidiaries......................................     --   270,000
     Softbank..................................................  39,582  126,371
     Other affiliates..........................................     --     1,961
                                                                ------- --------
                                                                $69,416 $398,332
                                                                ======= ========

  See Note 18 for a discussion of the Companies' plan to restructure their debt and equity structures.

  As part of the 1996 acquisition of ZDI, the Companies agreed to assume certain obligations to management arising out of prior employment arrangements with previous owners. In January 1997, the Companies paid all amounts due, including accrued interest, through the payment date.

  Periodically, the Companies transfer excess cash to Softbank for cash management purposes and in turn receive cash advances from Softbank to fund the Companies' short-term working capital requirements. Interest is accrued based on the net balance outstanding at the end of each month. Interest income is earned at the 30-day LIBOR rate for the applicable month. Interest expense is incurred at the 30-day LIBOR rate plus 0.5%.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


 Other affiliated arrangements

  During the years ended December 31, 1996 and 1997, the Companies incurred $2,000 and $1,631, advertising expense with Yahoo!, Inc. (Yahoo!), an affiliated company. No advertising expense with Yahoo! was incurred in 1995.

  The Companies sell advertising space and exhibition services to Kingston Technology Company ("Kingston"), an affiliated company. During the years ended December 31, 1995, 1996 and 1997, the Companies recorded revenues of $0, $882 and $2,667, respectively, from sales to Kingston. These services were provided under terms consistent with those provided to unaffiliated customers.

  ZDCF has entered into an agreement to manage certain trade shows and expositions owned by Softbank and its affiliates, whereby ZDCF earns management and licensing fees. The fees earned by ZDCF for the years ended December 31, 1995, 1996 and 1997 were $1,979, $3,394 and $4,057, respectively.

  In 1996 and 1997, the Companies had an arrangement with SOFTBANK Interactive Marketing ("SIM"), an affiliated company, for the provision of interactive media sales. The Companies paid commissions to SIM of $600 and $1,800 during the years ended December 31, 1996 and 1997, respectively. Effective December 31, 1997, SIM was acquired by an unrelated third party. Management believes that the sale of SIM by Softbank will have no material impact on the Companies.

  The Companies have an arrangement with SOFTBANK Services, an affiliated company, whereby the Companies are charged for administrative services provided plus a management fee. For the years ended December 31, 1995, 1996 and 1997, the Companies incurred services fees of $0, $359 and $1,259, respectively, in relation to this agreement.

  ZDI has entered into certain licensing agreements with Softbank for the publishing and distribution of Japanese language editions of certain publications. The fees earned by ZDI for the years ended December 31, 1996 and 1997 were approximately $964 and $1,818, respectively, in each year.

  The Companies have entered into a license and services agreement with MAC to develop ZDTV: Your Computer Channel. ZDTV is owned by MAC, but as part of this license and services agreement MAC has granted the Companies an option exercisable through December 31, 1998 to purchase all of MAC's interest in ZDTV for an amount equal to MAC's investment plus 10% per annum. The Companies are currently funding ZDTV's operations on behalf of MAC through unsecured advances which, for approved levels of expenditure, are to be reimbursed by MAC. Such advances bear interest at the 30-day LIBOR rate plus .50%. The Companies' cumulative advances, which totaled $14.4 million net of $10.1 million in repayments through December 31, 1997, will be repaid concurrently with the Reorganization (See Note 18). The Companies have not yet determined whether they will exercise the option to purchase MAC's interest in ZDTV. Any such purchase will depend upon access to sufficient cable carriage, which may include entering into a joint venture or other co-ownership arrangement, including an arrangement with a third party cable system operator which will provide carriage and also assume a portion of the ongoing cash requirements on terms that are acceptable to the Companies. ZDTV is not included in the Companies' financial statements.

  If the Companies were to acquire a controlling interest in ZDTV from MAC, such acquisition would be accounted for as a pooling transaction; if the Companies were to acquire a non-controlling interest, such acquisition would be accounted for under the equity method.

  ZDI has entered into operating leases for television production equipment and has sublet such equipment to ZDTV, an affiliated company. The terms of the subleases are substantially identical to the terms of the leases which provide for annual lease payments totaling approximately $610 through 2003.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


 Notes payable to affiliates

  The Company's long-term debt is payable to Softbank and consists of the following:

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1996        1997
                                                         ----------  ----------
   Notes payable to affiliate(1)........................ $1,080,000  $1,080,000
   Notes payable to affiliate(2)........................    900,000     900,000
   Notes payable to affiliate(3)........................    398,000     375,027
   Note payable to affiliate(4).........................    100,000      94,231
   Note payable to affiliate(5).........................     77,450      74,772
   Note payable to affiliate(6).........................        --       10,000
                                                         ----------  ----------
     Total..............................................  2,555,450   2,534,030
   Less--Current portion................................    (33,198)   (125,790)
                                                         ----------  ----------
                                                         $2,522,252  $2,408,240
                                                         ==========  ==========

--------
(1) Principal and interest payments are due in 53 consecutive quarterly installments on the last business day of each calendar quarter beginning March 31, 1998 through March 31, 2011. The notes bear interest at a rate of 7.8% per annum.
(2) These notes mature on December 31, 2001 and bear an interest rate of 6.5% per annum, payable on the last business day of each quarter beginning March 31, 1997.
(3) Notes mature on February 28, 2010. The notes bear interest at a rate of 8.0% per annum.
(4) Notes mature on February 28, 2009. The notes bear interest at 9.9% per annum.
(5) Note is payable in 52 equal quarterly installments commencing March 31, 1997. The note bears interest at a rate of 8.0% per annum.
(6) Note is payable on January 1, 2007. The note bears interest at a rate of 8.0% per annum.

  Scheduled principal payments due on long-term debt outstanding at December 31, 1997 are as follows:

   1998.............................................................. $  125,790
   1999..............................................................    125,790
   2000..............................................................    125,790
   2001..............................................................  1,025,790
   2002..............................................................    125,790
   Thereafter........................................................  1,005,080
                                                                      ----------
     Total........................................................... $2,534,030
                                                                      ==========

  See Note 18 for a discussion of the Companies' plan to restructure its debt and equity structures.

 Guarantee of Softbank's U.S. debt

  In April 1996, Softbank signed a line of credit agreement totaling $50,000 with an independent lender for which the Companies, along with certain other Softbank affiliates, are guarantors. In January 1997 and October 1997, this line of credit was increased to $75,000 and $150,000, respectively. At December 31, 1997, $102,500 was outstanding under the line of credit.

 Return of capital and dividends

  On December 15, 1996, the Companies declared a return of capital of approximately $900,000 paid through the issuance of a note payable to a subsidiary of Softbank and a cash dividend of $8,000 to Softbank. In 1997, the Companies recorded a return of capital of $381,434 in connection with the purchase price of companies under common control.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


10. EMPLOYEE STOCK COMPENSATION PLANS

 Executive stock option plan

  The SOFTBANK 1996 and 1997 Executive Stock Option Plans provide for the granting of nonqualified stock options to purchase the common stock of Softbank to officers, directors and key employees of the Companies. Under the plans, options have been granted at exercise prices equal to the closing market price in Japan's public equities market (market price denominated in Japanese yen) on the date of grant. As of December 31, 1997, substantially all options granted become exercisable in various installments over the first six anniversaries of the date of grant and expire ten years after the date of grant.

  Information relating to stock options during 1995, 1996 and 1997 is as follows:

                                                               WEIGHTED AVERAGE
                                                    NUMBER       OPTION PRICE
                                                   OF SHARES     PER SHARE(1)
                                                   ---------   ----------------
   Shares outstanding under options at December
    31, 1995                                            --             --
   Granted........................................  739,493(2)      $87.15
   Exercised......................................      --             --
   Forfeited......................................   12,740(2)       87.15
                                                    -------
   Shares outstanding under options at December
    31, 1996......................................  726,753          87.15
   Granted........................................  386,363          61.40
   Exercised......................................      --             --
   Forfeited......................................  146,130          78.88
                                                    -------
   Shares outstanding under options at December
    31, 1997......................................  966,986         $78.11
                                                    =======
   Shares exercisable
     At December 31, 1996.........................      --             --
     At December 31, 1997 (price range $44.26-
      $87.15).....................................  107,630         $82.06

--------
(1) The exercise price of the stock options is set in Japanese yen. The exercise prices as shown above have been converted to U.S. dollars based upon the exchange rate as of the date of grant for the respective options.
(2) Adjusted for a 1.4:1 stock split during 1996 and a 1.3:1 stock split during 1997.

  As permitted by SFAS 123, the Companies have chosen to continue to account for stock options in accordance with the provisions of APB 25 and, accordingly, no compensation expense related to stock option grants was recorded in 1996 or 1997. Pro forma information regarding net income is required by SFAS 123 and has been determined as if the Companies had accounted for stock options under the fair value method. The fair value of the option grants was estimated at the date of grant using the Black Scholes option-pricing model with the following assumptions for 1996 and 1997:

                                                                1996     1997
                                                               -------  -------
   Risk-free interest rate....................................    5.89%    6.35%
   Dividend yield.............................................    0.26%    0.22%
   Volatility factor..........................................   54.03%   51.35%
   Expected life.............................................. 6 years  6 years

  The weighted average fair value of options granted in 1996 and 1997 was $64.30 and $34.05, respectively. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

the options' vesting period. Had compensation cost for the stock option plans been determined based upon the fair value at the grant date for awards during 1996 and 1997, consistent with the provisions of SFAS 123, the Companies' net loss would have been increased by approximately $3,100 and $4,200, respectively. On January 23, 1998, the exercise price of all of the shares outstanding under option agreements were reset to an exercise price equal to the closing market price on Japan's Tokyo Stock Exchange First Section at that date. In conjunction with the repricing, those options previously exercisable on December 31, 1997 may now be exercised only after July 19, 1998. Repricing of the stock options will not result in compensation expense to the Companies.

 Other stock compensation plans

  During 1996 and 1997, the Company granted 45,760 and 61,940 shares of common stock of Softbank, respectively, (adjusted for two 1.4:1 stock splits during 1996 and a 1.3:1 stock split during 1997) to certain key employees, subject to restrictions as to continuous employment which expire over a three to five-year period from the date of grant. The granting of the shares to the Companies' employees has been recorded as additional paid-in capital offset by a reduction to stockholder's equity as deferred compensation. Such amounts were recorded at the fair value, as established by market price of the shares on the date of grant. The unearned compensation is being amortized ratably over the restricted periods. During 1996, restrictions on 13,790 shares expired, 2,160 shares were forfeited and $1,080 was charged to expense related to the restricted stock awards. During 1997, restrictions on 75,210 shares expired, 2,150 shares were forfeited and $3,916 was charged to expense related to these restricted stock awards.

11. EMPLOYEE BENEFIT PLANS

 Pension plan

  Certain employees of ZDCF who have met eligibility requirements are covered by a noncontributory defined benefit pension plan. The benefits are based on years of service and average compensation at the time of retirement. The Companies' funding policy is to contribute amounts sufficient to meet the minimum funding requirements as set forth in the Employee Retirement Income Security Act of 1974 ("ERISA"). Contributions to the plan are determined in accordance with the projected unit credit cost method. Plan assets consist of U.S. equity securities, high grade corporate bonds and commercial paper, and U.S. treasury notes.

  The weighted average assumed discount rate of 7% and rate of increase in future compensation levels of 6% was used in the determination of the actuarial present value of the projected benefit obligation at December 31, 1996 and 1997. The weighted average expected long-term rate of return on plan assets at December 31, 1996 and 1997 was 7%.

  Net periodic pension cost includes the following components:

                                                           1995    1996   1997
                                                           -----  ------  -----
   Service cost........................................... $ 472  $  700  $ 391
   Interest cost..........................................   363     472    456
   Expected return on plan assets.........................  (172)   (300)  (445)
   Amortization of transition obligation..................   149     199     75
                                                           -----  ------  -----
   Net periodic pension cost.............................. $ 812  $1,071  $ 477
                                                           =====  ======  =====

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


  The following table sets forth the funded status and amounts recognized in the balance sheet:

                                                                1996     1997
                                                               -------  -------
   Actuarial present value of benefit obligations:
     Vested benefit obligation...............................  $ 4,132  $ 5,721
                                                               =======  =======
     Accumulated benefit obligations.........................    4,224    5,721
                                                               =======  =======
   Projected benefit obligations.............................    7,967    5,721
   Plan assets at fair value.................................   (4,467)  (6,004)
                                                               -------  -------
   Projected benefit obligation in excess (less than) of plan
    assets...................................................    3,500     (283)
   Unrecognized net transition asset (liability).............   (2,297)   1,279
                                                               -------  -------
   Pension liability included in balance sheet...............  $ 1,203  $   996
                                                               =======  =======

  During 1997, the Companies decided to terminate the defined benefit pension plan and pursuant to this decision, all accrued benefits became fully vested as of August 31, 1997. The above amounts reflect the effects of such termination. All accrued plan obligations will be settled during 1998. There was no significant gain or loss recognized in connection with the termination. Any gain or loss associated with the plan settlement will be recognized in 1998.

 Retirement plans

  The Companies maintain various defined contribution retirement plans. Substantially all of the Companies' employees are eligible to participate in one of the plans under which annual contributions may be made by the Companies for the benefit of all eligible employees. In certain cases, employees may also make contributions to the plan in which they participate which, and subject to certain limitations, may be matched by the Companies up to certain specified percentages. Employees are generally eligible to participate in a plan upon joining the Companies and receive matching contributions after one year of employment. The Companies made contributions to the plans totaling $2,115, $10,470 and $13,725 in 1995, 1996 and 1997, respectively.

12. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

  The Companies have investments in the following companies/joint ventures:

       COMPANY/                                               CARRYING VALUE AT
     JOINT VENTURE                                              DECEMBER 31,
     -------------                                 OWNERSHIP  -----------------
                                                   PERCENTAGE   1996     1997
                                                   ---------- -------- --------
   Mac Publishing LLC.............................     50%    $    --  $ 16,244
   ExpoComm LLC...................................     50%    $  7,698 $  7,758
   Family PC G.P. ................................     50%    $ 10,138 $  9,342

  The companies/joint ventures listed above are engaged primarily in the publication or distribution of print media and the organization, production and management of trade shows. Other investments and joint ventures are not material to the Companies' financial statements.

  The Companies equity income (loss) was $0, $(796) and $335 in 1995, 1996 and 1997, respectively.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


13. SUPPLEMENTAL CASH FLOW INFORMATION

                                                     1995      1996      1997
                                                   -------- ---------- --------
   Cash paid during the year for:
     Interest to related parties.................. $  8,390 $   99,509 $185,447
     Income taxes.................................      --         360        4
   Noncash investing and financing activities:
     Fair value of assets acquired................ $836,479 $2,508,603 $ 20,749
     Liabilities assumed..........................   21,959    370,518    6,749
                                                   -------- ---------- --------
     Cash paid....................................  814,520  2,138,085   14,000
     Less--Cash acquired..........................      --      13,262      --
                                                   -------- ---------- --------
     Net cash paid for acquisitions............... $814,520 $2,124,823 $ 14,000
                                                   ======== ========== ========
     Return of capital dividends.................. $    --  $  899,948 $381,434
                                                   ======== ========== ========
     Capital contributions........................ $    --  $    5,002 $ 61,580
                                                   ======== ========== ========

14. STOCKHOLDER'S EQUITY

  The Companies' issued and outstanding Common Stock consists of 100 shares of ZDI and 100 shares of ZDCF. Such shares provide the holder with identical rights in corporate matters.

15. OPERATING LEASE COMMITMENTS

  The Companies are obligated under various operating leases which expire at various dates through 2021. Future minimum rental commitments under noncancelable operating leases are as follows:

   1998................................................................ $ 34,912
   1999................................................................   32,702
   2000................................................................   28,875
   2001................................................................   25,891
   2002................................................................   24,932
   Thereafter..........................................................  248,407
                                                                        --------
       Total........................................................... $395,719
                                                                        ========

  Netted in the above totals is approximately $5,000 for which ZDI has noncancelable subleases in place. Total sublease income approximates ZDI's required payments under the related leases. Rent expense amounted to approximately $2,492, $23,015 and $29,994 for the years ended December 31, 1995, 1996 and 1997, respectively.

16. CONTINGENCIES

  The Companies are subject to various claims and legal proceedings arising in the normal course of business. Management believes that the ultimate liability, if any, in the aggregate will not be material to the consolidated balance sheet, future operations or cash flows.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


17. SEGMENT INFORMATION

 Business segment information

  The Companies' operations have been classified into two business segments:
(i) publishing and (ii) trade shows and conferences.

 Publishing

  The publishing segment is engaged in publishing magazines, journals, newsletters, electronic information products, training manuals and providing market research about the computer industry. The publishing segment's principal operations are in the United States and Europe, although it also licenses or syndicates its editorial content to over 50 other publications distributed worldwide.

 Trade shows and conferences

  The trade shows and conferences segment is engaged in the organization, production and management of trade shows, conferences and seminars for the computer industry. The trade shows and conferences segment's principal operations are in North America and to a lesser extent in Europe, Asia and Latin America.

  Summarized financial information by business segment as of December 31, 1995, 1996 and 1997 and for each of the years then ended is set forth below:

                                                  1995       1996       1997
                                               ---------- ---------- ----------
   Revenue, net:
     Publishing............................... $      --  $  690,255 $  866,233
     Trade shows and conferences..............    202,729    264,884    287,528
                                               ---------- ---------- ----------
                                               $  202,729 $  955,139 $1,153,761
                                               ========== ========== ==========
   Income from operations:
     Publishing............................... $      --  $   18,676 $   49,997
     Trade shows and conferences..............     62,675     68,505     59,235
                                               ---------- ---------- ----------
                                               $   62,675 $   87,181 $  109,232
                                               ========== ========== ==========
   Total assets at December 31:
     Publishing............................... $      --  $2,440,651 $2,422,360
     Trade shows and conferences..............  1,090,981  1,143,522  1,124,286
                                               ---------- ---------- ----------
                                               $1,090,981 $3,584,173 $3,546,646
                                               ========== ========== ==========
   Depreciation and amortization:
     Publishing............................... $      --  $  106,587 $  118,814
     Trade shows and conferences..............     24,305     33,149     36,126
                                               ---------- ---------- ----------
                                               $   24,305 $  139,736 $  154,940
                                               ========== ========== ==========
   Capital expenditures:
     Publishing............................... $      --  $   14,657 $   21,399
     Trade shows and conferences..............      3,367      7,708      8,797
                                               ---------- ---------- ----------
                                               $    3,367 $   22,365 $   30,196
                                               ========== ========== ==========

  Operating income by business segment excludes interest income and interest expense.

           ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
             (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


Geographic Segment Information

                                           UNITED STATES OTHER AREAS  COMBINED
                                           ------------- ----------- ----------
   Year ended December 31, 1995:
   Revenue, net...........................  $  192,789    $  9,940   $  202,729
                                            ==========    ========   ==========
   Income (loss) from operations..........  $   64,930    $ (2,255)  $   62,675
                                            ==========    ========
   Other non-operating income.............                                4,199
   Related party-interest expense.........                               44,005
                                                                     ----------
   Income before taxes....................                           $   22,869
                                                                     ==========
   Total assets at December 31, 1995......  $1,081,829    $  9,152   $1,090,981
                                            ==========    ========   ==========

  Year ended December 31, 1996:

   Revenue, net...........................  $  854,666    $100,473   $  955,139
                                            ==========    ========   ==========
   Income (loss) from operations..........  $   92,210    $ (5,029)  $   87,181
                                            ==========    ========
   Other non-operating income.............                                6,341
   Related party-interest expense.........                              120,646
                                                                     ----------
   Loss before taxes......................                           $  (27,124)
                                                                     ==========
   Total assets at December 31, 1996......  $3,549,102    $ 35,071   $3,584,173
                                            ==========    ========   ==========

  Year ended December 31, 1997:

   Revenue, net...........................  $1,040,297    $113,464   $1,153,761
                                            ==========    ========   ==========
   Income from operations.................  $  107,085    $  2,147   $  109,232
                                            ==========    ========
   Other non-operating income.............                                8,722
   Related party-interest expense.........                              190,445
                                                                     ----------
   Loss before taxes......................                           $  (72,491)
                                                                     ==========
   Total assets at December 31, 1997......  $3,500,945    $ 45,701   $3,546,646
                                            ==========    ========   ==========

  Transactions between geographic areas are not significant.

          ZDI (ZIFF-DAVIS INC.) AND ZDCF (ZD COMDEX AND FORUMS INC.)
            (WHOLLY-OWNED INDIRECT SUBSIDIARIES OF SOFTBANK CORP.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)


18. SUBSEQUENT EVENTS (UNAUDITED)

 Reorganization of the Companies

  In February 1998, Softbank announced a reorganization of the Companies (the "Reorganization"). In connection with the Reorganization, Softbank will contribute the common stock of ZDI and ZDCF to a newly formed company in exchange for a majority of the new company's common stock, the balance of which will be offered to the public. In addition, approximately $928 million of obligations owed to Softbank will be converted to equity, approximately $1.5 billion of notes payable to affiliates will be refinanced, the $370 million obligation for the purchase of the MAC Assets will be paid and balances totaling approximately $42 million due from MAC will be settled. The Reorganization is contingent upon the successful completion of the public stock offering and refinancing of the notes payable to affiliates.

 Guarantee of Softbank's U.S. Debt

  In March 1998, the Company increased its guarantee of Softbank's U.S. debt from $150 million to $450 million.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Ziff-Davis Inc., (formerly Ziff-Davis Publishing Company)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholder's equity, present fairly, in all material respects, the financial position of Ziff-Davis Inc. and its subsidiaries (formerly Ziff-Davis Publishing Company or the "Company") at December 31, 1995 and February 28, 1996, and the results of their operations and their cash flows for the year ended December 31, 1995 and for the period from January 1, 1996 to February 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 16 to the financial statements, the Company was acquired by SOFTBANK Holdings Inc. on February 29, 1996.

PRICE WATERHOUSE LLP
New York, NY
February 17, 1998

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
            (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                      DECEMBER 31, FEBRUARY 28,
                                                          1995         1996
                                                      ------------ ------------
                       ASSETS
Current assets:
  Cash and cash equivalents..........................  $   10,083   $   13,669
  Accounts receivable, net...........................     113,078      116,075
  Inventories........................................      21,825       26,009
  Deferred taxes.....................................      22,129       23,570
  Prepaid postage and other current assets...........      16,621       16,852
                                                       ----------   ----------
Total current assets.................................     183,736      196,175
Property and equipment, net..........................      64,110       58,589
Intangible assets, net...............................   1,348,064    1,338,684
Deferred charges and other assets....................      27,996       26,457
                                                       ----------   ----------
Total assets.........................................  $1,623,906   $1,619,905
                                                       ==========   ==========
        LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable...................................  $   56,488   $   43,795
  Accrued expenses...................................      68,814       78,333
  Unexpired subscriptions, net.......................      81,737       86,435
  Due to management and affiliates...................      58,480       58,762
  Current portion of long-term debt..................       6,847        6,847
  Other current liabilities..........................       2,048        2,733
                                                       ----------   ----------
Total current liabilities............................     274,414      276,905
Deferred taxes.......................................      11,822       10,815
Long-term debt.......................................     439,153      439,153
Subordinated debentures--related party...............     525,000      525,000
Other long-term liabilities..........................       8,367        7,315
                                                       ----------   ----------
Total liabilities....................................   1,258,756    1,259,188
                                                       ----------   ----------
Commitments and contingencies (Notes 14, 15 and 16)
Stockholder's equity:
  Common stock, $.01 par value; 1,000 shares autho-
   rized;
   100 shares issued and outstanding.................        --            --
  Additional paid-in capital.........................     391,275      391,275
  Accumulated deficit................................     (26,002)     (30,549)
  Cumulative translation adjustment..................        (123)          (9)
                                                       ----------   ----------
Total stockholder's equity...........................     365,150      360,717
                                                       ----------   ----------
Total liabilities and stockholder's equity...........  $1,623,906   $1,619,905
                                                       ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
            (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                JANUARY 1, 1996
                                                    YEAR ENDED        TO
                                                   DECEMBER 31,  FEBRUARY 28,
                                                       1995          1996
                                                   ------------ ---------------
Revenue, net......................................   $768,995      $125,465
Cost of production................................    193,646        31,112
Selling, general and administrative expenses......    428,053        71,946
Depreciation and amortization of property and
 equipment........................................     37,160         6,073
Amortization of intangible assets.................     54,386         9,064
                                                     --------      --------
  Income from operations..........................     55,750         7,270
Interest expense, net.............................    (92,609)      (14,030)
Equity in losses of joint ventures................      3,391           235
                                                     --------      --------
  Loss before income taxes........................    (40,250)       (6,995)
Income tax benefit................................    (14,248)       (2,448)
                                                     --------      --------
Net loss..........................................   $(26,002)     $ (4,547)
                                                     ========      ========



   The accompanying notes are an integral part of the consolidated financial statements.

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
            (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               JANUARY 1, 1996
                                                  YEAR ENDED         TO
                                                 DECEMBER 31,   FEBRUARY 28,
                                                     1995           1996
                                                 ------------  ---------------
Cash flows from operating activities:
Net loss........................................ $   (26,002)     $ (4,547)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Depreciation and amortization.................      91,546        15,137
  Loss from equity investments..................       3,391           235
  Provisions for bad debts, allowances and
   cancellations................................      14,097         3,014
  Deferred tax benefit..........................     (14,248)       (2,448)
  Changes in operating assets and liabilities:
    Accounts receivable.........................     (26,956)       (6,011)
    Inventories.................................      (9,014)       (4,184)
    Accounts payable and accrued expenses.......       8,136        (3,174)
    Unexpired subscriptions, net................       2,499         4,698
    Due to management and affiliates............      (3,020)          282
    Other, net..................................      (3,366)        1,136
                                                 -----------      --------
Net cash provided by operating activities.......      37,063         4,138
                                                 -----------      --------
Cash flows from investing activities:
  Capital expenditures..........................     (14,163)         (552)
  Proceeds from sale of businesses..............      23,508           --
                                                 -----------      --------
Net cash provided (used) by investing
 activities.....................................       9,345          (552)
                                                 -----------      --------
Cash flows from financing activities:
  Borrowings under revolving credit facility....      80,625        24,335
  Repayment of revolving credit facility........     (60,625)      (24,335)
  Repayment of acquisition indebtedness.........  (1,122,931)          --
                                                 -----------      --------
Net cash used by financing activities...........  (1,102,931)          --
                                                 -----------      --------
Net (decrease)/increase in cash and cash
 equivalents....................................  (1,056,523)        3,586
Cash and cash equivalents at beginning of
 period.........................................   1,066,606        10,083
                                                 -----------      --------
Cash and cash equivalents at end of period...... $    10,083      $ 13,669
                                                 ===========      ========
Supplemental cash flow disclosures:
  Interest paid................................. $    78,811      $ 29,255
  Income taxes paid............................. $    92,729      $    --

   The accompanying notes are an integral part of the consolidated financial statements.

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
            (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                          COMMON STOCK  ADDITIONAL              CUMULATIVE      TOTAL
                          -------------   PAID-IN  ACCUMULATED  TRANSLATION STOCKHOLDER'S
                          SHARES AMOUNT   CAPITAL    DEFICIT    ADJUSTMENT      EQUITY
                          ------ ------ ---------- ----------- ------------ -------------
Balance at January 1,
 1995...................   100   $ --    $391,275   $    --       $ --        $391,275
Net loss................   --      --         --     (26,002)       --         (26,002)
Foreign currency
 translation adjustment.   --      --         --         --        (123)          (123)
                           ---   -----   --------   --------      -----       --------
Balance at December 31,
 1995...................   100     --     391,275    (26,002)      (123)       365,150
Net loss................   --      --         --      (4,547)       --          (4,547)
Foreign currency
 translation adjustment.   --      --         --         --         114            114
                           ---   -----   --------   --------      -----       --------
Balance at February 28,
 1996...................   100   $ --    $391,275   $(30,549)     $  (9)      $360,717
                           ===   =====   ========   ========      =====       ========




   The accompanying notes are an integral part of the consolidated financial statements.

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
           (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

1. ORGANIZATION AND ACQUISITION

  Ziff-Davis Inc. ("ZDI," formerly Ziff-Davis Publishing Company) is a wholly-owned subsidiary of Ziff-Davis Holdings Corp. ("Holdings").

  ZDI is engaged in publishing magazines, journals and training manuals and providing market research about the computer industry, with operations in the United States, Canada and Europe.

 Acquisition

  Effective January 1, 1995, Holdings, through ZDI, directly and indirectly acquired certain assets and assumed certain liabilities of the Ziff-Davis publishing business and related businesses (the "Acquisition" or the "Acquired Businesses") from Ziff Communications Company, L.P., a limited partnership ("ZCC") and other persons and entities (collectively referred to as the "Sellers"), for an aggregate purchase price of approximately $1,400,000 plus transaction costs. ZDI funded the Acquisition through the issuance of Common Stock, bank borrowings and a subordinated note payable to Holdings.

  The acquisition has been accounted for using the purchase method of accounting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of ZDI and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Investments in companies in which ownership interests range from 20 to 50 percent are accounted for under the equity method. ZDI has an equity investment interest in Family PC G.P. of 50%. The equity investment in Family PC G.P. is not material to ZDI's consolidated financial statements.

 Cash and cash equivalents

  ZDI considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Concentration of credit risk

  ZDI places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of federally insured limits. ZDI has not experienced losses in such accounts.

  ZDI's advertisers include customers who represent a variety of technology companies in the United States and other countries. ZDI extends credit to its customers and historically has not experienced significant losses relating to receivables from individual customers or groups of customers.

 Property and equipment

  Property and equipment have been recorded at their estimated fair value at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the acquired assets, ranging from 3 to 39 years. Leasehold improvements are amortized using the straight-line method over the service life of the improvement or the life of the related lease, whichever is shorter. Maintenance and repair costs are charged to expense as incurred.

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
           (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

 Paper inventories

  Paper inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

 Intangible assets

  Intangible assets consist principally of advertising lists, trademarks and trade names and goodwill. Amortization of these assets is computed on a straight-line basis over their estimated useful lives. Identifiable intangible assets are amortized over a period of 2 to 39 years and goodwill, which represents the excess of the purchase price over the estimated fair values of net assets acquired, is amortized over 40 years. ZDI assesses the recoverability of its intangible assets whenever adverse events or changes in circumstances indicate that expected future cash flows (undiscounted and without interest charges) may not be sufficient to support the carrying amount of intangible assets. If undiscounted cash flows are not sufficient to support the recorded assets, an impairment loss is recognized to reduce the carrying value of the intangibles to its estimated recoverable value.

 Revenue recognition

  Advertising revenue for ZDI's publications, less agency commissions, is recognized as income in the month that the related publications are sent to subscribers or becomes available for sale at newsstands.

  Circulation revenue consists of both subscription and single copy newsstand sales. Subscription revenue, less estimated cancellations, is deferred and recognized as income in the month that the related publications are sent to subscribers. Newsstand sales, less estimated returns, are recognized in the month that the related publications become available for sale at newsstands.

  Revenue generated by market research is recognized when the service is provided.

 Operating costs and expenses

  Cost of production includes paper, manufacturing, distribution and fulfillment. Selling and promotion costs include subscriber acquisition costs which are expensed as incurred. Editorial and product development costs are generally expensed as incurred. Product development costs include the cost of artwork, graphics, prepress, plates and photography for new products.

 Foreign currency

  Gains and losses on foreign currency transactions, which are not significant, have been included in selling, general and administrative expenses. The effect of translation of foreign currency financial statements into U.S. dollars is included in the cumulative translation adjustments account in stockholder's equity.

 Income taxes

  ZDI uses the asset and liability approach for financial accounting and reporting of deferred taxes.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from these estimates.

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
           (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

 Fair value of financial instruments

  All current assets and liabilities are carried at cost, which approximates fair value because of the short-term maturity of those instruments. The recorded amounts of ZDI's long-term debt also approximate fair value which was based upon the current rates available to ZDI for debt with similar remaining maturities.

 Impairment of long-lived assets

  In 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). ZDI adopted SFAS 121 in fiscal 1996 with no effect on operations.

 Earnings per share

  Historical earnings per share data has been omitted on the basis that it is not meaningful due to the insignificant number of shares outstanding.

3. ACCOUNTS RECEIVABLE, NET

  Accounts receivable, net consist of the following:

                                                      DECEMBER 31, FEBRUARY 28,
                                                          1995         1996
                                                      ------------ ------------
   Accounts receivable...............................   $168,961     $166,036
   Allowance for doubtful accounts, returns and
    cancellations....................................    (55,883)     (49,961)
                                                        --------     --------
                                                        $113,078     $116,075
                                                        ========     ========

4. PROPERTY AND EQUIPMENT, NET

  Property and equipment, net, consist of the following:

                                                       DECEMBER 31, FEBRUARY 28,
                                                           1995         1996
                                                       ------------ ------------
   Computers and equipment............................   $ 55,838     $ 56,390
   Leasehold improvements.............................     25,999       25,999
   Furniture and fixtures.............................     12,404       12,404
   Other..............................................      7,029        7,029
                                                         --------     --------
                                                          101,270      101,822
   Accumulated depreciation and amortization..........    (37,160)     (43,233)
                                                         --------     --------
                                                         $ 64,110     $ 58,589
                                                         ========     ========

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
           (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

5. INTANGIBLE ASSETS, NET

  Intangible assets, net, consist of the following:

                                              RANGE OF
                                               LIVES   DECEMBER 31, FEBRUARY 28,
                                              (YEARS)      1995         1996
                                              -------- ------------ ------------
   Advertiser lists..........................   7-39    $  645,800   $  645,800
   Trademarks and trade names................     30       235,820      235,820
   Subscriber lists..........................   3-10        47,436       47,436
   Other.....................................    2-5        28,800       28,800
   License agreements........................   6-14        11,211       11,211
   Goodwill..................................     40       433,383      433,067
                                                        ----------   ----------
                                                         1,402,450    1,402,134
   Accumulated amortization..................              (54,386)     (63,450)
                                                        ----------   ----------
                                                        $1,348,064   $1,338,684
                                                        ==========   ==========

  Intangible assets primarily relate to the acquisition of ZDI. As discussed in Note 1, the acquisition was accounted for under the purchase method of accounting. As such the purchase price was allocated to tangible and identifiable intangible assets with the remaining amount allocated to goodwill.

  Advertising lists, exhibitor relationships and subscriber lists were recorded at their estimated fair value as determined by an "income" approach. Trademarks/trade names were recorded at their estimated fair value using a "relief from royalty" approach.

  All intangible assets are being amortized using the straight-line method over their estimated useful lives, up to 40 years. In determining the estimated useful lives, ZDI considered its competitive position in the markets in which it operates, the historical attrition rates of advertisers, exhibitors and subscribers, legal and contractual obligations, and other factors.

  Recoverability of goodwill and intangible assets is assessed at a minimum on an annual basis. Impairments would be recognized in operating results if a permanent diminution in value were to occur based upon an undiscounted cash flow analysis.

6. ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                       DECEMBER 31, FEBRUARY 28,
                                                           1995         1996
                                                       ------------ ------------
   Payroll and related employee benefits..............   $35,044      $35,152
   Accrued interest...................................    16,804       27,526
   Other taxes payable................................     1,588        2,576
   Other accrued expenses.............................    15,378       13,079
                                                         -------      -------
                                                         $68,814      $78,333
                                                         =======      =======

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
            (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

7. INCOME TAXES

  Loss before income taxes is attributable to the following jurisdictions:

                                                           YEAR      JANUARY 1
                                                          ENDED          TO
                                                       DECEMBER 31, FEBRUARY 28,
                                                           1995         1996
                                                       ------------ ------------
   United States......................................   $(31,114)    $(4,757)
   Foreign............................................     (9,136)     (2,238)
                                                         --------     -------
     Total............................................   $(40,250)    $(6,995)
                                                         ========     =======

  Components of the income tax benefit are as follows:

                                                           YEAR      JANUARY 1
                                                          ENDED       THROUGH
                                                       DECEMBER 31, FEBRUARY 28,
                                                           1995         1996
                                                       ------------ ------------
   U.S. federal income taxes:
     Current..........................................   $    --      $   --
     Deferred.........................................    (11,040)     (1,897)
   State and local income taxes:
     Current..........................................        --          --
     Deferred.........................................     (3,208)       (551)
   Foreign income taxes...............................        --          --
                                                         --------     -------
       Total income tax benefit.......................   $(14,248)    $(2,448)
                                                         ========     =======

  A reconciliation of the U.S. federal statutory tax rate to ZDI's effective tax rate on loss before income taxes is as follows:

                                                          YEAR      JANUARY 1
                                                         ENDED          TO
                                                      DECEMBER 31, FEBRUARY 28,
                                                          1995         1996
                                                      ------------ ------------
   Federal tax at 35%................................     35.0%        35.0%
   State and local taxes (net of federal tax bene-
    fit).............................................      6.0          6.0
   Foreign losses....................................     (2.5)        (2.5)
   Amortization of nondeductible goodwill............     (1.3)        (1.2)
   Other nondeductible expenses......................     (1.8)        (2.3)
                                                          ----         ----
     Effective tax rate..............................     35.4%        35.0%
                                                          ====         ====

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
           (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

  Following is a summary of the components of the deferred tax accounts at December 31, 1995 and February 28, 1996:

                                                      DECEMBER 31, FEBRUARY 28,
                                                          1995         1996
                                                      ------------ ------------
   Current deferred tax assets:
     Allowance for bad debts.........................   $  8,396     $  8,535
     Employee compensation, bonus, and vacation......     12,248       12,687
     Other...........................................      1,485        2,348
                                                        --------     --------
       Current deferred tax assets...................     22,129       23,570
                                                        --------     --------
   Noncurrent deferred tax assets and (liabilities):
     Basis difference in intangible assets...........    (69,271)     (71,589)
     Basis difference in property and equipment......     (3,378)      (1,863)
     Deferred rental expense.........................      3,285        3,139
     Net operating loss carryforwards................    102,165      103,954
     Acquisition reserves............................      2,773        2,756
     Other...........................................       (220)         (36)
                                                        --------     --------
       Gross noncurrent deferred tax assets..........     35,354       36,361
     Valuation allowance.............................    (47,176)     (47,176)
                                                        --------     --------
       Net noncurrent deferred tax liabilities.......    (11,822)     (10,815)
                                                        --------     --------
   Total net deferred tax assets.....................   $ 10,307     $ 12,755
                                                        ========     ========

  As of December 31, 1995 and February 28, 1996, ZDI had total deferred tax assets of $83,176 and $86,243, respectively, and total deferred tax liabilities of $72,869 and $73,488, respectively.

  As of February 28, 1996, ZDI has U.S. and foreign net operating loss carryforwards of approximately $244,172, which will begin to expire on December 31, 1996. The December 31, 1995 and the February 28, 1996 net deferred tax asset is reduced by a valuation allowance of $47,176 relating to tax benefits of foreign net operating loss carryforwards which are not expected to be recognized.

  ZDI's foreign subsidiaries have no undistributed earnings for remittance to the U.S. and therefore no U.S. or foreign tax provision on remittances has been recorded.

8. DUE TO MANAGEMENT AND AFFILIATES

  Payables to management and affiliates consist of the following:

                                                       DECEMBER 31, FEBRUARY 28,
                                                           1995         1996
                                                       ------------ ------------
   Payable to:
     Management.......................................   $28,161      $28,443
     Sellers..........................................    21,500       21,500
     Holdings.........................................     8,819        8,819
                                                         -------      -------
                                                         $58,480      $58,762
                                                         =======      =======

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
           (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

  As part of the Acquisition, ZDI agreed to assume certain obligations to management arising out of prior employment arrangements. Approximately $40,000 was due under these arrangements, of which approximately $12,000 was paid in 1995. The balance of the obligation, including accrued interest, was paid in 1997.

  Amounts due to sellers represent final amounts payable related to the Acquisition.

9. LONG-TERM DEBT

  Long-term debt at December 31, 1995 and February 28, 1996 is comprised of the following:

   Bank debt:
     Tranche A........................................................ $ 86,604
     Tranche B........................................................  179,479
     Tranche C........................................................  159,917
     Revolving credit arrangement.....................................   20,000
                                                                       --------
                                                                        446,000
   Less--Current portion..............................................   (6,847)
                                                                       --------
                                                                       $439,153
                                                                       ========

  On December 21, 1994, ZDI borrowed $515,000 under the terms of a Credit Agreement. The proceeds of the loan were used to finance a portion of the Acquisition and pay certain transaction costs.

  Tranche A, as amended on August 31, 1995, is a six-year term loan due quarterly in varying amounts from September 30, 1995 through December 31, 2000. Tranche B is a seven-year term loan due quarterly in varying amounts commencing September 30, 1995 through September 30, 2001, with a final payment of $126,000 on December 31, 2001. Tranche C is an eight-year term loan providing for quarterly payments, aggregating $1,000 per calendar year commencing September 30, 1995 through December 31, 2001, followed by four quarterly payments of $39,500 through December 31, 2002.

  The Credit Agreement also provides ZDI with an additional $85,000, increased to $150,000 under terms of the August 31, 1995 amendment, under a revolving credit arrangement through December 31, 2000. These funds are available for loans, letters of credit, and swing-line loans, subject to certain maximum levels of borrowing. At least once during each year, for a period of 30 consecutive days, the loans outstanding under the revolving credit facility must be reduced so that the aggregate outstanding amount does not exceed $130,000 during such 30-day period. The commitment fee for the revolving credit facility is .50% during 1995 and 1996 on the unused portion of the facility. ZDI has the option to permanently reduce the amount available for borrowings under the revolving credit facility by a minimum of $5,000 at any time. At December 31, 1995 and February 28, 1996, $130,000 under the revolving credit facility is available for borrowing.

  During 1995 and the period January 1, 1996 to February 28, 1996, the Tranche A and revolving credit loans bore interest, payable at least quarterly, at either the Average Bank Rate ("ABR"), as defined, plus 1.25%, or at the Eurodollar rate, plus 2.5% at the election of ZDI. Tranche B and C loans bore interest, payable at least quarterly, at either the ABR, plus 1.75% and 2.25%, respectively, or at the Eurodollar rate, as defined, plus 3% and 3.5%, respectively, at the election of ZDI. Swing-line loans bear interest at the ABR, plus the applicable margins as discussed above. Borrowings outstanding at December 31, 1995 and February 28, 1996 were $446,000 and the weighted average interest rate was 8.8% and 10.1%, respectively.

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
           (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

  ZDI is required to comply with various restrictive covenants, including maintaining certain financial ratios, restrictions on additional indebtedness, capital expenditures, acquisitions, certain asset sales, declaration of dividends and acquisition of ZDI's or Holdings' Common Stock. All borrowings under the Credit Agreement are secured by the common stock and other equity interests of ZDI and its wholly-owned subsidiaries.

  ZDI is required to make mandatory prepayments of the loans with the net proceeds of certain asset sales and debt issuances, if any. ZDI is also required, commencing with the year ending December 31, 1995, to prepay the loans with a portion of excess cash flow, as defined, once certain cash balances are achieved. These cash balances were not achieved during 1995 or for the period from January 1, 1996 to February 28, 1996 and therefore no prepayments occurred.

  Scheduled principal payments for each of the next five years are as follows:

   1996................................................................ $  6,847
   1997................................................................   13,518
   1998................................................................   21,524
   1999................................................................   23,658
   2000................................................................   52,795
   Thereafter..........................................................  327,658
                                                                        --------
     Total............................................................. $446,000
                                                                        ========

10. RELATED PARTY TRANSACTIONS

  Prior to the Acquisition, ZCC provided certain services to ZDI, including legal, tax, human resources, payroll, facilities management and management information services. The remaining unpaid balance (approximately $8,100) for such services was paid in the normal course of business during 1995. Beginning in 1995, ZDI sublet office space and provided administrative services to ZCC. Such office space and services were provided to ZCC at ZDI's cost. The majority partners of ZCC have a continuing investment in Holdings of approximately 6%.

  On the closing date of the Acquisition, ZDI paid approximately $280,000 in cash to the Sellers and issued notes due January 13, 1995 and January 16, 1995 totaling $1,033,931, for the balance. These notes were subsequently fully paid in January, 1995.

  See Note 11 for a description of subordinated debentures.

  In connection with the Acquisition, ZDI paid transaction costs of $14,000 to an affiliate of Holdings.

  The Company paid $44,555 and $3,791 in interest to Holdings for the year ended December 31, 1995 and for the period from January 1, 1996 to February 28, 1996, respectively.

11. SUBORDINATED DEBENTURES--RELATED PARTY

  On December 21, 1994, ZDI issued a $525,000 subordinated note payable to Holdings to finance a portion of the Acquisition. The note bears interest at 8 1/2% per annum with interest payable semiannually on February 28 and August 31 of each year. The principal is repayable in three installments of $175,000 each on December 21, 2005, December 21, 2006 and December 21, 2007. This note is fully subordinated in right of payment to the bank borrowings (see Note 9).

         ZDI (ZIFF-DAVIS INC., FORMERLY ZIFF-DAVIS PUBLISHING COMPANY)
           (A WHOLLY-OWNED SUBSIDIARY OF ZIFF-DAVIS HOLDINGS CORP.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
              (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

12. EMPLOYEE BENEFIT PLANS

 Retirement plans

  ZDI and its subsidiaries maintain various defined contribution retirement plans. Substantially all of ZDI's employees are eligible to participate in one of the plans under which annual contributions may be made by ZDI for the benefit of all eligible employees. Employees may also make contributions to the plan in which they participate which, subject to certain limitations, may be matched by ZDI up to certain specified percentages. Employees are generally eligible to participate in a plan upon joining ZDI and receive matching contributions immediately upon commencement of employment. In addition, the employees become eligible to receive a discretionary Company contribution after one year of employment. ZDI made contributions of $8,432 and $1,407 for the year ended December 31, 1995 and for the period ended February 28, 1996, respectively.

13. SALE OF BUSINESSES

  During 1995, ZDI disposed of two subsidiaries and received cash consideration of $23,508. No gain or loss was realized on the dispositions.

14. OPERATING LEASE COMMITMENTS

  ZDI is obligated under various operating leases which expire at various dates through 2006. Future minimum rental commitments under noncancelable operating leases are as follows:

   1996 (ten-month period).............................................. $15,771
   1997.................................................................  19,606
   1998.................................................................  18,219
   1999.................................................................  12,532
   2000.................................................................   9,611
   Thereafter...........................................................  14,583
                                                                         -------
     Total.............................................................. $90,322
                                                                         =======

  Netted in the above totals is approximately $2,300 for which ZDI has noncancelable subleases in place. Total sublease income approximates ZDI's required payments under the related leases. Rent expense amounted to approximately $22,900 and $4,020 for the year ended December 31, 1995 and for the period from January 1, 1996 to February 28, 1996, respectively.

15. CONTINGENCIES

  ZDI is subject to various claims and legal proceedings arising in the normal course of business. Management believes that the ultimate liability, if any, in the aggregate will not be material to the consolidated balance sheet, future operations or cash flows.

16. SUBSEQUENT EVENTS

 Acquisition of the Company

  In February 1996, SOFTBANK Corp. entered into an agreement to acquire the stock of ZDI for an aggregate purchase price of approximately $1,800,000, plus transaction costs. In a separate agreement, MAC Inc. Ltd., an affiliated company of SOFTBANK Corp., acquired directly and through affiliates, certain of the assets and assumed certain of the liabilities of ZDI for an aggregate purchase price of approximately $302,000.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following is a statement of the estimated expenses, other than underwriting discounts and commissions, to be incurred in connection with the distribution of the securities registered under this Registration Statement.

                                                                       AMOUNT
                                                                     TO BE PAID
                                                                     ----------
     Securities and Exchange Commission registration fee............ $   73,750
     NASD fees and expenses......................................... $   25,500
     Legal fees and expenses........................................    450,000
     Printing and engraving fees....................................    150,000
     Accounting fees and expenses...................................    500,000
     Trustee's fees.................................................     15,000
     Miscellaneous..................................................     35,750
                                                                     ----------
       Total........................................................ $1,250,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceeding in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. Section 6.4 of the Registrant's By-laws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

  Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation provides for such limitation of liability.

  Reference is also made to Section 7(c) of the Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement for information concerning the Underwriters' obligation to indemnify the Registrant and its officers and directors in certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

  1.1  Form of Underwriting Agreement.
  3.1  Form of Certificate of Incorporation of the Company (incorporated herein by reference to the exhibit in the Company's Registration Statement on
       Form S-1, File No. 333-46493).
  3.2  Form of By-laws of the Company (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File No.
       333-46493).
  4.1  Indenture, dated as of May 1, 1998, between Ziff-Davis Inc. and The Bank of New York, as Trustee.
  5.1  Opinion of Sullivan & Cromwell, counsel to the Company.
 10.1  1998 Incentive Compensation Plan (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File
       No. 333-46493).
 10.2  1998 Employee Stock Purchase Plan (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File
       No. 333-46493).
 10.3  Undertaking, dated as of April 1, 1998, between SOFTBANK Corp. and ZD
       Inc. (incorporated herein by reference to the exhibit in the Company's
       Registration Statement on Form S-1, File No. 333-46493).
 10.4  License and Services Agreement, dated as of July 28, 1997, between Ziff-
       Davis Inc., ZDTV LLC, ZD Television Productions, Inc., MAC Holdings
       (America) Inc. and MAC Inc. (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File No.
       333-46493).
 10.5  Master License Agreement, dated as of April 1, 1998, between Ziff-Davis
       Inc. and SOFTBANK Corp. (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File No. 333-
       46493).
 10.6  License Agreement, dated as of July 1, 1998, between MAC Inc., Ziff-
       Davis Inc. and SOFTBANK Corp. (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File No.
       333-46493).
 10.7  Agreement to Produce, dated April 1, 1998, between ZD COMDEX and Forums
       Inc. and SOFTBANK Forums KK (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File No.
       333-46493).
 10.8  Trademark License Agreement, dated as of April 1, 1998, between ZD
       COMDEX and Forums Inc. and SOFTBANK Forums KK (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form
       S-1, File No. 333-46493).
 10.9  Technical Assistance Agreement, dated as of April 1, 1998, between ZD
       COMDEX and Forums Inc. and SOFTBANK Forums KK (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form
       S-1, File No. 333-46493).
 10.10 Accounting and Administrative Services Agreement, dated as of April 1,
       1998, between ZD COMDEX and Forums Inc. and SOFTBANK Forums KK
       (incorporated herein by reference to the exhibit in the Company's
       Registration Statement on Form S-1, File No. 333-46493).
 10.11 Registration Rights Agreement, dated as of April 1, 1998, between ZD
       Inc. and SOFTBANK Holdings Inc. (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File No.
       333-46493).
 10.12 Credit Agreement, dated as of March 27, 1996, between SOFTBANK Holdings
       Inc., the Guarantors listed therein, The Bank of New York and Morgan
       Stanley Senior Funding, Inc., as amended March 9, 1998 (incorporated herein by reference to the exhibit in the Company's Registration
       Statement on Form S-1, File No. 333-46493).
 10.13 Credit Agreement, dated as of        , 1998, between Ziff-Davis Inc.,
       BNY Capital Markets, Inc., Morgan Stanley Senior Funding, Inc. and the
       Agents listed therein.**
 10.14 Lease of Ziff-Davis Inc. headquarters at 28 East 28th Street, New York,
       New York (incorporated herein by reference to the exhibit in the
       Company's Registration Statement on Form S-1, File No. 333-46493).

 10.15 Lease Agreement, dated as of May 4, 1998, between Ziff-Davis Inc., ZD
       Inc., ZD COMDEX and Forums Inc. and Kingston Technology Company
       (incorporated herein by reference to the exhibit in the Company's
       Registration Statement on Form S-1, File No. 333-46493).
 10.16 1998 Non-Employee Directors Stock Option Plan Agreement (incorporated herein by reference to the exhibit in the Company's Registration
       Statement on Form S-1, File No. 333-46493).
 10.17 Assignment, dated as of May 4, 1998, between Kingston Technology Company and Ziff-Davis Inc. (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File No. 333-46493).
 10.18 Employment Agreement, dated as of April 1, 1998, between ZD Inc. and
       Eric Hippeau (incorporated herein by reference to the exhibit in the
       Company's Registration Statement on Form S-1, File No. 333-46493).
 10.19 Employment Agreement, dated as of April 1, 1998, between ZD COMDEX and
       Forums Inc. and Jason E. Chudnofsky (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File
       No. 333-46493).
 12.   Computation of Ratio of Earnings to Fixed Charges (incorporated herein by reference to the exhibit in the Company's Registration Statement on
       Form S-1, File No. 333-46493).
 21.1  List of subsidiaries of the Company (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File
       No. 333-46493).
 23.1  Consent of Price Waterhouse LLP.
 23.2  Consent of Sullivan & Cromwell (included in Exhibit 5 above).
 25    Statement of eligibility of trustee.
 27    Financial Data Schedule (incorporated herein by reference to the exhibit in the Company's Registration Statement on Form S-1, File No. 333-
       46493).

--------
** To be filed by amendment.

  (B) FINANCIAL STATEMENT SCHEDULES

  Not applicable.

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 14, Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment to the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on the 24th day of April, 1998.

                                          ZD Inc.

                                                   /s/ Eric Hippeau
                                          By:
                                             ----------------------------------

                                            ERIC HIPPEAU

                                            CHAIRMAN, CHIEF EXECUTIVE OFFICER

  Each of the undersigned hereby constitutes and appoints Timothy C. O'Brien (Chief Financial Officer of the Company) and J. Malcolm Morris (Senior Vice President and General Counsel), and each of them severally, his/her true and lawful attorney-in-fact or attorneys-in-fact with power of substitution and resubstitution to sign in his/her name, place and stead in any and all such capacities the Registration Statement and any and all amendments thereto (including post-effective amendments and amendments filed pursuant to Rule 462(b) under the Securities Act) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, each of said attorneys-in-fact to have power to act with or without the other, and to have full power and authority to do and perform, in the name and on behalf of each such officer and director of the Registrant who shall have executed such a power of attorney, every act whatsoever which such attorneys-in-fact, or any of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as such officer or director of the Registrant might or could do in person.

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on April 24, 1998.

           SIGNATURES                              TITLE

        /s/ Eric Hippeau               Chairman, Chief Executive Officer,
-------------------------------------   Director (Principal Executive
         (ERIC HIPPEAU)                 Officer)


     /s/ Timothy C. O'Brien            Chief Financial Officer, Director
-------------------------------------   (Principal Financial Officer)
      (TIMOTHY C. O'BRIEN)


       /s/ Mark D. Moyer               Controller (Principal Accounting
-------------------------------------   Officer)
        (MARK D. MOYER)


       /s/ Masayoshi Son               Director
-------------------------------------
        (MASAYOSHI SON)


      /s/ Yoshitaka Kitao              Director
-------------------------------------
       (YOSHITAKA KITAO)


      /s/ Ronald D. Fisher             Director
-------------------------------------
       (RONALD D. FISHER)

           SIGNATURES               TITLE


    /s/ Jason E. Chudnofsky             Director
-------------------------------------
     (JASON E. CHUDNOFSKY)


      /s/ Claude P. Sheer               Director
-------------------------------------
       (CLAUDE P. SHEER)


    /s/ Jonathan D. Lazarus             Director
-------------------------------------
     (JONATHAN D. LAZARUS)


      /s/ Jerry C.-Y. Yang              Director
-------------------------------------
       (JERRY C.-Y. YANG)